UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [X]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Dorchester Energy Inc.

(Name of Subject Company)

Dorchester Energy Inc.

(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Celtic Exploration Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

25818W108

(CUSIP Number of Class of Securities (if applicable))

Dorchester Energy Inc., Attention: Murray Scalf
640, 910 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N8
Tel. No. (403) 237-7788

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 6, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular dated November 5, 2002
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. Informational Legends

See cover page of the Offer and Circular dated November 5, 2002.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. *No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities being offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless the issuance of such securities is permitted under applicable securities laws without being registered or qualified for issuance.*

November 5, 2002

CELTIC EXPLORATION LTD.

OFFER TO PURCHASE

All of the outstanding common shares
of

DORCHESTER ENERGY INC.

at a price, at the election of the Shareholder,
for each DEI Share of
$0.70 (Cdn.) cash
or
0.233 of a Celtic Share
or
a combination of cash and Celtic Shares

subject to the payment of shares under the Offer of no more than 1,879,285 Celtic Shares. Shareholders may elect either form of purchase consideration for any portion of their DEI Shares.

The maximum share consideration to be paid in consideration for the DEI Shares pursuant to the Offer is based upon the assumption that all of the DEI Shares will be tendered and taken up and paid for under the Offer; accordingly, the maximum amount of consideration payable in Celtic Shares shall be reduced as of the first take up date according to the number of the outstanding DEI Shares (calculated on a "diluted basis", as defined herein) actually tendered for share consideration and taken up and paid for by Celtic under the Offer and on the assumption that remaining Shareholders not having tendered will thereafter request consideration payable in Celtic Shares. See Section 1 of the Offer, "The Offer".

This Offer is for all DEI Shares presently outstanding, including all DEI Shares which may be issued on the exercise of outstanding options or other rights to purchase DEI Shares. **The Offer is open for acceptance at any time prior to 4:00 p.m. (Calgary time) on December 12, 2002 unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, less than 66⅔% (on a "diluted basis") of the outstanding DEI Shares have been deposited under the Offer and not withdrawn.

THE BOARD OF DIRECTORS OF DEI HAS DETERMINED AND ADVISED THAT IT UNANIMOUSLY RECOMMENDS THAT DEI SHAREHOLDERS ACCEPT THE OFFER. THE BOARD OF DIRECTORS OF DEI HAS ADVISED THAT DEI'S FINANCIAL ADVISOR HAS CONCLUDED THAT THE CONSIDERATION UNDER THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO DEI SHAREHOLDERS.

Celtic has entered into Lock-up Agreements with the Tendering Shareholders who hold an aggregate of 6,482,400 DEI Shares and 999,333 DEI Options, representing approximately 46.44% of the issued and outstanding DEI Shares (on a diluted basis) and have agreed to exercise such options and deposit all DEI Shares held by such Tendering Shareholders (including those shares acquired by them upon exercise of DEI Options, if any), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

Shareholders who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal at any of the offices of the Depositary listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance — Procedure for Guaranteed Delivery". Persons whose DEI Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their DEI Shares if they wish to accept the Offer.

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

Valiant Trust Company

(cover page continued on the following page)

Questions and requests for assistance may be directed to Valiant Trust Company. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document.

The DEI Shares are listed and posted for trading on the TSX-V. On October 18, 2002, the last full day on which the DEI Shares traded publicly prior to the public announcement of execution of the Pre-Acquisition Agreement, the closing price of the DEI Shares on the TSX-V was $0.49. On November 4, 2002, the closing price of the DEI Shares on the TSX-V was $0.73. The $0.70 Offer price represents a 29.6% premium over the weighted average closing price of the DEI Shares on the TSX-V of $0.54 for the 20 trading days ending on October 18, 2002.

The Celtic Shares are listed and posted for trading on the TSX-V. On October 18, 2002, the last full day on which the Celtic Shares traded prior to public announcement of the execution of the Pre-Acquisition Agreement, the closing price of the Celtic Shares on the TSX-V was $3.50. On November 4, 2002, the closing price of the Celtic Shares on the TSX-V was $4.00.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission has passed upon the accuracy or adequacy of the Offer to Purchase and the Circular. Any representation to the contrary is a criminal offence.

The Offer is made by a Canadian issuer in accordance with Canadian law and the disclosure requirements of Canada. Holders of DEI Shares should be aware that such requirements are different from the disclosure requirements in the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Celtic is incorporated under the laws of the Province of Alberta, that its officers and directors are residents of Canada and that all or a substantial portion of the assets of Celtic and of said persons may be located outside the United States.

Shareholders should be aware that Celtic or its affiliates, directly or indirectly, may bid for or make purchases of the DEI Shares subject to the Offer or certain related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Shareholders should be aware that a tender of DEI Shares under the Offer by, or the acquisition by Celtic or its affiliates of DEI Shares from, a holder of DEI Shares may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in or citizens of the United States are not fully described herein. Such Shareholders are urged to consult their own tax advisors.

Except where otherwise indicated, all references to "dollars" or "$" are to Canadian dollars. On November 4, 2002, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 (U.S.) = $1.5562 (Cdn.), ($1.00 (Cdn.) = $64.26 (U.S.)).

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular are "forward-looking statements" and are prospective in nature. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes to differ materially from future expectations described in or contemplated by such forward-looking statements.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits of DEI Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Celtic or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In the Offer and the Circular, the abbreviations set forth below have the following meanings:

"bbls"	barrels
"bbls/d"	barrels per day
"bcf"	1,000,000,000 cubic feet
"boe"	barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"bopd"	barrels of oil per day
"m3"	cubic metre volume
"mbbls"	1,000 barrels
"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet
"mcf/d"	1,000 cubic feet per day
"mmbbls"	1,000,000 barrels
"mmbtu"	one million British Thermal Units
"mmcf"	1,000,000 cubic feet
"mmcf/d"	one million cubic feet per day
"mstb"	1,000 stock tank barrels
"NGL"	natural gas liquids

Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content.

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time;

"Affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided;

"Alderson Properties" means the PNG rights and related interests of certain lands and leases located in the Alderson area, Alberta;

"Applicable Laws" means all applicable securities laws, rules of applicable stock exchanges and applicable corporation, competition and regulatory laws;

"ARTC" means the Alberta royalty tax credit;

"Associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided;

"Business Day" means any day, other than a Saturday, Sunday or Canadian federal or Alberta provincial holiday, on which banks are open for business in the City of Calgary, in the Province of Alberta;

"Cash Election Shareholders" means those Shareholders who elect to take cash consideration for DEI Shares tendered to the Offer;

"Cash Election Shares" means that number of DEI Shares which are tendered to the Offer as of the Initial Take-up Date and which the Shareholders thereof elect to take cash consideration therefor;

"Celtic" or the **"Corporation"** means Celtic Exploration Ltd., a corporation incorporated under the ABCA;

"Celtic Election Shares" means that number of DEI Shares which were tendered to the Offer as of the Initial Take-up Date and which the shareholders thereof elected to take Celtic Share as consideration therefor;

"Celtic Options" means the options to purchase Celtic Shares granted pursuant to the Stock Option Plan, which as of the date hereof entitle the holders thereof to acquire an aggregate of 825,000 Celtic Shares;

"Celtic Share Election Shareholders" means those Shareholders who elect to take Celtic Shares as payment for DEI Shares tendered to the Offer;

"Celtic Shares" or **"Common Shares"** means the common shares in the capital of Celtic;

"Circular" means the offering circular of Celtic that accompanies and forms part of the Offer and which is attached hereto;

"DEI" means Dorchester Energy Inc., a corporation continued under the ABCA;

"DEI Options" means the options to purchase DEI Shares granted pursuant to DEI's stock option plan, which as of the date hereof entitle the holders thereof to acquire an aggregate of 1,384,333 DEI Shares;

"DEI Shares" means the common shares in the capital of DEI as constituted on the date hereof and includes, where the context so requires, all common shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire common shares in the capital of DEI;

"Denim" means Denim Energy Corp., a corporation incorporated under the ABCA;

"Denim Offer" means the exempt take-over bid by Celtic to holders of Denim Shares offering to acquire all outstanding Denim Shares and those Denim Shares which may be issued by Denim pursuant to the exercise, conversion or surrender and termination of options and other rights to purchase or acquire Denim Shares, subject to certain terms and conditions;

"Denim Shares" means, collectively, the Class "A" common voting shares and the Class "B" common non-voting shares in the share capital of Denim as constituted on the date hereof;

"Depositary" or **"Information Agent"** means Valiant Trust Company at the offices specified in the Letter of Transmittal;

"Depositing Shareholder" means a Shareholder tendering DEI Shares in acceptance of the Offer;

"diluted basis" means, with respect to the DEI Shares, such number of outstanding DEI Shares calculated at any time assuming that all outstanding DEI Options and other rights to purchase DEI Shares are exercised;

"Directors' Circular" means the circular prepared by the board of directors of DEI to be sent to all Shareholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Expiry Time" means 4:00 p.m. (Calgary time) on December 12, 2002, or such later time and date or times and dates as may be fixed by Celtic from time to time pursuant to Section 6 of the Offer, "Extension and Variation of the Offer", or such time at which the Offer is withdrawn;

"Foreign Jurisdiction" means any jurisdiction other than Canada, its provinces and territories;

"Initial Take-up Date" means the date that Celtic first takes up and pays for DEI Shares pursuant to the Offer;

"Letter of Transmittal" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Lock-up Agreements" means the agreements between Celtic and each of the Tendering Shareholders pursuant to which: (i) the Tendering Shareholders have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such DEI Shares from the Offer) their DEI Shares; and (ii) holders of DEI Options and other rights to purchase DEI Shares have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such DEI Shares from the Offer) all the DEI Shares that may be issued pursuant to the exercise, conversion or surrender and termination, as the case may be, of DEI Options or other rights to purchase DEI Shares;

"Maximum Celtic Share Consideration Per Share" means the lesser of 0.233 of a Celtic Share and the amount determined, as of the Initial Take-up Date, by dividing 1,879,285 by the aggregate of (i) the total number of Celtic Election Shares; plus (ii) the total number of DEI Shares, calculated on a diluted basis, less that number of DEI Shares issuable upon the exercise of DEI Options or other convertible securities which the holders thereof have agreed to cancel or surrender, that were not tendered to the Offer as at the Initial Take-up Date, other than DEI Shares held by Celtic;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Offer" means the offer by Celtic to purchase all of the outstanding DEI Shares and those DEI Shares which may be issued by DEI pursuant to the exercise, conversion or surrender and termination of DEI Options and other rights to purchase or acquire DEI Shares, the terms and conditions of which are set forth in the attached Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on November 6, 2002 and ending at the Expiry Time;

"PNG" means petroleum, natural gas and related hydrocarbons;

"Pre-Acquisition Agreement" means the pre-acquisition agreement dated as of October 20, 2002 between Celtic and DEI;

"Princess Properties" means the PNG rights and related interests including the lands and leases owned by Celtic in the Princess area, Alberta;

"Private Placement" means the proposed private placement offering of up to 4,000,000 Celtic Shares at a price of $3.00 per share for aggregate gross proceeds of $12,000,000;

"Private Placement Shares" means the Celtic Shares to be issued pursuant to the Private Placement;

"Revised Cash Consideration" means the amount of cash determined by multiplying $0.70 by a fraction, the numerator of which is the difference of 0.233 minus the Maximum Celtic Share Consideration Per Share and the denominator of which is 0.233;

"Richdale Properties" means the entire right, title, estate and interest of seven privately held corporations in and to certain PNG rights and related interests in certain lands and leases located in the Richdale area, Alberta;

"Shareholder" means a holder of DEI Shares;

"Sproule" means Sproule Associates Limited, independent petroleum engineers of Calgary, Alberta;

"Sproule Report for the Alderson Properties" means the independent engineering evaluation of Celtic's oil and natural gas interests attributable to the Alderson Properties, based on the constant cost and price assumptions contained in such report prepared by Sproule dated as of July 15, 2002 and effective August 1, 2002;

"Sproule Report for the Princess Properties" means the independent engineering evaluation of Celtic's oil and natural gas interests attributable to the Princess Properties, based on the constant cost and price assumptions contained in such report prepared by Sproule dated July 15, 2002 and effective August 1, 2002;

"Stock Option Plan" means the incentive stock option plan established by the directors of Celtic effective April 17, 2002 for its directors, officers, employees and consultants under which Celtic may grant options to acquire Common Shares;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under the section of the Circular entitled "Acquisition of DEI Shares Not Deposited and Appraisal Rights — Subsequent Acquisition Transactions";

"Subsequent Take-up Date" means each date after the Initial Take-up Date that Celtic takes up and acquires DEI Shares pursuant to the Offer;

"Subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"Tendering Shareholders" means those directors, officers and shareholders of DEI who executed and delivered Lock-up Agreements to Celtic;

"TSX-V" means the TSX Venture Exchange and its predecessors;

"United States" or **"U.S."** mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"WTI" means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

CURRENCY

In this Offer, the Circular and the Letter of Transmittal, references to **"dollars"** and **"$"** are expressed in Canadian currency.

INTERPRETATION

Words importing the singular number only include the plural and vice versa and words importing the masculine, feminine or neuter gender include the other genders.

SUMMARY

The following is only a summary of selected information contained in the attached Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed information and provisions contained in those documents. Shareholders are urged to read the Offer and the Circular in their entirety.

The Offer

Celtic hereby offers to purchase, on and subject to the terms and conditions set forth in this Offer, all DEI Shares currently outstanding and those DEI Shares which may be issued by DEI pursuant to the exercise of currently outstanding DEI Options and other rights to purchase DEI Shares, at a purchase price to be payable, at the election of the Shareholders, for each DEI Share of either:

(a) $0.70 in cash;

(b) 0.233 of a Celtic Share; or

(c) a combination of cash and Celtic Shares;

PROVIDED THAT the maximum aggregate amount of Celtic Share consideration payable under the Offer is 1,879,285 Celtic Shares. Therefore, on the Initial Take-up Date; (i) the Maximum Celtic Share Consideration Per Share shall be determined and that amount shall be payable to the Celtic Share Election Shareholders for each of the Celtic Election Shares so tendered to the Offer; and (ii) if the Maximum Celtic Share Consideration Per Share is less than 0.233 of a Celtic Share, the remainder of the consideration payable to the Celtic Share Election Shareholders shall be by way of delivery of the Revised Cash Consideration for each of the Celtic Election Shares.

On each Subsequent Take-up Date the Celtic Share Election Shareholders, who have tendered to the Offer since the previous date that DEI Shares were taken up and paid for by Celtic, shall be entitled to the same consideration as was payable to Celtic Share Election Shareholders on the Initial Take-up Date, being the Maximum Celtic Share Consideration Per Share, and if applicable, the Revised Cash Consideration for each DEI Share so tendered.

Shareholders may elect either form of purchase consideration for any whole number of their DEI Shares but holders of DEI Shares who fail to elect the form of purchase consideration shall be deemed to have elected to receive only cash consideration for their DEI Shares.

No fractional Celtic Shares will be issued. In lieu of fractional Celtic Shares, each Shareholder accepting the Offer that would otherwise receive a fraction of a Celtic Share will receive the cash equivalent based on a price of $3.00 per Celtic Share.

Shareholders who elect to receive cash for a portion of their DEI Shares and who jointly elect with Celtic under section 85 of the Tax Act will be considered to have tendered all of their DEI Shares to Celtic for a combination of Celtic Shares and cash.

THE BOARD OF DIRECTORS OF DEI HAS DETERMINED AND ADVISED THAT IT UNANIMOUSLY RECOMMENDS THAT DEI SHAREHOLDERS ACCEPT THE OFFER. THE BOARD OF DIRECTORS OF DEI HAS ADVISED THAT DEI'S FINANCIAL ADVISOR HAS CONCLUDED THAT THE CONSIDERATION UNDER THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO DEI SHAREHOLDERS.

The Offer is made only for the DEI Shares and is not made for any options, warrants, rights or conversion rights to purchase such securities or for any securities convertible into DEI Shares. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants, rights or conversion rights in order to obtain certificates representing DEI Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants, rights or conversion rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance".

The obligation of Celtic to take up and pay for DEI Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Time for Acceptance

The Offer is open for acceptance until 4:00 p.m. (Calgary time) on December 12, 2002, unless withdrawn or extended by Celtic. See Section 3 of the Offer, "Manner and Time of Acceptance".

Celtic

Celtic is engaged in the exploration for, and the development and production of, oil and natural gas. Celtic carries on business primarily in the Province of Alberta. Celtic is a corporation incorporated under the ABCA with its head and principal office at 220, 259 Midpark Way S.E. Calgary, Alberta, T2X 1M2. The Celtic Shares are listed and posted for trading on the TSX-V under the trading symbol "CLT".

On October 20, 2002, Celtic entered into an offer to purchase with all of the shareholders of Denim offering to acquire all of the outstanding Denim Shares for a purchase price of $3,550,000, payable, at the election of the shareholders of Denim, by cash or by Celtic Shares, at a deemed price of $3.00 per share or by a combination thereof, provided, however, that Celtic shall not be required to issue more than an aggregate of 591,667 Celtic Shares to the shareholders of Denim. On November 5, 2002, Celtic entered into a definitive share purchase agreement with all of the shareholders of Denim (superceding the offer to purchase dated October 20, 2002) to purchase all of the outstanding Denim Shares for a purchase price of $3,550,000. The purchase price is payable by the issuance of 416,981 Celtic Shares, at a deemed price of $3.00 per share and by $2,299,057 in cash. The Denim Offer is conditional upon Celtic taking up and paying for the outstanding DEI Shares pursuant to the Offer, the receipt of all regulatory approvals and other customary conditions. The directors of DEI as a group currently own all of the outstanding Class "A" common voting shares of Denim.

Denim is a privately held exploration and production company whose principal business is the exploration for, and the development and production of, crude oil and natural gas. Denim carries on business in the Province of Alberta. Denim is a corporation incorporated under the ABCA with its head and principal office at 215 Midvalley Drive S.E., Calgary, Alberta, T2X 1K7. The Denim Shares are not listed or posted for trading on any stock exchange.

On October 20, 2002, Celtic entered into an offer to purchase to acquire the Richdale Properties with seven privately held corporations, the majority of which are controlled by the directors of DEI. The purchase price of $1,071,430 was payable, at the election of the vendors, by cash or by Celtic Shares, at a deemed price of $3.00 per share or by a combination thereof, provided, however, that Celtic shall not be required to issue more than an aggregate of 178,572 Celtic Shares to the vendors of the Richdale Properties. On November 5, 2002, Celtic entered into a definitive agreement of purchase and sale with seven privately held corporations, the majority of which are controlled by the directors of DEI (superceding the offer to purchase dated October 20, 2002) to purchase the Richdale Properties. The purchase price is payable by the issuance of 101,189 Celtic Shares, at a deemed price of $3.00 per share and by $767,863 in cash. The acquisition of the Richdale Properties is conditional upon Celtic taking up and paying for the outstanding DEI Shares pursuant to the Offer, the receipt of all regulatory approvals and other customary conditions.

On October 21, 2002, Celtic announced its intention to complete a private placement of up to 4,000,000 Common Shares at a price of $3.00 per share raising maximum gross proceeds of $12,000,000. Celtic intends to use the proceeds of the Private Placement to fund the purchase of the Cash Election Shares, the cash portion of the purchase price for each of the Denim Shares and the Richdale Properties and for general corporate purposes. Celtic has received firm commitments from subscribers to subscribe for and purchase the maximum number of Common Shares under the Private Placement. Celtic is also currently negotiating a revolving demand credit facility with a Canadian chartered bank.

DEI

DEI is an exploration and production company whose principal business is the exploration for, and the development and production of, crude oil and natural gas. DEI carries on business in the province of Alberta. DEI is a corporation continued under the ABCA with its head and principal office at 640, 910 — 7th Avenue S.W. Calgary, Alberta, T2P 3N8. The DEI Shares are listed and posted for trading on the TSX-V under the trading symbol "DEI".

Purpose of the Offer

The purpose of the Offer is to enable Celtic to acquire, directly or indirectly, all of the DEI Shares in order to combine the operations of Celtic and DEI to create a larger, more diversified entity. See the section of the Circular entitled "Offer for DEI Shares — Purpose of the Offer".

Acquisition of DEI Shares Not Deposited

If Celtic acquires not less than 90% of the DEI Shares, Celtic may acquire the remaining DEI Shares pursuant to the compulsory acquisition provisions of Part 16 of the ABCA. If Celtic acquires less than 90% of the DEI Shares or the compulsory acquisition provisions of Part 16 of the ABCA are otherwise unavailable, Celtic may take such other corporate actions and proceedings as may be legally available to acquire the remaining DEI Shares without the consent of the holders thereof, including a Subsequent Acquisition Transaction. See Section 12 of the Offer, "Acquisition of DEI Shares Not Deposited and Appraisal Rights".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal or a manually signed photocopy thereof and deposit it (together with certificates representing their DEI Shares and all other documents required by the Letter of Transmittal) at or prior to the Expiry Time, at one of the offices of the Depositary specified in the Letter of Transmittal. Persons whose DEI Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their DEI Shares.

Shareholders are advised that use of the mail to transmit certificates representing their DEI Shares and the Letter of Transmittal is at each holder's risk. Celtic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor obtained or that registered mail be used.

If a Letter of Transmittal is executed by a person other than the registered holder of the DEI Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.

If a Shareholder does not make an election to receive Celtic Shares for a portion of his/her/its DEI Shares or if the election is not properly made, he/she/it will be deemed to have elected to receive only cash consideration for his/her/its DEI Shares.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner and Time of Acceptance" and the Letter of Transmittal.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit DEI Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner and Time of Acceptance — Procedure for Guaranteed Delivery".

Pre-Acquisition Agreement

Celtic and DEI have entered into the Pre-Acquisition Agreement relating to the Offer. The Pre-Acquisition Agreement contains, among other things, covenants of Celtic relating to the making of the Offer, covenants of DEI relating to steps to be taken to support the Offer and covenants of DEI relating to the conduct of its business pending completion of the Offer.

In addition, the Pre-Acquisition Agreement imposes certain restrictions on DEI against soliciting or encouraging competing acquisition proposals, provides that a compensation fee of $650,000 is payable by DEI to Celtic in certain circumstances and provides a right of first refusal for Celtic to match any superior competing acquisition proposal. A compensation fee of $100,000 is also payable by Celtic to DEI in certain circumstances, if Celtic fails to complete the Offer. See the section of the Circular entitled "Offer for DEI Shares — Pre-Acquisition Agreement".

Lock-up Agreements

Pursuant to the Lock-up Agreements, the Tendering Shareholders who hold an aggregate of 6,482,400 DEI Shares and 999,333 DEI Options, representing approximately 46.44% of the issued and outstanding DEI Shares (on a diluted basis) and have agreed to exercise such options and deposit all DEI Shares held by such Tendering Shareholders (including those acquired by them upon exercise of DEI Options, if any), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances. See the section of the Circular entitled "Offer for DEI Shares — Lock-up Agreements".

Conditions

Celtic shall not be required to accept for payment, purchase or pay for any DEI Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, DEI Shares tendered, unless all of the conditions set out in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived prior to the Expiry Time by Celtic. The Offer is conditional upon, among other things:

(a) at or immediately prior to the Expiry Time and at the time Celtic shall first take up and pay for DEI Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding DEI Shares calculated on a diluted basis;

(b) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of the TSX-V or securities or other regulatory authorities) which, in the sole judgment of Celtic acting reasonably are necessary or desirable shall have been obtained on terms and conditions satisfactory to Celtic in its sole discretion, acting reasonably;

(c) Celtic shall have determined in its sole judgment, acting reasonably, that: (i) no material right, franchise or license of DEI has been or may be materially impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for DEI Shares deposited under the Offer or otherwise which might make it inadvisable for Celtic to proceed with the Offer and/or with the taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or a Subsequent Acquisition Transaction, and (ii) no covenant, term or condition of any instruments or agreements of DEI or any of its subsidiaries which have not been previously disclosed to Celtic exists which might make it inadvisable for Celtic to proceed with the Offer and/or with the taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or a Subsequent Acquisition Transaction (including, without limitation, any default, acceleration or other adverse event that may ensue as a result of Celtic taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction);

(d) there shall not have occurred any material breach by DEI of any of the terms of the Pre-Acquisition Agreement or any termination of the Pre-Acquisition Agreement pursuant to its terms, and all material representations and warranties of DEI contained in the Pre-Acquisition Agreement shall have been true and correct as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter; and

(e) Celtic shall have the unconditional, unilateral and unfettered right to complete the concurrent purchase of the Denim Shares and the Richdale Properties.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited DEI Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied, complied with or waived at the Expiry Time, Celtic will become obligated to take up the DEI Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time and to pay for the DEI Shares taken up as soon as possible and in any event not later than the earlier of 10 days after the Expiry Time or three business days after taking up the DEI Shares. In accordance with applicable law, Celtic will pay for any DEI Shares deposited under the Offer after the date on which it first takes up the DEI Shares deposited under the Offer within 10 days of the deposit of such DEI Shares. See Section 5 of the Offer, "Payment for Deposited DEI Shares".

Rights to Withdraw

All deposits of DEI Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, "Rights to Withdraw".

Shareholders Not Resident in Canada

The Celtic Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Celtic or the Depositary to be resident in the United States or any other foreign country, may not receive Celtic Shares for his DEI Shares unless the issuance of Celtic Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

Canadian Federal Income Tax Considerations

Unless they elect under section 85 of the Tax Act, Canadian residents who receive cash for all or part of their DEI Shares will generally realize a capital gain or loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of such DEI Shares and their disposition expenses. Canadian residents who receive Celtic Shares for all or part of their DEI Shares will generally not realize any capital gain or loss in respect of such DEI Shares unless they choose to do so. The tax consequences to Shareholders electing under section 85 are complex, but, in general terms, such election is designed to give the Shareholders maximum flexibility regarding the amount of proceeds to be recognized for tax purposes on the disposition of their DEI Shares. Celtic has agreed to jointly elect under section 85 of the Tax Act with any Shareholder who wishes to do so. Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their DEI Shares regardless of the consideration they receive. See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" in the Circular.

Selected Financial Information

The following is a summary of selected financial information for Celtic for the periods indicated. Effective August 1, 2002, Celtic acquired the Princess Properties and therefore, this summary also includes selected financial information for the Princess Properties for the periods indicated. The following information should be read in conjunction with the financial statements of Celtic and in respect of the Princess Properties set forth in Appendix A of the Circular.

	Celtic Period Ended June 30, 2002	Princess Properties Six Months Ended(1) June 30, 2002	Princess Properties Year Ended		
			Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
	Unaudited	*Unaudited*	*Audited*	*Audited*	*Audited*
Oil and gas sales		917,948	2,274,881	1,568,299	868,387
Royalties		(144,926)	(308,874)	(200,276)	(123,643)
Cash flow from operations		360,682	1,210,972	1,026,811	423,477
Bank debt, net of working capital (surplus)	(616,692)	—	—	—	—

Note:

(1) Selected financials reflect the Princess Properties' results prior to the acquisition by Celtic.

Selected Pro Forma Financial Information

The following table sets out certain financial information for Celtic, the Princess Properties, Denim, the Richdale Properties and DEI and pro forma consolidated financial information for Celtic after giving effect to the proposed acquisition of all of the DEI Shares pursuant to the Offer, the proposed acquisition of Denim and the acquisition of the Princess Properties completed in the third quarter of 2002, and certain other adjustments. The information concerning DEI and Denim has been taken from, or based upon, public sources. **The following information should be read in conjunction with the audited financial statements of Celtic for the period ended April 24, 2002 as set forth in Exhibit "1" which is attached to and forms part of this Circular, the unaudited financial statements of Celtic for the period ended June 30, 2002 which are included in Exhibit "2", the schedule of revenues, royalties and operating expenses relating to the Princess Properties, on a carve-out basis, for the six month period ended June 30, 2002 (unaudited) and for the three years ended December 31, 2001, 2000 and 1999 (audited), which are located in Exhibit "3", the unaudited financial statements of DEI for the six months ended June 30, 2002 and 2001 and audited financial statements for the three years ended December 31, 2001, 2000 and 1999, which are set forth in Exhibit "4", the unaudited financial statements of Denim for the six months ended June 30, 2002 and 2001 and audited financial statements for the two years ended December 31, 2001 and 2000 which are attached herewith as Exhibit "5", the unaudited schedule of revenues, royalties and operating expenses relating to the Richdale Properties for the six month period ended June 30, 2002 and for the year ended December 31, 2001 which are included as Exhibit "6", the unaudited pro forma consolidated balance sheet for Celtic following the Princess Properties acquisition, the Offer, the Denim acquisition, the Richdale Properties and the Private Placement as at June 30, 2002 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001 which are attached to the Circular as Exhibit "7", including the notes thereto, all as set forth in Appendix A to the Circular and the published financial statements of DEI which were previously delivered to Shareholders.** The information presented below and under the heading "Selected Pro Forma Consolidated Financial Information" in the Circular assumes that (i) all of the DEI Shares are tendered under the Offer and Shareholders elect to receive the cash consideration payable under the Offer, and (ii) all of the Denim Shares are acquired in accordance with the terms of the Denim Offer.

	Celtic(3) (As at June 30, 2002)	Princess Properties (As at June 30, 2002)	Denim(1) (As at June 30, 2002)	Richdale Properties(2) (As at June 30, 2002)	DEI (As at June 30, 2002)	Celtic Pro Forma Consolidated (As at June 30, 2002)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Oil and gas sales	—	917,948	663,179	207,668	3,154,684	4,943,479
Royalties	—	(144,926)	(89,982)	(19,855)	(519,450)	(843,059)
Production expenses	—	412,340	95,748	44,242	856,303	1,408,633
Net income (loss)	—	360,682	326,686	159,677	4,667	(261,395)
Net income (loss) per share						
Basic	—	—	—	—	—	(0.01)
Diluted	—	—	—	—	—	(0.01)
Cash flow from operations	—	360,682	479,052	159,677	1,228,171	2,199,561
Cash flow from operations per share						
Basic	—	—	—	—	—	0.12
Diluted	—	—	—	—	—	0.12
Bank debt, net of working capital (surplus)	(616,692)	—	29,743	—	5,483,424	(1,550,647)

Notes:

(1) On November 5, 2002, Celtic entered into a definitive share purchase agreement to acquire the Denim Shares for an aggregate purchase price of $3,550,000. The acquisition of the Denim Shares is conditional upon Celtic taking up and paying for DEI Shares pursuant to the Offer.

(2) On November 5, 2002, Celtic executed a definitive agreement of purchase and sale to acquire the Richdale Properties with seven privately held corporations for an aggregate purchase price of $1,071,430. The acquisition of the Richdale Properties is conditional upon Celtic taking up and paying for DEI Shares pursuant to the Offer.

(3) Does not include the Alderson Properties in this presentation.

Selected Pro Forma Operational Information

	Celtic(1)	Denim(2)	Richdale Properties(3)	DEI(4)	Celtic Pro Forma Consolidated
Undeveloped Land Holdings (Net acres as at August 1, 2002)	1,020	1,618	85	15,916	18,639
Proven and Probable Reserves (unrisked)(1)(2)(3) (before royalties)					
Crude oil and NGL (mbbls)	1,149	61	9	811	2,030
Natural gas (mmcf)	774	1,691	589	7,584	10,638
Average Production (before royalties, six months ended June 30, 2002)					
Crude oil and NGL (bbls/d)	158	30	6	273	467
Natural gas (mcf/d)	59	749	330	2,763	3,901

Notes:

(1) The proven and probable reserves for Celtic include the Princess Properties and are based upon the Sproule Report for the Princess Properties effective August 1, 2002. The Alderson Properties are not included in this presentation.

(2) The proven and probable reserves for Denim are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI's independent engineering consultant.

(3) The proven and probable reserves for the Richdale Properties are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI's independent engineering consultant.

(4) The proven and probable reserves for DEI are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI's independent engineering consultant.

Financial Advisors

Celtic has not retained a financial advisor in connection with the Offer and Collins Barrow Securities Inc. has been retained to act as financial advisor to DEI in connection with the Offer.

Information Agent and Depositary

Valiant Trust Company has been retained to act as Information Agent in connection with the Offer and in that capacity may contact Shareholders in person or by mail, telephone or telecopy to provide information regarding the Offer. Celtic has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of DEI Shares and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary. See "Offer for DEI Shares — Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing DEI Shares directly with the Depositary or who uses the services of the Information Agent to accept the Offer. Shareholders should contact Valiant Trust Company or their broker or dealer for assistance in accepting the Offer and in depositing DEI Shares with the Depositary. See "Offer for DEI Shares — Information Agent" and "Offer for DEI Shares — Depositary" in the Circular.

OFFER

November 5, 2002

TO: THE HOLDERS OF DEI SHARES

1. The Offer

Celtic hereby offers to purchase, on and subject to the terms and conditions set forth in this Offer, the attached Circular, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery, all of the DEI Shares currently outstanding and those DEI Shares which may be issued by DEI pursuant to the exercise of currently outstanding DEI Options and other rights to purchase DEI Shares. The purchase price offered for each DEI Share is, at the election of the Shareholder, either:

(a) $0.70 in cash; or

(b) 0.233 of a Celtic Share; or

(c) a combination of cash and Celtic Shares;

PROVIDED THAT the maximum aggregate amount of Celtic Share consideration payable under the Offer is 1,879,285 Celtic Shares. Therefore, on the Initial Take-up Date (i) the Maximum Celtic Share Consideration Per Share shall be determined and that amount shall be payable to the Celtic Share Election Shareholders for each of the Celtic Election Shares so tendered to the Offer; and (ii) if the Maximum Celtic Share Consideration Per Share is less than 0.233 of a Celtic Share, the remainder of the consideration payable to the Celtic Share Election Shareholders shall be by way of delivery of the Revised Cash Consideration for each of the Celtic Election Shares.

On each Subsequent Take-up Date, the Celtic Share Election Shareholders, who have tendered to the Offer since the previous date that DEI Shares were taken up and paid for by Celtic, shall be entitled to the same consideration as was payable to Celtic Share Election Shareholders on the Initial Take-up Date, being the Maximum Celtic Share Consideration Per Share and, if applicable, the Revised Cash Consideration for each DEI Share so tendered.

Holders of DEI Shares may elect either form of purchase consideration for any whole number of their DEI Shares but holders of DEI Shares who fail to elect the form of purchase consideration shall be deemed to have elected to receive only cash consideration for their DEI Shares.

THE BOARD OF DIRECTORS OF DEI HAS DETERMINED AND ADVISED THAT IT UNANIMOUSLY RECOMMENDS THAT DEI SHAREHOLDERS ACCEPT THE OFFER. THE BOARD OF DIRECTORS OF DEI HAS ADVISED THAT DEI'S FINANCIAL ADVISOR HAS CONCLUDED THAT THE CONSIDERATION UNDER THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO DEI SHAREHOLDERS.

The Offer is made only for the DEI Shares and is not made for any options, warrants, rights or conversion rights to purchase such securities or for any securities convertible into DEI Shares. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants, rights or conversion rights in order to obtain certificates representing DEI Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants, rights or conversion rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance".

No fractional Celtic Shares will be issued pursuant to the Offer. If any Depositing Shareholder would otherwise be entitled to receive a fractional Celtic Share, in lieu of a fraction of a Celtic Share, such Shareholder will receive the cash equivalent based on a price of $3.00 per Celtic Share. If a Shareholder (registered or beneficial) deposits more than one certificate for DEI Shares which are taken up under the

Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of DEI Shares deposited by such Shareholder.

The accompanying Circular, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, Celtic will take up and pay for the DEI Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by Celtic, without prejudice to any other right which Celtic may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta, provided that, pursuant to the Pre-Acquisition Agreement, Celtic has agreed that it will not amend the terms of the Offer other than (i) to increase the consideration payable thereunder; (ii) to waive any conditions thereof, other than the Minimum Condition, or (iii) to extend the Expiry Time up to 75 days after the date of the making of the Offer, except with the prior written consent of DEI, such consent not to be unreasonably withheld.

The Celtic Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Celtic or the Depositary to be resident in the United States or any other foreign country, may not receive Celtic Shares for his DEI Shares unless the issuance of Celtic Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

2. Definitions

Certain terms used in this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are defined under "Abbreviations and Definitions".

3. Manner and Time of Acceptance

To accept the Offer, certificates representing the DEI Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof and all other documents required by the Letter of Transmittal, must be received at or prior to the Expiry Time by the Depositary at one of the offices listed in the Letter of Transmittal.

If a Letter of Transmittal is signed by a person other than the registered holder of the DEI Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. **The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.**

The deposit of the DEI Shares pursuant to any of the procedures described above will constitute a binding agreement between the Depositing Shareholder and Celtic upon the terms and subject to the conditions of the Offer.

If a Shareholder does not make an election to receive Celtic Share consideration for a portion of his/her/its DEI Shares or if the election is not properly made, he/she/it will be deemed to have elected to receive only cash consideration for his/her/its DEI Shares.

In lieu of depositing certificates representing the DEI Shares with the Depositary, such certificates may be deposited in compliance with the procedure for guaranteed delivery set forth below at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit DEI Shares pursuant to the Offer and the certificates representing such DEI Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such DEI Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document, or a manually signed facsimile thereof, is received by the Depositary at its Calgary office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution at or prior to the Expiry Time; and

(c) the certificates representing deposited DEI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, are received at the Calgary office of the Depositary on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX-V after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its principal office in Calgary **and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.**

General

In all cases, payment for DEI Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the DEI Shares and a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such shares, with signatures guaranteed if so required in accordance with the instructions contained in the Letter of Transmittal and any other required documents.

The method of delivery of certificates representing the DEI Shares, the Letter of Transmittal and all other required documents is at the option and risk of the Depositing Shareholder. Celtic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, Celtic recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Persons whose DEI Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their DEI Shares.

The execution by a Shareholder of a Letter of Transmittal irrevocably appoints the Depositary and any officer of Celtic and each of them and any other persons designated by Celtic in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of such holder with respect to the DEI Shares deposited therewith and purchased by Celtic (the **"Purchased Securities"**) and with respect to any dividends, distributions, payments, securities, rights, assets or other interests (collectively, as used in this paragraph, the **"Other Securities"**) declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the date that Celtic takes up and pays for the Purchased Securities (the **"Effective Date"**), with full power of substitution, in the name and on behalf of such Shareholder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the books of DEI and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Transmittal. Further, a Shareholder who executes the Letter of Transmittal, unless otherwise agreed to by Celtic, agrees, among other things, from and after the Effective Date:

(a) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise) of holders of Purchased Securities or Other Securities;

(b) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and

(c) to execute and deliver to Celtic any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by Celtic as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Purchased Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to Celtic and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

The deposit of DEI Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Celtic upon the terms and subject to the conditions of the Offer including the Depositing Shareholder's representation and warranty that:

(a) such person has full power and authority to deposit, sell, assign and transfer the DEI Shares and any Other Securities being deposited;

(b) such Shareholder owns (prior to the Effective Time) the DEI Shares and any Other Securities within the meaning of the applicable securities laws;

(c) the deposit of such DEI Shares and any Other Securities complies with applicable securities laws; and

(d) when such DEI Shares and any Other Securities are taken up and paid for by Celtic, Celtic will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of DEI Shares deposited pursuant to the Offer will be determined by Celtic in its sole discretion and the Depositing Shareholders agree that such determination shall be final and binding. Celtic reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Celtic reserves the right to waive any defect or irregularity in the deposit of any DEI Shares. Celtic's interpretation of the terms and conditions of the Offer will be final and binding.

There shall be no obligation on Celtic or the Depositary and Information Agent to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Celtic reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, Celtic shall not be required to accept for payment, purchase or pay for any DEI Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, DEI Shares tendered, unless all of the following conditions are satisfied or waived prior to the Expiry Time:

(a) at or immediately prior to the Expiry Time and at the time Celtic shall first take up and pay for DEI Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least $66\frac{2}{3}\%$ of the outstanding DEI Shares calculated on a diluted basis (the **"Minimum Condition"**);

(b) any and all other applicable waiting periods under any competition, merger control or similar law, regulation or other governmental authority having jurisdiction over Celtic, or DEI or the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions;

(c) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of the TSX-V or securities commissions or other regulatory authorities) which, in the sole judgment of Celtic acting reasonably are necessary or desirable shall have been obtained on terms and conditions satisfactory to Celtic in its sole discretion, acting reasonably;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

(i) which, in the sole judgment of Celtic acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Celtic, of the DEI Shares or the right of Celtic to own or exercise full rights of ownership of the DEI Shares, or the ability of Celtic to complete a compulsory acquisition or any Subsequent Acquisition Transaction, or

(ii) which, in the sole judgement of Celtic acting reasonably, has had or may have a material adverse effect on DEI;

(e) Celtic shall have determined in its sole judgment acting reasonably there shall not exist any prohibition at law against Celtic making the Offer or taking up and paying for all of the DEI Shares under the Offer or completing any compulsory acquisition or Subsequent Acquisition Transaction;

(f) Celtic shall have determined in its sole judgment, acting reasonably, that DEI has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Celtic shall not have otherwise learned of any previous action taken by DEI which has not been publicly disclosed or disclosed to Celtic prior to the announcement of the Offer, that would be materially adverse to the business of DEI or the value of the DEI Shares to Celtic or that would make it inadvisable for Celtic to proceed with the Offer and/or with taking up and paying for DEI Shares under the Offer or completing any compulsory acquisition or Subsequent Acquisition Transaction including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets of DEI, any issue of shares, options or other securities of DEI to any person or any material acquisition from a third party of assets or securities by DEI or any material capital expenditure by DEI not in the ordinary course of business;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and Celtic shall not have otherwise learned of, if previously not publicly disclosed or not previously disclosed to Celtic) any change (or any condition, event or development involving a prospective change) not publicly disclosed or disclosed in writing to Celtic prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of DEI which, in the sole judgment of Celtic acting reasonably is materially adverse to the business of DEI, or to the value of the DEI Shares to Celtic, and no change (or any condition, event or development involving a prospective change) shall have occurred or have been threatened in the general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere which, in the sole judgment of Celtic acting reasonably is materially adverse to the business of DEI, or to the value of the DEI Shares to Celtic;

(h) Celtic shall have determined in its sole judgment, acting reasonably, that: (i) no material right, franchise or licence of DEI has been or may be materially impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for DEI Shares deposited under the Offer or otherwise which might make it inadvisable for Celtic to proceed with the Offer and/or with the taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or a Subsequent Acquisition Transaction, and (ii) no covenant, term or condition of any instruments or agreements of DEI which have not been previously disclosed to Celtic exists which might make it inadvisable for Celtic to proceed with the Offer and/or with the taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or a Subsequent Acquisition Transaction (including, without limitation, any default, acceleration or other adverse event that may ensue as a result of Celtic taking up and paying for the DEI Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction);

(i) Celtic shall be satisfied in its sole judgment acting reasonably that all outstanding options or other rights to purchase DEI Shares or other securities of DEI have been exercised or terminated on a basis acceptable to Celtic or binding agreements shall have been entered into providing for the cancellation or termination of such outstanding options or rights in a manner satisfactory to Celtic in its sole judgement, acting reasonably;

(j) there shall not have occurred any material breach by DEI of any of the terms of the Pre-Acquisition Agreement or any termination of the Pre-Acquisition Agreement pursuant to its terms, and all material representations and warranties of DEI contained in the Pre-Acquisition Agreement shall have been true and correct as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter;

(k) Celtic shall have the unconditional, unilateral and unfettered right to complete the concurrent purchase of the Denim Shares; and

(l) Celtic shall have the unconditional, unilateral and unfettered right to complete the concurrent purchase of the Richdale Properties.

The foregoing conditions are for the exclusive benefit of Celtic and may be waived (other than the Minimum Condition which cannot be waived by Celtic except with the prior consent of DEI, such consent not to be unreasonably withheld) by Celtic, in whole or in part, in its sole discretion, at any time and from time to time, before the Expiry Time.

Any waiver of a condition or the withdrawal of the Offer is effective upon written notice or other communication confirmed in writing by Celtic to that effect being given to the Depositary at its principal office in Calgary, Alberta. Celtic shall, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary as soon as practicable thereafter to notify Shareholders in the manner set forth in Section 10 of the Offer and shall provide a copy of the aforementioned notice to the TSX-V. If the Offer is withdrawn, Celtic shall not be obligated to take up and pay for any DEI Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited DEI Shares and the Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited, at Celtic's expense.

5. Payment for Deposited DEI Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied, complied with or waived at the Expiry Time, Celtic will become obligated to take up the DEI Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time and to pay for the DEI Shares taken up as soon as possible and in any event not later than the earlier of 10 days after the Expiry Time or three business days after taking up the DEI Shares. In accordance with applicable law, Celtic will pay for any DEI Shares deposited under the Offer after the date on which it first takes up DEI Shares deposited under the Offer within 10 days of the deposit of such DEI Shares.

Subject to applicable law, Celtic may, in its sole discretion, delay taking up or paying for any DEI Shares or terminate the Offer and not take up or pay for any DEI Shares if any condition specified in Section 4 of the

Offer, "Conditions of the Offer", is not satisfied or waived, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. In particular, Celtic expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for DEI Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Celtic will be deemed to have taken up and accepted for payment, DEI Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Celtic gives written notice or other communication confirmed in writing to the Depository at its principal office in Calgary, Alberta, of its acceptance for payment of such DEI Shares pursuant to the Offer.

Celtic will pay for DEI Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the holders of such deposited DEI Shares who are entitled to a cash payment and by issuing Celtic Shares to or on behalf of the holders of deposited DEI Shares who are entitled to Celtic Shares and providing the Depositary with certificates representing such Celtic Shares for delivery to such holders. No fractional Celtic Shares will be issued. If any Depositing Shareholder would otherwise be entitled to receive a fractional Celtic Share, in lieu of a fractional of a Celtic Share, such Shareholder will receive the cash equivalent based on a price of $3.00 per Celtic Share. If a Shareholder (registered or beneficial) deposits more than one certificate for DEI Shares which are taken up under the Offer, the number of Celtic Shares to be issued to such Shareholder will be computed on the basis of the aggregate number of DEI Shares deposited by such Shareholder. Under no circumstances will interest accrue or be paid by Celtic or the Depositary to persons depositing DEI Shares on the purchase price of DEI Shares purchased by Celtic, regardless of any delay in making such payment.

The Celtic Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Celtic or the Depositary to be resident in the United States or any other foreign country, may not receive Celtic Shares for his/her/its DEI Shares unless the issuance of Celtic Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

The Depositary will act as the agent of persons who have deposited DEI Shares in acceptance of the Offer for the purposes of receiving payment from Celtic and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing DEI Shares.

With respect to the cash consideration to be paid pursuant to the Offer, payment will be made by the Depositary forwarding a cheque payable in Canadian funds in the amount to which that person is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, cheques will be forwarded to the address of the Shareholder as shown on the register maintained by DEI. With respect to the Celtic Shares to be issued pursuant to the Offer, Celtic will be providing direction to the Depositary to countersign, register, issue and deliver, as the Transfer Agent and Registrar of the Celtic Shares, certificates representing the Celtic Shares to which that person is entitled in accordance with the instructions set forth in the Letter of Transmittal. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Celtic Shares will be issued in the name of the registered Shareholder so deposited. Unless the person depositing the DEI Shares instructs the Depositary to hold the certificate representing Celtic Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates will be forwarded to the address of the Shareholder as shown on the register maintained by DEI.

Cheques and certificates for Celtic Shares which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates and cheques will be made available in accordance with Section 9 of the Offer, "Mail Service Interruption".

Persons depositing DEI Shares will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their DEI Shares directly with the Depositary.

6. Extension and Variation of the Offer

The Offer is open for acceptance at the places of deposit set forth in the Letter of Transmittal until, but not after, the Expiry Time unless withdrawn or extended by Celtic.

Celtic may, subject to the restrictions in the Pre-Acquisition Agreement, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law) extend the Expiry Time or vary the Offer, in each case, by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice and Delivery" to all holders of DEI Shares whose DEI Shares have not been taken up prior to the extension or variation. Celtic shall as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX-V. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise first communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Celtic if all the terms and conditions of the Offer, except those waived by Celtic, have been fulfilled or complied with, unless Celtic first takes up all DEI Shares deposited under the Offer and not withdrawn. However, if Celtic waives any terms or conditions of the Offer in circumstances where the holders of DEI Shares deposited under the Offer have the right to withdraw such DEI Shares, Celtic will extend the Offer without first taking up the DEI Shares that are subject to such right of withdrawal.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

If before or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Celtic or of an affiliate of Celtic), Celtic will give written notice of such change to the Depositary at its principal office in Calgary, Alberta and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice and Delivery", to all holders of DEI Shares that have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. As soon as possible after giving notice of a change in information to the Depositary, Celtic will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX-V. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

During any such extension or in the event of any variation, all DEI Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Celtic in accordance with the terms hereof, subject to Section 5 of the Offer, "Payment for Deposited DEI Shares", and to Section 8 of the Offer, "Rights to Withdraw". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by Celtic of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the DEI Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose DEI Shares are taken up under the Offer whether or not such DEI Shares are taken up by Celtic before such variation.

7. Shareholders Not Resident in Canada

The Celtic Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Celtic or the Depositary to be resident in the United States or any other foreign country, may not receive Celtic Shares for his DEI Shares unless the issuance of Celtic Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

8. Rights to Withdraw

Except as otherwise stated in this Section 8, deposits of DEI Shares are irrevocable. Unless otherwise required or permitted by applicable law, any DEI Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time where the DEI Shares have not been taken up by Celtic;

(b) if the DEI Shares have not been paid for by Celtic within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of the Shareholder to accept or reject the Offer (other than a change that is not within the control of Celtic or of an affiliate of Celtic) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of Celtic; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (including any extension of the period during which the DEI Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period of greater than 10 days);

is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited DEI Shares have not been taken up by Celtic at the date of the notice.

Withdrawal of deposited DEI Shares must be effected in writing by notice of withdrawal which must be made by or on behalf of the Shareholder by whom or on whose behalf such DEI Shares were deposited and must be received by the Depositary at the office at which such DEI Shares (or Notice of Guaranteed Delivery in respect thereof) were deposited. Any such notice of withdrawal must:

(a) be made by a method, including facsimile communications, that provides the Depositary with a written or printed copy;

(b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the DEI Shares which are being withdrawn (or Notice of Guaranteed Delivery in respect thereof);

(c) specify such person's name, the number of DEI Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the DEI Shares to be withdrawn;

(d) be actually received by the Depositary within the time specified above; and

(e) be made by or on behalf of the Depositing Shareholder.

For the purpose of obtaining physical possession of the deposited DEI Share certificates so withdrawn, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as defined in the instructions set out in such letter) or Notice of Guaranteed Delivery, except in those cases where the DEI Shares were deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the properly completed and executed written notice of withdrawal by the Depositary.

Neither Celtic nor the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "STATUTORY RIGHTS".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by Celtic in its sole discretion and such determination shall be final and binding. See Section 3 of the Offer, "Manner and Time of Acceptance — General".

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, certificates, notices and any other relevant documents from Celtic or the Depositary to Shareholders will not be mailed if Celtic determines, in its sole discretion, that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates representing Celtic Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates representing DEI Shares in respect of which the cheques and certificates are being issued were deposited upon application to the Depositary, until such time as Celtic has determined that delivery by mail will no longer be delayed. Celtic shall provide notice of any such determination not to mail made under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notice and Delivery". Notwithstanding Section 5 of the Offer, "Payment for Deposited DEI Shares", the deposit of such cheques and certificates representing Celtic Shares with the Depositary for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the DEI Shares shall be deemed to have been paid for immediately upon such deposit.

10. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Celtic or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if:

(a) it is mailed by first class mail postage prepaid or sent by prepaid courier to the registered holders of DEI Shares at their respective addresses appearing in the registers for such DEI Shares maintained by DEI and will be deemed to have been received on the first Business Day following mailing or sending; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing.

In the event of any interruption of mail service following mailing, Celtic intends to make reasonable efforts to disseminate the notice by other means such as publication. If post offices in Canada are not open for the deposit of mail, any notice which Celtic or the Depositary may give or cause to be given under the Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if:

(a) it is given to the TSX-V for dissemination through their facilities; and

(b) it is published once in the national edition of *The Globe and Mail* or *The National Post,* provided that if the national editions of *The Globe and Mail* and *The National Post* are not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation in the cities of Calgary and Toronto.

Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address noted for the Depositary as set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Market Purchases and Sale of DEI Shares

Celtic has no present intention of acquiring beneficial ownership of DEI Shares while this Offer is outstanding other than pursuant to this Offer. However, Celtic reserves the right to, and may, acquire DEI Shares by making purchases through the facilities of the TSX-V, subject to applicable law, at any time and from time to time during the Offer Period. Celtic will not make any purchases of DEI Shares through the facilities of the TSX-V until the third clear trading day following the date of the Offer. The aggregate number of DEI Shares acquired by Celtic through the facilities of the TSX-V during the Offer Period shall not exceed 5% of the outstanding DEI Shares as of the date of the Offer. If Celtic should purchase DEI Shares in the market, Celtic will issue a news release promptly after the close of business on the TSX-V on each day on which DEI Shares have been purchased. In addition, the DEI Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although Celtic has no present intention to sell the DEI Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the DEI Shares taken up under the Offer after the Expiry Time.

12. Acquisition of DEI Shares Not Deposited and Appraisal Rights

If Celtic takes up and pays for DEI Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding DEI Shares (other than DEI Shares held at the date hereof by or on behalf of Celtic or its affiliates or associates as defined in the ABCA), Celtic intends, to the extent possible, to acquire the remaining DEI Shares pursuant to the compulsory acquisition provisions of the ABCA. If Celtic takes up and pays for DEI Shares validly deposited under the Offer and acquires less than such number or if the compulsory acquisition provisions of the ABCA are otherwise unavailable or if Celtic elects not to proceed by way of the compulsory acquisition provisions of the ABCA, Celtic intends to consider other means of acquiring, directly or indirectly, all of the equity interest in DEI available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied and Celtic takes up and pays for the DEI Shares under the Offer, Celtic may own sufficient DEI Shares to effect such Subsequent Acquisition Transaction. See "Acquisition of DEI Shares Not Deposited and Appraisal Rights" in the Circular.

13. Return of Securities

Any deposited DEI Shares not taken up and paid for by Celtic for any reason whatsoever, or if certificates are submitted by a Shareholder for more DEI Shares than are deposited, certificates for DEI Shares not taken up and paid for or not deposited, will be returned at Celtic's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by DEI as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

14. Changes in Capitalization, Distributions and Liens

If, on or after November 5, 2002 and prior to the Expiry Time, DEI should split, combine or otherwise change any of the DEI Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Celtic may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change. See Section 4 of the Offer, "Conditions of the Offer", and Section 6 of the Offer, "Extension and Variation of the Offer".

DEI Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Celtic free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the DEI Shares on or after November 5, 2002. If DEI should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the DEI Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Celtic or its nominees or transferees on the registers maintained by DEI of such DEI Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the Depositing Shareholder for the account of Celtic and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Celtic, accompanied by appropriate documentation of transfer. Pending such remittance, Celtic will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Celtic pursuant to the Offer or deduct from the consideration payable by Celtic pursuant to the Offer the amount or value thereof, as determined by Celtic in its sole discretion.

15. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Celtic other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Celtic or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of Celtic by brokers or dealers licensed under the laws of such jurisdiction.

Celtic shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of DEI Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of DEI Shares or notice of withdrawal of DEI Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Celtic reserves the right to waive any defect in acceptance with respect to any particular DEI Share or any particular Shareholder. There shall be no obligation on Celtic or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Celtic may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to Shareholders in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and accompanying Circular and other documents referred to above constitute the take-over bid under the ABCA and the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated at the City of Calgary, in the Province of Alberta, this 5th day of November, 2002.

CELTIC EXPLORATION LTD.

"David J. Wilson"
David J. Wilson
President and Chief Executive Officer

CIRCULAR

This Circular accompanies the Offer to purchase all of the outstanding DEI Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

Except as specifically disclosed herein, the information concerning DEI contained in the Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Celtic has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Celtic does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by either DEI to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Celtic.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Selected Pro Forma Financial Information

The following table sets out certain financial information for Celtic, the Princess Properties, Denim and DEI and pro forma consolidated financial information for Celtic after giving effect to the proposed acquisition of all of the DEI Shares pursuant to the Offer, the proposed acquisition of Denim and the proposed acquisition of the Richdale Properties and certain other adjustments. The information concerning DEI has been taken from, or based upon, public sources. **The following information should be read in conjunction with the audited financial statements of Celtic for the period ended April 24, 2002 as set forth in Exhibit "1" which is attached to and forms part of this Circular, the unaudited financial statements of Celtic for the period ended June 30, 2002 which are included in Exhibit "2", the schedule of revenues, royalties and operating expenses relating to the Princess Properties, on a carve-out basis, for the six month period ended June 30, 2002 (unaudited) and for the three years ended December 31, 2001, 2000 and 1999 (audited), which are located in Exhibit "3", the unaudited financial statements of DEI for the six months ended June 30, 2002 and 2001 and audited financial statements for the three years ended December 31, 2001, 2000 and 1999, which are set forth in Exhibit "4", the unaudited financial statements of Denim for the six months ended June 30, 2002 and 2001 and audited financial statements for the two years ended December 31, 2001 and 2000 which are attached herewith as Exhibit "5", the unaudited schedule of revenues, royalties and operating expenses relating to the Richdale Properties for the six month period ended June 30, 2002 and for the year ended December 31, 2001 is included as Exhibit "6", the unaudited pro forma consolidated balance sheet for Celtic following the Princess Properties acquisition, the Offer, the Denim acquisition, the Richdale Properties acquisition and the Private Placement as at June 30, 2002 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001 which are attached to the Circular as Exhibit "7" including the notes thereto, all as set forth in Appendix A to the Circular and the published financial statements of DEI which were previously sent to Shareholders.** The information presented below and as set forth in Appendix A to the Circular assumes that (i) all DEI Shares are tendered under the Offer and Shareholders elect to receive the maximum Celtic Share consideration payable under the Offer; and (ii) all Denim Shares are tendered for cash pursuant to the Denim Offer.

	Celtic(3) (As at June 30, 2002)	Princess Properties (As at June 30, 2002)	Denim(1) (As at June 30, 2002)	Richdale Properties(2) (As at June 30, 2002)	DEI (As at June 30, 2002)	Celtic Pro Forma Consolidated (As at June 30, 2002)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Oil and gas sales	—	917,948	663,179	207,668	3,154,684	4,943,479
Royalties	—	(144,926)	(89,982)	(19,855)	(519,450)	(843,059)
Production expenses	—	412,340	95,748	44,242	856,303	1,408,633
Net income (loss)	—	360,682	326,686	159,677	4,667	(261,395)
Net income (loss) per share						
Basic	—	—	—	—	—	(0.01)
Diluted	—	—	—	—	—	(0.01)
Cash flow from operations	—	360,682	479,052	159,677	1,228,171	2,199,561
Cash flow from operations per share						
Basic	—	—	—	—	—	0.12
Diluted	—	—	—	—	—	0.12
Bank debt, net of working capital (surplus)	(616,692)	—	29,743	—	5,483,424	(1,550,647)

Notes:

(1) On November 5, 2002, Celtic entered into a definitive share purchase agreement to acquire all of the issued and outstanding Denim Shares with the holders thereof for a purchase price of $3,550,000. The purchase price is payable by the issuance of 416,981 Celtic Shares, at a deemed price of $3.00 per share and by $2,299,057 in cash. The acquisition of the Denim Shares is conditional upon Celtic taking up and paying for the outstanding DEI Shares pursuant to the Offer.

(2) On November 5, 2002, Celtic entered into a definitive agreement of purchase and sale with the seven privately held corporations which collectively own the Richdale Properties. The purchase price of $1,071,430 is payable by the issuance of 101,189 Celtic Shares, at a deemed price of $3.00 per share and by $767,863 in cash. The acquisition of the Richdale Properties is conditional upon Celtic taking up and paying for the DEI Shares pursuant to the Offer.

(3) Does not include the Alderson Properties.

Selected Pro Forma Operational Information

	Celtic(1)	Denim(2)	Richdale Properties(3)	DEI(4)	Combined
Undeveloped Land Holdings (Net acres as at August 1, 2002)	1,020	1,618	85	15,916	18,639
Proven and Probable Reserves (unrisked) (1) (2) (3) (before royalties)					
Crude oil and NGL (mbbls)	1,149	61	9	811	2,030
Natural gas (mmcf)	774	1,691	584	7,684	10,733
Average Production (before royalties, six months ended June 30, 2002)					
Crude oil and NGL (bbls/d)	158	30	6	273	467
Natural gas (mcf/d)	59	749	330	2,763	3,901

Notes:

(1) The proven and probable reserves for Celtic include the Princess Properties but does not include the Alderson Properties and is based upon the Sproule Report for the Princess Properties as at August 1, 2002.

(2) The proven and probable reserves for Denim are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI's independent engineering consultant.

(3) The proven and probable reserves for the Richdale Properties are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI independent engineering consultant.

(4) The proven and probable reserves for DEI are as at April 1, 2002 and are based upon an escalated cost and price evaluation by DEI's independent engineering consultant.

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results should be read in conjunction with Celtic's unaudited interim financial statements and selected notes for the six months ended June 30, 2002.

Certain information provided herein is based on assumptions regarding future events and is subject to risks and uncertainties that may cause actual results to vary materially from these estimates. Where amounts are expressed on a barrel of oil equivalent basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel.

Results of Operations

Celtic was incorporated on April 16, 2002 and completed its initial public offering as a capital pool company on June 27, 2002. The Corporation's head office is based in Calgary, Alberta, Canada. Common shares of the Corporation were listed and posted for trading on the TSX Venture Exchange on July 8, 2002. On September 30, 2002, Celtic completed the acquisition of certain oil and gas assets in the Princess area of Alberta for a purchase price of $4.15 million, before adjustments. This transaction fulfilled the requirements of completing a "Qualifying Transaction" within the meaning of the policies of the TSX Venture Exchange. Celtic will carry on its business of exploration for, and development and production of, oil and natural gas, located primarily in Alberta, Canada.

Revenue and Expenses

During the interim period from April 16, 2002 to June 30, 2002, the Corporation did not record any revenue or expenses. Subsequent to this reporting period and pursuant to Celtic's initial acquisition of oil and gas assets, the Corporation expects to report oil and gas sales revenue and related royalties and production expenses commencing in October 2002.

Capital Expenditures

During the interim period from April 16, 2002 to June 30, 2002, the Corporation did not record any capital expenditures. Subsequent to this reporting period, Celtic completed the acquisition of certain oil and gas assets at Princess, Alberta for $4.15 million, before adjustments and in a separate transaction, acquired additional oil assets for $850,000, before adjustments, at Alderson, Alberta.

Celtic is committed to future growth through its strategy of exploration, strategic acquisitions, exploitation and rationalization of assets.

Liquidity and Capital Resources

During the interim period from April 16, 2002 to June 30, 2002, the Corporation issued common shares for gross proceeds of $700,000. Subsequent to this reporting period, Celtic issued additional common shares for gross proceeds of $5.1 million and on September 30, 2002, the Corporation further issued common shares valued at $2.65 million as partial consideration for the acquisition of certain oil and gas assets at Princess, Alberta.

Celtic is currently negotiating to put in place a revolving demand loan facility with a Canadian chartered bank. The amount available to be drawn under this proposed facility will be determined by the bank upon completion of their evaluation of the Corporation's oil and gas assets.

Celtic expects to fund future capital expenditures through the use of a combination of cash flow from operations and bank debt, supplemented by new equity financings.

INFORMATION CONCERNING CELTIC

General

Celtic is engaged in the exploration for, and the development and production of, oil and natural gas, primarily in the Province of Alberta.

Celtic was incorporated under the laws of the Province of Alberta on April 16, 2002 as Desco Exploration Ltd. On September 30, 2002, the Corporation filed Articles of Amendment to change its name from "Desco Exploration Ltd." to "Celtic Exploration Ltd.".

Celtic completed its initial public offering of 1,000,000 Common Shares at a price of $0.25 per share as a capital pool company on June 27, 2002.

The head and principal office of Celtic is located at 220, 259 Midpark Way S.E., Calgary, Alberta, T2X 1M2. The registered office of the Corporation is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

Intercorporate Relationships

Celtic has no subsidiaries.

Recent Developments

Effective August 1, 2002 Celtic acquired the Princess Properties in exchange for 2,650,000 Common Shares, at an assigned value of $1.00 per share, and $1,500,000 in cash. This transaction was approved by Celtic shareholders at Celtic's annual and special meeting of shareholders held on September 30, 2002 and satisfied Celtic's requirement to complete a "Qualifying Transaction" within the meaning of TSX-V Policy 2.4. The vendor of the Princess Properties, Jarrod Oils Ltd., is a private corporation controlled by Eldon A. McIntyre, a director of Celtic. Upon the issuance of the TSX-V Final Exchange Bulletin in this matter on October 4, 2002, Celtic was no longer a capital pool corporation. In addition, the transaction added approximately 205 boe/d of production, 94% of which was oil and NGL and 6% of which was natural gas. The transaction also brought approximately 880,000 boe of established reserves valued at about $6-8 million plus certain undeveloped lands. In summary, the transaction revised Celtic's balance sheet to improve financial flexibility, provided initial cash flow, diversified the asset base and increased Celtic's prospect inventory.

On September 30, 2002, Celtic completed a private placement of 2,000,000 Common Shares at a price of $1.00 per share raising gross proceeds of $2,000,000 and a private placement of 3,000,000 flow-through Common Shares at a price of $1.00 per share raising gross proceeds of $3,000,000.

On October 20, 2002, Celtic completed the acquisition of the Alderson Properties for $850,000 in cash with an effective date of August 1, 2002. The vendor of the Alderson Properties, Jarrod Oils Ltd., is a private corporation controlled by Eldon A. McIntyre, a director of Celtic. This acquisition added approximately 47 bbls/d of oil and approximately 215,000 boe of established reserves to Celtic's asset base.

The proposed acquisition of DEI by Celtic will further increase Celtic's production base and cash flow and enhance Celtic's undeveloped land and prospect inventory. Celtic will also benefit from lower operating and overhead costs on a per unit basis. In addition, the combined entity's larger production base will provide the necessary cash flow from operations for Celtic to move ahead with growth oriented exploration and development programs. Upon completion of the proposed acquisition of DEI, Celtic will be better positioned for the pursuit of further acquisition opportunities and to take advantage of its internal opportunity portfolio.

At Celtic's annual and special meeting held September 30, 2002, Mr. David J. Wilson and Mr. Eldon A. McIntyre were elected to Celtic's board of directors and Messrs. William C. Guinan, Robert J. Dales and Neil G. Sinclair were re-elected to Celtic's board of directors.

On October 20, 2002, Celtic executed an offer to purchase with all of the shareholders of Denim for the purchase of all of the outstanding Denim Shares for a purchase price of $3,550,000, payable, at the election of the shareholders of Denim, by cash or by Celtic Shares, at a deemed price of $3.00 per share or by a combination thereof, provided, however, that Celtic shall not be required to issue more than an aggregate of 591,667 Celtic Shares to the shareholders of Denim. On November 5, 2002, Celtic entered into a definitive share purchase agreement with all of the shareholders of Denim (superceding the offer to purchase dated October 20, 2002) to purchase all of the outstanding Denim Shares for a purchase price of $3,550,000. The purchase price is payable by the issuance of 416,981 Celtic Shares, at a deemed price of $3.00 per share and by $2,299,057 in cash. The Denim Offer is conditional upon Celtic taking up and paying for the outstanding DEI Shares pursuant to the Offer, all regulatory approvals and other customary conditions. The directors of DEI as a group currently own all of the Class "A" common voting shares of Denim.

Denim is a privately held exploration and production company, controlled by insiders of DEI, whose principal business is the exploration for, and the development and production of, crude oil and natural gas. Denim holds PNG interests in certain areas in which DEI holds PNG interests. Denim carries on business in Canada in the Province of Alberta.

Denim was incorporated under the laws of the Province of Alberta on April 4, 2000. The head office of Denim is located at 215 Midvalley Drive S.E., Calgary, Alberta, T2X 1K7 and the registered office of Denim is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Denim is authorized to issue an unlimited number of Denim Shares and an unlimited number of preferred shares, of which, as at November 5, 2002 there were 163,750 Class "A" Common voting shares and 65,850 Class "B" Common non-voting shares and no preferred shares issued and outstanding.

On October 20, 2002, Celtic entered into an offer to purchase to acquire the Richdale Properties with seven privately held corporations, the majority of which are controlled by the directors of DEI. The purchase price is $1,071,430 was payable, at the election of the vendors, by cash or by Celtic Shares, at a deemed price of $3.00 per share or by a combination thereof, provided, however, that Celtic shall not be required to issue more than an aggregate of 178,572 Celtic Shares to the vendors of the Richdale Properties. On November 5, 2002, Celtic entered into a definitive agreement of purchase and sale with seven privately held corporations, the majority of which are controlled by the directors of DEI (superceding the offer to purchase dated October 20, 2000) to purchase the Richdale Properties. The purchase price is payable by the issuance of 101,189 Celtic Shares, at a deemed price of $3.00 per share and by $767,863 in cash. The acquisition of the Richdale Properties is conditional upon Celtic taking up and paying for the outstanding DEI Shares pursuant to the Offer, all regulatory approvals and other customary conditions.

On November 5, 2002, Celtic received conditional approval from the TSX-V to the Offer, the Denim Offer and to the purchase of the Richdale Properties and to the issuance of Celtic Shares in connection therewith.

On October 21, 2002, Celtic announced its intention to complete a private placement of up to 4,000,000 Common Shares at a price of $3.00 per share raising maximum gross proceeds of $12,000,000. Celtic intends to use the proceeds of the Private Placement to fund the purchase of the Cash Election Shares, the cash portion of the purchase price for each of the Denim Shares and the Richdale Properties and for general corporate purposes. On November 5, 2002, Celtic received conditional approval of the Private Placement from the TSX-V.

Business of Celtic

General

Celtic is engaged in the exploration for, and the development and production of, oil and natural gas. Celtic's current activities are focused in the Princess and Alderson areas of Alberta.

Development of the Business

The business plan of Celtic is to create sustainable and profitable growth as a participant in the oil and gas industry in Western Canada. To accomplish this, Celtic will pursue an integrated growth strategy, including exploration and development drilling together with focused acquisitions both within its initial geographical project area in the Western Canadian Sedimentary Basin and in other areas of Alberta and Saskatchewan which present opportunities which are of interest to its management. Additionally, Celtic will pursue strategic asset or corporate acquisitions of oil and natural gas properties where it believes further exploitation, development and exploration opportunities exist.

Celtic plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential and plans to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves over the course of the next five years, although management of Celtic will also consider asset and corporate acquisition opportunities that meet its business parameters. While Celtic believes that it will have the skills and resources necessary to achieve its stated objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See "RISK FACTORS".

Management of Celtic has extensive industry experience in producing areas in Western Canada in addition to its knowledge of the Princess Properties and management will have the capability to expand the scope of Celtic's activities as opportunities arise.

In addition to specific acquisition criteria including risk profile, technical upside, reserve life and asset quality that will be evaluated by the management of Celtic, in circumstances where Celtic seeks to acquire assets with proven reserves, prior to the investment decision being finalized, Celtic may obtain an independent engineering report (whether from the vendor of such assets or otherwise) relating to such proven reserves.

Management of Celtic is presently contemplating a production optimization program for the Princess Properties. The Pekisko formation into the Princess Properties was deposited as a carbonate bank that was subsequently eroded providing an updip stratigraphic trap to the pool. 3D seismic has been shot and will be utilized in selecting development locations in the pool.

Trends

The oil and gas industry is facing a number of trends that could affect Celtic's business, financial condition and/or operating results.

Over the past three years, despite high commodity prices, the industry has experienced limited access to capital with little interest in energy stocks being shown by institutions which have traditionally participated in the capital market. This trend is even more evident in the emerging and junior segment of the market. Celtic management believes that private capital is and will continue to replace public funds as the primary source of funding for energy companies.

In order to access the limited capital that is available, it is essential for companies to obtain a level of critical mass in order to provide the necessary liquidity and improved operating efficiencies that investors are seeking. Celtic anticipates that the strengthened financial position resulting from its business combination with DEI, along with its expanded production and reserve base, will enhance its ability to access capital.

Earlier this year, due to the limited investment interest in the oil and gas sector, many companies had been trading below their net asset value. This led to active consolidation within the marketplace, as it often had been considered more economical to acquire production and reserves through mergers rather than through drilling. Though this trend towards consolidation began primarily with senior oil and gas producers, it had moved down to the junior level. Over the last year, however, the acquisition market has generally collapsed due to a widening gap between buyers' and sellers' expectations. In addition, a substantive reduction in commodity pricing has led to uncertainty regarding valuations based on recent and near-term cash flows. Management anticipates a buyers' market for energy transactions is developing, and that asset valuations should eventually align with cash flow forecasts and forward strip pricing.

Celtic anticipates a continuation of the current gas pricing environment followed by some modest strengthening during the winter season. With regard to oil, Celtic believes that current prices are unsustainable and will likely trend lower. These trends in commodity pricing mean that companies who have built a solid financial foundation like Celtic are likely to benefit from the opportunities that always arise as the industry heads into a less buoyant portion of the cycle.

Corporate Strategy

Celtic's strategy is to:

- focus on corporate and property acquisitions for oil and gas assets;
- develop a broader inventory of both exploration and development opportunities to mitigate risk on capital investment;
- augment acquisition opportunities with drilling activity; and
- increase critical mass and invest gage operations to establish new core areas.

The following disclosure is in respect of the Princess Properties only and excludes the Alderson Properties.

Principal Properties

Celtic's project areas are located in the Princess and Alderson areas of Alberta. The following is a description of Celtic's principal oil and natural gas properties. The term "net", when used to describe Celtic's share of production, means the total of Celtic's working interest share before deducting crown royalties. Reserve amounts are stated, before deduction of royalties, as at August 1, 2002 based on the Sproule Report and are based on the constant cost and price assumptions contained in such report. Probable reserves have been risked by 50% to take into account the risk factors associated with the recovery thereof. Information in respect of gross and net acres, well counts and production information is as at June 30, 2001 unless otherwise noted.

Oil and Gas Wells

The following table summarizes Celtic's interests as at August 1, 2002 in oil and natural gas wells on the Princess Properties which are producing.

	Oil		Natural Gas		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	8	8	0	0	8	8
Total	8	8	0	0	8	8

Notes:

(1) "Gross Wells" refers to all Wells in which Celtic has an interest.

(2) "Net Wells" refers to the aggregate of the percentage working interest of Celtic in the Gross Wells.

Land Holdings

The following table sets out Celtic's undeveloped and developed land holdings comprised in the Princess Properties as at August 1, 2002.

	Developed Acres(1)		Undeveloped Acres(2)		Total Acres	
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
Alberta	600	580	1,320	1,020	1,920	1,600
Total	600	580	1,320	1,020	1,920	1,600

Notes:

(1) "Developed" acreage refers to lands from which production is obtained or is capable of being obtained.

(2) "Undeveloped" acreage refers to exploration lands on which wells have not been drilled or completed to a point which would permit production.

(3) "Gross" refers to the acreage in the Princess Properties in which Celtic has a working interest.

(4) "Net" refers to the working interest held by Celtic in its Gross acreage.

Oil and Gas Reserves

Sproule Report

The following tables are summaries as at August 1, 2002 of Celtic's oil and gas reserves attributable to the working interest in the Princess Properties and are based upon constant price assumptions and the present value of the future cash flow associated with such reserves, as evaluated in the Sproule Report for the Princess Properties. The tables summarize Sproule's evaluation of the reserves in the Princess Properties and future cash flow from these reserves. **All evaluations of future cash flows are stated prior to provision for income taxes and indirect costs and future site restoration costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present value of future cash flows estimated by Sproule represent the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The definition of important terms such as "Proved Reserves" and "Probable Reserves" as well as other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.**

The extent and character of ownership and all factual data pertaining to Celtic's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Celtic and its predecessor in title, Jarrod Oils Ltd., to Sproule and accepted without any further investigation. Sproule accepted this data as presented and neither title searches nor field inspections were conducted by Sproule.

Bantry (Princess), Alberta
Constant Price Case
Summary of the Evaluation of the Company's P&NG Reserves
(As of August 1, 2002)

	Remaining Reserves		
		Company	
	Gross	Gross	Net
Oil (Mbbl)			
Proven Developed Producing	435.9	435.9	348.7
Total Proven	**435.9**	**435.9**	**348.7**
Probable	702.3	702.3	561.9
Total Proven Plus Probable	**1,138.2**	**1,138.2**	**910.6**
Probable Risked at 50%	351.2	351.2	281
Total Proven Plus Probable Risked at 50%	**787.1**	**787.1**	**629.7**
Solution Gas (MMcf) (Values included with oil)			
Proven Developed Producing	279	279	223
Total Proven	**279**	**279**	**223**
Probable	495	495	396
Total Proven Plus Probable	**774**	**774**	**619**
Probable Risked at 50%	247.5	247.5	198
Total Proven Plus Probable Risked at 50%	**526.5**	**526.5**	**421**

	Remaining Reserves		
		Company	
	Gross	Gross	Net
Natural Gas Liquids (Mbbl) (Values included with oil)			
Proven Developed Producing	4.2	4.2	3.3
Total Proven	**4.2**	**4.2**	**3.3**
Probable	7.4	7.4	5.9
Total Proven Plus Probable	**11.6**	**11.6**	**9.3**
Probable Risked at 50%	3.7	3.7	2.95
Total Proven Plus Probable Risked at 50%	**7.9**	**7.9**	**6.25**

GRAND TOTAL

	Net Present Values Before Income Taxes (M$)			
	At 0%	At 10%	At 15%	At 20%
Proven Developed Producing	5,876	4,343	3,837	3,440
Total Proven	**5,876**	**4,343**	**3,837**	**3,440**
Probable	10,423	4,833	3,612	2,815
Total	**16,299**	**9,175**	**7,449**	**6,255**
Probable Risked at 50%	5,211.5	2,416.5	1,806	1,407.5
Total Proven Plus Probable Risked at 50%	**11,087.5**	**6,759.5**	**5,643**	**4,847.5**

Notes:

(1) The following definitions have been used in the Sproule Report:

"Proved Reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Proved Producing Reserves" are those reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract commitments.

"Proved Non-Producing Reserves" are those proved reserves that are not currently producing either due to lack of facilities and/or markets.

"Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Gross Reserves" are the reserves accruing to Celtic before deduction of any royalties. "Net" reserves are those reserves accruing to Celtic less all royalties and interests owned by others.

"Cash Flow Before Tax" is the estimated net operating income derived from estimated annual production of net reserves, after taking into account related prices and costs including additional required capital expenditures, royalties, and mineral taxes and before income taxes and administrative and overhead costs.

(2) In the Sproule Report for the Princess Properties the Probable Reserves and values were not reduced for risk. Celtic has reduced the land values for Probable Reserves by 50% as shown on the above table.

(3) The Edmonton Par price of $37.34 per barrel of oil was used.

(4) The Alberta Plantgate price of $4.45 per Mcf was used for natural gas.

(5) The pentanes plus price of $38.24 per barrel was used for natural gas liquids.

The extent and character of ownership and all factual data pertaining to the Alderson Properties and contracts (except for certain information residing in the public domain) were supplied by Celtic and its predecessor in title, Jarrod Oils Ltd., to Sproule and accepted without any further investigation. Sproule accepted this data as presented and neither title searches nor field inspections were conducted by Sproule.

Alderson, Alberta
Constant Price Case
Summary of the Evaluation of the Company's P&NG Reserves
(As of August 1, 2002)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	*Gross*	*Net*	*At 0%*	*At 10%*	*At 15%*	*At 20%*
Oil (Mbbl)							
Proven Developed Producing	174.9	174.9	157.8	2,333	1,307	1,073	915
Total Proven	**174.9**	**174.9**	**157.8**	**2,333**	**1,307**	**1,073**	**915**
Probable	110.7	110.7	101	1,593	482	341	263
Total Proven Plus Probable	**285.6**	**285.6**	**258.8**	**3,926**	**1,789**	**1,414**	**1,178**
Probable Risked at 50%	55.3	55.3	50.5	796.5	241	170.5	131.5
Total Proven Plus Probable Risked at 50%	**230.2**	**230.2**	**208.3**	**3,129.5**	**1,548**	**1,243.5**	**1,046.5**

Notes:

(1) The following definitions have been used in the Sproule Report:

"Proved Reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Proved Producing Reserves" are those reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract commitments.

"Proved Non-Producing Reserves" are those proved reserves that are not currently producing either due to lack of facilities and/or markets.

"Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Gross Reserves" are the reserves accruing to Celtic before deduction of any royalties. "Net" reserves are those reserves accruing to Celtic less all royalties and interests owned by others.

"Cash Flow Before Tax" is the estimated net operating income derived from estimated annual production of net reserves, after taking into account related prices and costs including additional required capital expenditures, royalties, and mineral taxes and before income taxes and administrative and overhead costs.

(2) In the Sproule Report for the Alderson Properties the Probable Reserves and values were not reduced for risk. Celtic has reduced the land values for Probable Reserves by 50% as shown on the above table.

(3) The Edmonton Par price of $37.34 per barrel of oil was used.

Production History

The following table sets forth the average daily oil and natural gas production for the periods indicated.

	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001			
	Q2	Q1	Q4	Q3	Q2	Q1
Oil (Bbl/d)	139	177	202	171	210	217
Natural gas sales (Mcf/d)	72	45	34	0	0	0
Total (Boe/d -6:1)	151	185	208	171	210	217

Capital Expenditures

The following table summarizes capital expenditures made in the Princess Properties for the periods indicated.

	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001			
($000)	Q2	Q1	Q4	Q3	Q2	Q1
Drilling and Completion	0	0	0	319	55	217
Wellhead (Plant and Battery)	9	0	138	112	61	32
Gathering Systems	0	0	243	260	0	0
Total Capital Expenditures	9	0	381	691	116	249

Future Commitments

The production of natural gas from the Princess Properties has been dedicated to and is being sold to Mirant Canada Gas Marketing Ltd. ("Mirant"), an aggregator, under a long term gas marketing contract. The price which Celtic receives from Mirant is dependent upon the contracts between Mirant and its customers. For the first six months of 2002, the price paid by Mirant in respect of the Princess Properties approximates the Alberta spot market price.

Directors and Officers of Celtic

The name, municipality of residence and principal occupation of the directors and senior officers of Celtic are as follows:

Name and Municipality of Residence	Positions Held	Principal Occupation
David J. Wilson Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Celtic
Sadiq H. Lalani Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Celtic
William C. Guinan Calgary, Alberta	Director and Corporate Secretary	Partner, Borden Ladner Gervais LLP Lawyers — Patent & Trade-mark Agents
Robert J. Dales(1) Calgary, Alberta	Director	Independent Businessman
Eldon A. McIntyre(1) Calgary, Alberta	Director	Independent Businessman
Neil G. Sinclair(1) Victoria, British Columbia	Director	Independent Businessman

Notes:

(1) Member of the Audit Committee.

David J. Wilson — President and Chief Executive Officer and Director

Mr. Wilson was appointed President and Chief Executive Officer of Celtic on September 30, 2002. Mr. Wilson received an honours diploma in Petroleum Technology from the Southern Alberta Institute of Technology in 1984. He was a co-founder and the President and Chief Executive Officer of Genesis Exploration Ltd., an oil and gas issuer, whose shares were listed on the Toronto Stock Exchange, until Genesis Exploration Ltd. (**"Genesis"**) was acquired by Vintage Petroleum Inc. in May, 2001. While at Genesis, Mr. Wilson was responsible for the corporate direction, daily operations, corporate management strategy, finance and acquisitions. Mr. Wilson has over fifteen years of experience and expertise in drilling, completions and exploitation.

Sadiq H. Lalani — Vice-President, Finance and Chief Financial Officer

Mr. Lalani was appointed Vice-President, Finance and Chief Financial Officer of Celtic effective October 15, 2002. Mr. Lalani holds a Bachelor of Commerce degree from the University of Calgary, has over 17 years of financial and accounting experience and has held various senior positions in the oil and gas industry. Mr. Lalani most recently was Vice-President, Finance and Chief Financial Officer for True Energy Inc. and prior to that was Senior Vice-President and Chief Financial Officer for Triumph Energy Corporation from 1996 to 2001.

William C. Guinan — Director and Corporate Secretary

Mr. Guinan holds a Bachelor of Business Administration from Acadia University as well as a Masters in Business Administration and LL.B. from Dalhousie University. He is a partner in the national law firm of Borden Ladner Gervais LLP (formerly Howard, Mackie) and has practiced law in Calgary since 1983. Mr. Guinan's principal areas of practice are debt and equity financings as well as acquisitions and divestitures of oil and gas related businesses and assets. Mr. Guinan has been, since January, 1998, and is presently a director and corporate secretary of GEOCAN Energy Inc. which is listed on the TSX-V and has also been, since January, 1999, and is presently a director and corporate secretary of Milagro Energy Inc. which is listed on the TSX-V. Mr. Guinan was a director of Genesis from March, 1995 until May, 2001.

Eldon A. McIntyre — Director

Mr. McIntyre has over 33 years of experience in the oil and gas industry. He was a Vice President and a director of Strike Energy Inc., a company listed on the TSX (formerly, the Toronto Stock Exchange) from 1988 to 1994. He was also a director of Genesis Exploration Ltd., from 1992 until May, 2001. Mr. McIntyre is also the sole director and shareholder of Jarrod Oils Ltd., a private oil and gas company he founded in the late 1970's, which holds various interests in oil and gas properties located in Saskatchewan and Alberta.

Robert J. Dales — Director

Mr. Dales holds a Bachelor of Commerce degree from the University of Calgary and Master of Business Administration degree from the University of Alberta. Mr. Dales has 27 years of experience in the oil and gas industry and has held various administrative and management positions. Mr. Dales is currently President and Director of Valhalla Ventures Inc., a private investment company. From 1981 to 1999 Mr. Dales worked as Operations Manager in the Operations Department of PanArctic Oils Ltd. Mr. Dales served as a director of Probe Exploration Ltd. from February, 1981 until January, 1985, and of Trophy Resources Ltd. from May, 1987 until March, 1991 and as Secretary-Treasurer and as a director of Energy North Inc. from February, 1994 until August, 1996, all of which were listed on the Toronto Stock Exchange. Mr. Dales was President and a director of Desco Resources Ltd. which became Peyto Exploration & Development Ltd. from March, 1997 until October, 1998, which was listed on the TSX and was President, Chief Executive Officer and a director of Resolution Energy Inc. from June, 1993 until October, 2001 which was listed on the TSX-V. Currently Mr. Dales is not an officer or director of any other publicly traded companies.

Neil G. Sinclair — Director

Mr. Sinclair holds a Bachelor of Arts degree in economics from the University of Victoria and a Masters in Business Administration from the University of Western Ontario. Since 1973, Mr. Sinclair has been President of Sinson Investments Ltd., an active property development and investment company located in Victoria, British Columbia.

Principal Shareholders

As at the date hereof, to the best of the knowledge of the directors and officers of Celtic, no person beneficially owns, directly or indirectly, or exercises control or discretion over Celtic Shares carrying more than 10% of the votes attached to all of the issued and outstanding Celtic Shares except as set forth below:

Name	Position	Percentage of Celtic Shares (non-diluted)	Number of Celtic Shares
David J. Wilson	President, Chief Executive Officer and Director	39%	4,633,332
Eldon A. McIntyre	Director	25%	3,010,833

As at the date hereof, the directors and senior officers of Celtic, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, a total of 8,944,166 Common Shares constituting approximately 74% of the issued and outstanding Common Shares and as a group owned 500,000.

Executive Compensation

Effective September 30, 2002, Robert J. Dales ceased to be the President and Chief Executive Officer of Celtic. On September 30, 2002, David J. Wilson was appointed President and Chief Executive Officer of Celtic. On October 15, 2002, Sadiq H. Lalani was appointed Vice-President, Finance and Chief Financial Officer of Celtic.

The following table provides a summary of the anticipated compensation to be paid to the President and Chief Executive Officers and the Vice-President, Finance and Chief Financial Officer for 2002 (collectively, the "**Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted (#)	LTIP Payouts ($)	All Other Compensation ($)
David J. Wilson(1) President and Chief Executive Officer	2002	—	—	—	150,000	—	—
Sadiq H. Lalani(2)	2002	$10,000	—	—	150,000	—	—
Robert J. Dales(3)	2002	—	—	—	133,334	—	—

Notes:

(1) Mr. Wilson was appointed President and Chief Executive Officer of Celtic on September 30, 2002.

(2) Mr. Lalani was appointed Vice President, Finance and Chief Financial Officer of Celtic on October 15, 2002.

(3) Mr. Dales was President and Chief Executive Officer of Celtic from April 16, 2002 until September 30, 2002.

Incentive Plans

The following sets forth individual grants of stock options made to the Named Executive Officers from April 16, 2002, the date of Celtic's incorporation until November 4, 2002.

Option Grants During the Period Ended November 4, 2002

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
David J. Wilson	150,000	12.5%	2.90	2.90	October 1, 2007
Sadiq H. Lalani	150,000	12.5%	2.90	2.90	October 1, 2007
Robert J. Dales	133,334	11.1%	0.25	0.25	June 26, 2007

The following table sets forth the number of unexercised stock options held by the Named Executive Officers and the value of such stock options at November 4, determined using the closing price of Celtic Shares of $4.00 on the TSX-V.

Aggregated Option Exercises During the Period Ended November 4, 2002 and Option Values as at November 4, 2002

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at November 4, 2002 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at November 4, 2002 ($) Exercisable/ Unexercisable
David J. Wilson	nil	nil	nil/150,000	nil/165,000
Sadiq H. Lalani	nil	nil	nil/150,000	nil/165,000
Robert J. Dales(1)	95,834 Common Shares	253,960	37,500/nil	140,625/nil

Note:

(1) Mr. Dales' options were exercised and the Common Shares issued thereunder were sold in conjunction with Celtic's qualifying transaction in order for Celtic to adhere to the TSX-V tier maintenance requirement that at least 10% of Celtic's outstanding Common Shares be held by public shareholders without resale restrictions.

Retirement Plans

Celtic has no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts and Termination of Employment

David J. Wilson was appointed President and Chief Executive Officer of Celtic on September 30, 2002 and does not currently have an employment agreement and is not anticipated to receive compensation, other than stock options until otherwise agreed between Mr. Wilson and Celtic. Sadiq H. Lalani was appointed Vice-President, Finance and Chief Financial Officer of Celtic on October 15, 2002. Mr. Lalani has an employment agreement with the Corporation whereby if he is terminated without cause or if there is a change of control of Celtic, Mr. Lalani is entitled to receive a payment equivalent to 12 months salary.

Compensation of Directors

Directors of Celtic are not paid a meeting fee for each board meeting but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Celtic compensates directors through the issuance of stock options in accordance with the terms and conditions of the Stock Option Plan, as and when directed by the board of directors. All of Celtic's directors are eligible to participate in the Stock Option Plan. During the six months ended June 30, 2002, 400,000 stock options were granted to the directors of Celtic pursuant to the terms of the Stock Option Plan.

Indebtedness of Directors and Officers

At no time since the incorporation of Celtic was there any indebtedness of any director or officer, or any associate of any such director or officer, to Celtic or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Celtic.

Stock Option Plan

Pursuant to a resolution of the board of directors dated as of April 17, 2002, Celtic established an incentive stock option plan (the **"Plan"**) for its directors, officers, employees and consultants under which Celtic may grant options to acquire Common Shares, all in accordance with the policies of the TSX-V. Under the Plan and in accordance with the policies of the TSX-V the board of directors of Celtic may from time to time, in its discretion, grant to directors, officers, employees, and consultants of Celtic, or any subsidiary of Celtic, an option to purchase Common Shares, provided that the number of Common Shares reserved for issuance for stock options shall not exceed 10% of the issued and outstanding Common Shares. In addition, the number of Common Shares that may be reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Common Shares. The board of directors determines the price per Common Share and the number of Common Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of TSX-V. The price per Common Share set by the board of directors shall not be less than the last price at which a full board lot of Common Shares was, on the last business day prior to the date on which such option is granted, traded on TSX-V or such other principal market on which the Common Shares are then traded, less the applicable discount permitted (if any) by such applicable exchange or market. Options are non-assignable nor are they transferable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant of Celtic, or its subsidiary, the option of the holder shall be limited to the number of shares purchasable by him/her immediately prior to the time of his/her cessation of office or employment and he/she will have no right to purchase any other shares. Options must generally be exercised prior to termination or cessation of employment, but may be exercised within 21 days thereof where the Optionee is paid compensation in lieu of reasonable notice of termination and within 12 months thereof where cessation of office, directorship, consulting arrangement or employment was by reason of permanent physical or mental disability or death.

The table below describes the number of Common Shares under option as at the date hereof, the exercise price of the Celtic Options, the closing price of the Common Shares on the day prior to the grant date, the expiry date of the Celtic Options and the market value of the Celtic Options.

Date Options Granted	Recipient(s) of Grant(s)	Shares Under Option	Exercise Price	Closing Price on Day of Grant	Expiry	Market Value of Options(1)
June 27, 2002	directors	400,000	$0.25	N/A	June 27, 2007	$1,500,000(3)
June 27, 2002	agent options(2)	100,000	$0.25	N/A	December 27, 2003	$ 375,000(4)
October 2, 2002	officers, directors, employees and consultants	700,000	$2.90	$2.90	October 2, 2007	$ 770,000

Note:

(1) Based on the difference between the closing price of $4.00 per Common Share on the TSX-V on November 4, 2002 and the exercise price of the Celtic Option multiplied by the number of Common Shares under option.

(2) Granted to Research Capital Corporation in connection with Celtic's capital pool corporation initial public offering.

(3) 275,000 of these options were exercised in connection with Celtic's qualifying transaction in order for Celtic to adhere to the TSX-V tier maintenance requirement that at least 10% of Celtic's outstanding Common Shares be held by public shareholders without resale restrictions.

(4) 50,000 of these options were exercised on July 22, 2002 and the remaining 50,000 of these options were exercised on September 3, 2002.

A total of 825,000 Celtic Shares are subject to issuance upon the exercise of outstanding Celtic Options, which number is less than the number of Celtic Shares available to be issued under the Stock Option Plan. Accordingly, Celtic may from time to time grant additional Celtic Options for up to 377,500 Celtic Shares; the exercise price for such additional Celtic Options, if granted, will reflect the market price for Celtic Shares at the time of grant in accordance with the requirements of the Stock Option Plan. Some or all of such additional Celtic Options may be granted during the Offer Period.

Personnel

Celtic has five full-time employees, and two hourly consultants at its head office in Calgary, Alberta.

Capitalization of Celtic

The following table presents the capitalization of Celtic as at the dates noted:

	Authorized	September 30, 2002(4)	As at September 30, 2002 after giving effect to the Offer, the Denim Offer, the Richdale Properties acquisition and the Private Placement
Bank debt, net of working capital (surplus) (2) (3)		$(3,800,000)	$2,134,194
Capital Stock:			
Common Shares(4)	Unlimited	$8,260,442 (12,025,000 Common Shares)	$27,252,807 (18,422,455 Common Shares)

Notes:

(1) Assuming Shareholders tender their DEI Shares to the Offer and elect to receive the maximum amount of 1,879,285 available under the Offer and have exercised all outstanding DEI Options. The actual number of Celtic Shares to be issued pursuant to the Offer may be lower dependant upon the number of Shareholders who elect to tender their shares for cash.

(2) Celtic is currently negotiating a revolving demand credit facility with a Canadian chartered bank.

(3) Working capital for Celtic as at September 30, 2002 is based on estimates.

(4) As at November 5, 2002 there were Celtic Options outstanding pursuant to the Stock Option Plan to purchase an aggregate of 825,000 previously unissued Celtic Shares. Additional Celtic Options for up to 377,500 previously unissued Celtic Shares may be granted from time to time (including the Offer Period). See the section of the Circular entitled "Stock Option Plan".

Description of Share Capital

Securities

Celtic is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof, 12,025,000 Common Shares are issued and outstanding as fully paid and non-assessable. In addition, 825,000 Common Shares are reserved for options to be granted to directors, officers, employees and consultants of Celtic. See "Stock Option Plan". Celtic is also authorized to issue an unlimited number of preferred shares (**"Preferred Shares"**), without nominal or par value. To date, no Preferred Shares have been issued.

Common Shares

The holders of Celtic's Common Shares are entitled to dividends as and when declared by the board of directors of Celtic, to one vote per share at meetings of shareholders of Celtic and, upon liquidation, to receive such assets of Celtic as are distributable to the holders of the Common Shares.

Preferred Shares

Issuable in Series

The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the board of directors of Celtic who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. There are no Preferred Shares issued and outstanding as at the date hereof.

Priority

The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of Celtic, whether voluntary or involuntary, or any other distribution of the assets of Celtic among its shareholders for the purpose of winding-up its affairs, rank equally with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares, and the shares of any other class ranking junior to the Preferred Shares.

Dividend Record

Celtic has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Celtic Shares in the near future. Any decision to pay dividends on the Celtic Shares will be made by the board of directors on the basis of Celtic's earnings, financial requirements and other conditions existing at such future time.

Prior Sales

The only Celtic Shares issued by Celtic since April 16, 2002 are as follows:

Date	Number of Shares	Issue Price	Reason for Issuance
April 16, 2002	3,000,000	$0.15	incorporation
June 27, 2002	1,000,000	$0.25	initial public offering
July 23, 2002	50,000	$0.25	exercise of agents options
September 6, 2002	50,000	$0.25	exercise of agents options
September 30, 2002	275,000	$0.25	exercise of stock options
September 30, 2002	2,650,000	$1.00(1)	acquisition of Princess Properties
September 30, 2002	3,000,000	$1.00	private placement of flow-through Common Shares
September 30, 2002	2,000,000	$1.00	private placement of Common Shares

Note:

(1) Effective August 1, 2002, Celtic acquired the Princess Properties in exchange for 2,650,000 Common Shares, at an assigned value of $1.00 per share, and $1,500,000 in cash.

Price Range and Trading Volume

The Celtic Shares are listed and posted for trading on the TSX-V under the trading symbol "CLT". During the period prior to October 7, 2002, the Common Shares traded on the TSX-V under the trading symbol "DSX". The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Celtic Shares for the periods indicated as reported by sources Celtic believes to be reliable.

	TSX-V(1)		
Date	High	Low	Volume
2002			
July 8 - 31	3.00	1.01	428,413
August	3.15	2.50	189,715
September	3.55	2.80	72,860
October	4.50	3.25	82,405
November 1 - 4	4.00	3.85	9,427

Note:

(1) The Celtic Shares have been listed and posted for trading on the TSX-V since July 8, 2002.

On October 18, 2002, the last full day on which Celtic Shares traded prior to the public announcement of the execution of the Pre-Acquisition Agreement, the closing price of the Celtic Shares on the TSX-V was $3.50. On November 4, 2002, the closing price of the Celtic Shares on the TSX-V was $4.00.

Escrowed Securities

Pursuant to a TSX-V Form 2F Escrow Agreement — CPC dated as of June 14, 2002 (the "Escrow Agreement"), the seed shareholders of Celtic deposited 3,000,000 Celtic Shares into escrow with the Depository, as escrow agent, to be held in escrow pursuant to the terms and conditions of the Escrow Agreement. The Escrow Agreement provides that the Celtic Shares escrowed thereunder and the beneficial ownership of or interest in such shares may not be sold, assigned, hypothecated, transferred within escrow or dealt with in any manner without the written consent of the TSX-V. Pursuant to a TSX-V Form 5E Agreement by Escrow Transferee to be Bound by Escrow Agreement dated August 19, 2002, David J. Wilson agreed that 1,683,332 of the 3,000,000 Celtic Shares escrowed under the Escrow Agreement, which were to be transferred in escrow to him, would continue be bound by the Escrow Agreement. The 1,683,332 Celtic Shares were transferred in escrow to David J. Wilson pursuant to five (5) Discount Seed Share Purchase Agreements all dated September 30, 2002 between each of Robert J. Dales, George E. Evans, William C. Guinan, Eldon A. McIntyre and Neil G. Sinclair, each as a vendor, and, in each case, David J. Wilson, as purchaser. The foregoing transfers in escrow were completed in connection with the completion by Celtic of its "Qualifying Transaction" within the meaning of the TSX-V Policy 2.4. In connection therewith three (3) TSX-V Form 5D Escrow Agreement Value Security Agreements, all dated September 30, 2002, were entered into as follows:

(a) among Celtic, the Depositary, as escrow agent, and Jarrod Oils Ltd., with respect to 2,650,000 Celtic Shares;

(b) among Celtic, the Depositary, as escrow agent, and David J. Wilson, with respect to 1,500,000 Celtic Shares; and

(c) among Celtic, the Depositary, as escrow agent, and Robert J. Dales, William C. Guinan and Neil G. Sinclair, with respect to 112,500, 25,000 and 112,500 Celtic Shares, respectively (collectively, the "Value Escrow Agreements").

Since Celtic is a TSX-V Tier 1 issuer, all of the foregoing escrowed Celtic Shares shall be released as follows, namely, 25% on the date of the applicable Final Exchange Bulletin (being October 4, 2002). The Value Escrow Agreements also provide that the Celtic Shares escrowed thereunder and the beneficial ownership of or interest in such shares may not be sold, assigned, hypothecated, transferred within escrow or dealt with in any manner without the written consent of the TSX-V.

The following table sets out as at the date of the Offer the number of Celtic Shares which are held in escrow pursuant to the foregoing:

Name	Class of Securities	Number of Securities Held in Escrow(2)	Percentage of Outstanding Celtic Shares(3)
Robert J. Dales	Common	264,375	2.20%
William C. Guinan	Common	143,750	1.19%
George E. Evans	Common	100,000	0.83%
Jarrod Oils Ltd.(1)	Common	1,987,500	16.53%
Eldon A. McIntyre	Common	363,334	3.02%
Neil G. Sinclair	Common	264,375	2.20%
David J. Wilson	Common	2,387,500	19.85%
TOTAL:		5,510,834	45.82%

Notes:

(1) Jarrod Oils Ltd. is controlled by Eldon A. McIntyre.

(2) Valiant Trust Company is the escrow agent for all Celtic Shares held in escrow.

(3) Based upon 12,025,000 Celtic Shares issued and outstanding.

INFORMATION CONCERNING DEI

Incorporation

DEI was incorporated under the laws of the Province of Alberta on September 7, 1993 under the ABCA. Pursuant to a prospectus dated December 17, 1993, DEI made its initial public offering of a maximum of 3,500,000 common shares at a price of $0.10 per common share. The offering closed on January 26, 1994 and raised $350,000 in gross proceeds. The offering was made pursuant to the rules and policies of the Alberta Securities Commission and the Alberta Stock Exchange (now, the TSX-V) governing junior capital pool offerings. The common shares of DEI were listed and posted for trading on the Alberta Stock Exchange (now, the TSX-V) in January of 1994.

The head office of DEI is located at 640, 910 — 7 Avenue S.W., Calgary, Alberta, T2P 3N8 and its registered office is located at 3400, 150 — 6 Avenue S.W., Calgary, Alberta, T2P 3Y7.

Recommendation of the Board of Directors of DEI

Celtic has been advised by DEI that after having considered the terms of the Offer, the Pre-Acquisition Agreement and a fairness opinion by its financial advisor and the advice of its financial advisor and additional matters, the board of directors of DEI has determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of DEI and recommends that Shareholders accept the Offer.

Capitalization of DEI

DEI is authorized to issue an unlimited number of DEI Shares and an unlimited number of preferred shares, of which, as at October 20, 2002, there are 14,723,828 DEI Shares and no preferred shares issued and outstanding. Celtic understands that as at October 20, 2002, there were DEI Options outstanding to acquire 1,384,333 DEI Shares at prices between $0.15 and $ 0.45 per share with a weighted average exercise price of $0.30 per DEI Share.

Dividend Record and Policy of DEI

Based on publicly available information, Celtic believes that during the two years preceding the date of the Offer, DEI has not paid a dividend in respect of the DEI Shares.

Previous Distributions

Based on information provided by DEI, Celtic believes that during the 12 months preceding the date of the Offer, the only distributions of securities of DEI are as follows:

Date	Number of Securities	Exercise Price	Reason for Issuance
September 28, 2001	80,000 DEI Options	$0.40	Grant of DEI Options

Price Range and Volume of Trading of DEI Shares

The common shares of DEI have been listed and posted for trading on the TSX-V under the trading symbol "DEI" since January, 1994.

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the common shares of DEI (during 2001 and 2002) on the TSX-V as reported by sources Celtic believes to be reliable.

	Price Range ($)		
	High	Low	Trading Volume
2001			
First Quarter	0.75	0.33	578,400
Second Quarter	0.80	0.57	487,485
Third Quarter	0.70	0.40	159,800
Fourth Quarter	0.62	0.36	202,825
2002			
January	0.60	0.46	43,225
February	0.46	0.44	34,000
March	0.50	0.45	78,450
April	0.60	0.50	33,500
May	0.55	0.48	159,300
June	0.60	0.50	206,500
July	0.50	0.50	23,000
August	0.50	0.49	10,000
September	0.49	0.45	32,000
October	0.75	0.47	485,250
November 1 - 4	0.73	0.71	91,000

On October 18, 2002, being the last full day on which DEI Shares traded prior to the public announcement of the execution of the Pre-Acquisition Agreement, the closing price of the DEI Shares on the TSX-V was $0.49. The $0.70 Offer price represents a 29.6% premium over the weighted average closing price of the DEI Shares on the TSX-V of $0.54 for the 20 trading days ending on October 18, 2002.

Effect of the Offer on Market and Listing

The purchase of DEI Shares by Celtic pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining DEI Shares held by the public. If the number and distribution of publicly-held DEI Shares no longer meets with the criteria for continued listing on the TSX-V, it is anticipated that an application will be made by Celtic to delist the DEI Shares. If the DEI Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those DEI Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the DEI Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

After the purchase of the DEI Shares under the Offer, DEI may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for DEI to request the elimination of the public reporting requirements in any province having an insignificant number of resident Shareholders.

If Celtic succeeds in acquiring all of the DEI Shares pursuant to the Offer or through any rights of compulsory acquisition or pursuant to a Subsequent Acquisition Transaction, as referred to in the Offer, the DEI Shares will be delisted and DEI will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

INFORMATION CONCERNING CELTIC AND DEI

Existing Business Relationship Between Celtic and DEI

Except for those resulting from the ordinary course of the oil and gas industry, and as set forth herein, there are no existing business relationships between Celtic, its associates or affiliates and DEI.

Ownership of DEI Shares

Celtic does not beneficially own, directly or indirectly, or control or exercise discretion over, or have the right to acquire, any securities of DEI except as described herein. To the knowledge of the directors and senior officers of Celtic, after reasonable inquiry, no securities of DEI are owned (directly or indirectly) by, nor is control or direction over any securities of DEI exercised by, any director or senior officer, any associate or affiliate of Celtic, any associate of any director or senior officer of Celtic, any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of Celtic or any person or company acting jointly or in concert with Celtic.

Trading in DEI Securities

During the six month period preceding the date of the Offer, no securities of DEI have been traded by Celtic or any director or officer of Celtic or, to the knowledge of the directors and senior officers of Celtic, after reasonable inquiry, by any associate or affiliate of Celtic, by any associate of any director or senior officer of Celtic, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of Celtic or by any person or company acting jointly or in concert with Celtic.

Commitments to Acquire Securities of DEI

No securities of DEI are the subject of any commitments made by Celtic, or its directors or senior officers and, to the knowledge of the directors and senior officers of Celtic, after reasonable inquiry, no securities of DEI are the subject of any commitments made by any associate or affiliate of Celtic, by any associate of any director or senior officer of Celtic, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Celtic or by any person or company acting jointly or in concert with Celtic, to acquire any equity securities of DEI, except for the commitment to acquire the DEI Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Lock-up Agreements.

Arrangements Between Celtic and the Directors and Officers of DEI

Other than as set forth below, there are no arrangements or agreements made or proposed to be made between Celtic and any of the directors or senior officers of DEI and no payments or other benefits are proposed to be made or given by Celtic by way of compensation in respect of loss of office or in respect of such directors or officers remaining in or retiring from office if the Offer is successful.

Pursuant to the Lock-up Agreements, the directors and senior officers of DEI and their respective associates who hold an aggregate of 6,482,400 DEI Shares and 999,333 DEI Options, representing approximately 46.44% of the outstanding DEI Shares (on a diluted basis) have agreed to exercise such options and deposit all DEI Shares currently held by such Tendering Shareholders (including those acquired by them upon exercise of DEI Options, if any), to the Offer, subject to certain conditions, and not to withdraw such shares, except in certain circumstances.

There are no contracts, arrangements or understandings, formal or informal, between Celtic and any director or officer of DEI with respect to the Offer or between Celtic and any person or company with respect to any securities of DEI in relation to the Offer except for the Lock-up Agreements, the Pre-Acquisition Agreement, the definitive share purchase agreement dated November 5, 2002 with respect to the Denim Shares, and the definitive agreement of purchase and sale dated November 5, 2002 with respect to the Richdale Properties and each of Murray Scalf and Kenneth Gilbreath have entered into consultation and non-competition agreements with Celtic, for nominal consideration, to provide full-time services with respect to the management of the assets of Celtic, each having an expiration date of December 31, 2002. In addition, Murray Scalf and Kenneth Gilbreath have agreed to non-competition provisions having a term of 12 months from the Initial Take-up Date and containing negative covenants which prohibit them from engaging either directly or indirectly in any oil and gas industry operations within a one mile radius of DEI's current properties and in respect of any lands within a one mile radius of any acreage held by DEI as of October 20, 2002 surrounding the Ashmont and the Willow areas of Alberta. Messrs. Scalf and Gilbreath did not receive any additional compensation in consideration for entering into the non-competition provisions. Messrs. Scalf and Gilbreath have also agreed to repay concurrently with the acquisition of, and payment for, the DEI Shares, all amounts borrowed by them under investment agreements entered into between each of them and DEI which are approximately $44,000 each.

Arrangements Between Celtic and Shareholders of DEI

Other than the Lock-up Agreements, whereby the Tendering Shareholders have agreed to tender 6,482,400 DEI Shares and any DEI Shares acquired upon exercise of DEI Options, if any, subject to certain conditions, and not to withdraw such shares, except in certain circumstances, there are no contracts, arrangements or understandings, formal or informal, between Celtic, or to the knowledge of Celtic, after reasonable inquiry, by any associate of a director or senior officer of Celtic, by any person holding more than 10% of any class of equity securities of Celtic or by any person acting jointly or in concert with Celtic, and any Shareholder or any other person with respect to any DEI Shares in relation to the Offer except as disclosed herein. See the section of the Circular entitled "Arrangements Between Celtic and the Directors and Officers of DEI".

Material Changes in the Affairs of DEI and Other Information

Except for the Offer and as set forth herein, Celtic has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of DEI since June 30, 2002, the date of DEI's last published financial statements.

Celtic has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer.

OFFER FOR DEI SHARES

Background to the Offer

On or about September 24, 2002, Celtic made an unsolicited proposal to acquire all of the issued and outstanding DEI Shares. The board of directors of DEI believed it to be in the best interests of the Shareholders to pursue a possible transaction with Celtic. Celtic signed a confidentiality agreement with DEI on September 24, 2002. During the period between September 24, 2002 and October 20, 2002, numerous discussions were held between Celtic and DEI concerning a possible transaction. Celtic also conducted certain due diligence with respect to DEI and its business, operations and affairs during such period.

On October 1, 2002, Celtic and DEI identified certain transaction parameters that could form the basis of more concrete discussions.

On October 20, 2002, Celtic and DEI executed the Pre-Acquisition Agreement pursuant to which Celtic agreed to make an offer to acquire all of the issued and outstanding DEI Shares. On October 21, 2002, Celtic and DEI announced that they had entered into the Pre-Acquisition Agreement.

Pre-Acquisition Agreement

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

Pursuant to the Pre-Acquisition Agreement, Celtic agreed to make the Offer and DEI represented that its board of directors had determined unanimously that: (i) the Offer is fair, from a financial point of view, to the Shareholders and the entering into of the Pre-Acquisition Agreement is in the best interests of DEI and the Shareholders; and (ii) the board of directors of DEI will recommend that the Shareholders accept the Offer, subject to the right of DEI's board of directors to withdraw or amend such determination or authorization in limited circumstances.

DEI agreed, pursuant to the Pre-Acquisition Agreement, that prior to the earlier of the termination of the Pre-Acquisition Agreement and the appointment or election of nominees of Celtic to the board of directors of DEI, it would conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice. Each of Celtic and DEI made various representations and warranties to the other in the Pre-Acquisition Agreement.

Pursuant to the Pre-Acquisition Agreement, DEI also agreed that neither DEI nor any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than Celtic and its directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any proposals or offers regarding any merger, amalgamation, arrangement or take-over bid to acquire more than 20% of the outstanding DEI Shares, an issuance of previously unissued shares, a sale of treasury shares (other than pursuant to the exercise of presently outstanding DEI Options) or any similar transactions involving DEI (any of the foregoing inquiries or proposals being referred to herein as an **"Acquisition Proposal"**) made by a third party prior to the Expiry Time; or (ii) subject to the ability to respond to a written Acquisition Proposal as described below, provide any confidential information to, participate in any discussions or negotiations relating to any Acquisition Proposal with, or otherwise cooperate with or assist or participate in any effort to consider, review or initiate an Acquisition Proposal by, any corporation, person or other entity or group, other than Celtic; provided however, DEI shall not be bound by the foregoing restrictions in respect of any proposal or offer in writing received by DEI from another party, which offer was not solicited by DEI or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives after the date of the Pre-Acquisition Agreement, which the board of directors of DEI believes is reasonably likely to become a Superior Proposal (as hereinafter defined) or in any other circumstance where it would be inconsistent with the fiduciary obligations of the board of directors of DEI. If DEI or DEI's board of directors starts to provide any confidential information in accordance with the terms of the Pre-Acquisition Agreement, DEI shall so notify Celtic of any such provision of confidential information and provided further that the provision of any such confidential information shall be on terms and conditions no more favourable to such other party than those contained in the confidentiality agreement between DEI and Celtic dated September 24, 2002 (the **"Confidentiality Agreement"**).

Provided DEI is in compliance with the terms of the Pre-Acquisition Agreement, subject to the right of first refusal referred to below, nothing contained in the Pre-Acquisition Agreement shall prevent DEI's board of directors from considering, negotiating, approving and recommending to the Shareholders an Acquisition Proposal for which adequate financial arrangements have been made, or would reasonably be expected to be made, or would reasonably be expected to be made, which DEI's board of directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially superior for DEI and its Shareholders than the transaction contemplated by the Pre-Acquisition Agreement (any such Acquisition Proposal being referred to herein as a **"Superior Proposal"**).

Pursuant to the Pre-Acquisition Agreement, DEI agreed that it would not enter into any agreement (other than a confidentiality agreement substantially similar to the Confidentiality Agreement) regarding a Superior Proposal (the **"Proposed Agreement"**) without providing Celtic with an opportunity of not less than 48 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement. In particular, DEI covenanted to provide Celtic with all material terms and conditions of any Proposed Agreement at least 48 hours prior to its proposed execution by DEI. The board of directors of DEI will, and will cause its legal and financial advisors to, negotiate in good faith with Celtic and review any offer by Celtic to amend the terms of the Pre-Acquisition Agreement in good faith in order to determine, in its discretion and exercising its fiduciary duties, whether Celtic's amended offer, upon acceptance by DEI, would result in the Acquisition Proposal not being a Superior Proposal. If DEI's board of directors so determines, it will enter into an amended agreement with Celtic reflecting Celtic's amended proposal in which agreement Celtic will covenant to amend its Offer to reflect the amended terms as soon as practicable. In the event Celtic agrees to amend the Pre-Acquisition Agreement as provided above within such 48 hour period, DEI covenanted to not enter into the Proposed Agreement.

Celtic has agreed pursuant to the Pre-Acquisition Agreement that it will not amend the terms of the Offer, other than (i) to increase the consideration payable thereunder, (ii) to waive any conditions thereof, other than the Minimum Condition, or (iii) to extend the Expiry Time up to 75 days after the date of the making of the Offer, except with the prior consent of DEI, such consent not to be unreasonably withheld.

Provided that none of the representations and warranties of Celtic in the Pre-Acquisition Agreement is incorrect in a material respect and that there is no breach or non-performance by Celtic of a material provision of the Pre-Acquisition Agreement, DEI has agreed to pay to Celtic a compensation fee (the **"Compensation Fee"**) of $650,000 if one of the following events occurs:

(1) the board of directors of DEI fails to recommend that Shareholders accept the Offer or withdraws or, in any manner materially adverse to Celtic, amends, modifies or changes its recommendation prior to the Expiry Time;

(2) DEI enters into an agreement (other than a confidentiality agreement permitted under the Pre-Acquisition Agreement) prior to the Expiry Time provided for, or in furtherance of, an Acquisition Proposal;

(3) the board of directors of DEI has failed to reaffirm its recommendation of the Offer to Shareholders by press release within five days after the public announcement or commencement of any Acquisition Proposal made prior to the Expiry Time and in a directors' circular within 15 days after the mailing of any such Acquisition Proposal;

(4) the board of directors of DEI has recommended that Shareholders deposit their DEI Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(5) an Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to DEI and not withdrawn prior to the Expiry Time and at the Expiry Time the Minimum Condition of the Offer has not been satisfied and such Acquisition Proposal or any other Acquisition Proposal is subsequently completed; or

(6) DEI breaches in any material respect any material representations, warranties or covenants made by it in the Pre-Acquisition Agreement and where, as a result of such breach, Celtic has, acting reasonably, not completed the transaction provided for in the Offer.

Provided that none of the representations of DEI in the Pre-Acquisition Agreement is incorrect in a material respect, there is no breach or non-performance by DEI of a material provision of the Pre-Acquisition Agreement and provided the conditions set forth in the Pre-Acquisition Agreement have been waived or satisfied, Celtic has agreed to pay DEI a compensation fee of $100,000 if Celtic fails to complete the Offer.

The Pre-Acquisition Agreement (other than the provisions regarding the payment of the Compensation Fee, the fee to DEI described above, and fees and expenses incurred in connection with the Pre-Acquisition Agreement) may be terminated for, amongst other reasons:

(1) by Celtic or DEI, if Celtic has not taken up and paid for the DEI Shares deposited under the Offer on or before that date which is 75 days following the day of mailing of the Offer; or

(2) by Celtic or DEI, if the Offer terminates or expires at the Expiry Time without Celtic taking up and paying for any of the DEI Shares as a result of the non-satisfaction of any condition set forth in Schedule "A" of the Pre-Acquisition Agreement (and in Section 4 of the Offer) which has not been waived unless the non-satisfaction of any condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(3) by either Celtic or DEI if the Compensation Fee becomes payable and, in the case of termination by DEI, DEI shall have paid the fee to Celtic; or

(4) by either Celtic or DEI, in the event that the other of them shall have failed to fully comply with, in all material respects, or breaches, in any material respect, any of its material representations, warranties, or covenants made in the Pre-Acquisition Agreement to be complied with or performed at or prior to the Expiry Time, or any of the material representations and warranties of the other of them under the Pre-Acquisition Agreement are not true and correct in all material respects at or prior to the Expiry Time.

Subject to the obligation to pay the Compensation Fee by DEI or the $100,000 fee by Celtic, each party shall pay its own fees, costs and expenses in connection with the matters contemplated by the Pre-Acquisition Agreement.

Lock-up Agreements

Pursuant to the Lock-up Agreements, the Tendering Shareholders who hold an aggregate of 6,482,400 DEI Shares and 999,333 DEI Options, representing approximately 46.46% of the issued and outstanding DEI Shares (on a diluted basis) and have agreed to either surrender those DEI Options unexercised or exercise such options and deposit all DEI Shares held by such Tendering Shareholders (including those acquired by them upon exercise of DEI Options, if any), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

Purpose of the Offer

The purpose of the Offer is for Celtic to acquire all outstanding DEI Shares, including DEI Shares which may become outstanding on the exercise of DEI Options and other rights to purchase DEI Shares. Upon completion of the Offer, if it is entitled to do so, Celtic intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable. See the section of the Circular entitled "Acquisition of DEI Shares Not Deposited and Appraisal Rights — Compulsory Acquisition".

If the Offer is successful, but Celtic acquires less than 90% of the outstanding DEI Shares, then Celtic intends to pursue a Subsequent Acquisition Transaction to acquire the DEI Shares not tendered to the Offer on such terms and conditions as Celtic, at the time, believes to be fair and equitable to DEI and its shareholders. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of DEI Shares acquired pursuant to the Offer. See the section of this Circular entitled, "Acquisition of DEI Shares Not Deposited and Appraisal Rights — Subsequent Acquisition Transactions".

Plans for DEI

If the Offer is successful, the combined assets of Celtic and DEI will provide significant accretion to cash flow and earnings and will enhance Celtic's prospect inventory and undeveloped land base.

In the event that Celtic acquires a majority of the DEI Shares pursuant to the Offer, it is expected that certain changes will be effected with respect to the composition of the board of directors of DEI to allow nominees of Celtic to become members of such board and after review and consideration of staffing needs, that a number of personnel changes may be made at DEI and Celtic. Furthermore, Celtic intends to integrate the businesses carried on by Celtic and DEI, and may consider certain asset dispositions, if appropriate. If permitted by applicable law, subsequent to the completion of the Offer or the Subsequent Acquisition Transaction, if necessary, Celtic intends to delist the DEI Shares from the TSX-V and, if there are fewer than 15 securityholders of DEI in any province, to cause DEI to cease to be a "reporting issuer" under the securities laws of each such province.

If DEI becomes a wholly-owned subsidiary of Celtic, DEI may be amalgamated into Celtic or wound-up into Celtic or an affiliate of Celtic.

Terms and Conditions of the Offer

Reference is made to the Offer for particulars of the terms and conditions of the Offer, including the manner and time of acceptance, the conditions of the Offer and provisions for payment for DEI Shares taken up thereunder.

Acceptance of the Offer

Except as provided for in the Lock-up Agreements, Celtic has no knowledge regarding whether any Shareholder will accept or reject the Offer.

Source of Funds and Expenses of the Offer

Celtic estimates that, if it acquires all of the DEI Shares and all Shareholders elect to receive only cash consideration under the Offer, the total amount required under the Offer to purchase DEI Shares tendered for cash consideration and to pay the expenses relating to the Offer, including depository, solicitation, printing, and legal expenses, will be approximately $11,575,712.70 and will be paid by Celtic. This amount will be funded from Celtic's cash on hand and proceeds from the Private Placement. See the section of the Circular entitled "Information Concerning Celtic — Capitalization".

Information Agent

Celtic has retained Valiant Trust Company to act as Information Agent in connection with the Offer to solicit acceptances of the Offer. For providing this service, Valiant Trust Company will be paid a fee and will be reimbursed by Celtic for its reasonable out-of-pocket expenses.

Depositary

Celtic has retained Valiant Trust Company to act as a depositary for the receipt of certificates for DEI Shares and related Letters of Transmittal deposited under the Offer and for the payment for DEI Shares purchased by Celtic pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Celtic for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their DEI Shares directly with the Depositary. Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the DEI Shares with the Depositary.

Financial Advisors

Celtic has not retained a financial advisor in connection with the Offer and Collins Barrow Securities Inc. has been retained to act as financial advisor to DEI in connection with the Offer.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Celtic in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Celtic is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such licence requires the approval of the Governor in Council.

The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada — U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, NGL, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The royalty rate payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC program is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 ($15.90 per bbl) and 25% at prices at and above $210 per m3 ($33.39 per bbl). The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it would be conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Celtic from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Celtic to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulation pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licences and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (the **"EPEA"**), which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Celtic is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Celtic believes that it is in material compliance with applicable environmental laws and regulations. Celtic also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

An investment in Celtic should be considered speculative due to the nature of Celtic's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and its current stage of development. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Celtic.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on exploration by Celtic will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Insurance

Celtic's involvement in the exploration for and development of oil and gas properties may result in Celtic becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Celtic will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Celtic may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to Celtic. The occurrence of a significant event that Celtic is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Celtic's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Celtic. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices will result in a reduction of net production revenue. Certain Wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the future volume of Celtic's oil and gas production. Celtic might also elect not to produce from certain Wells at lower prices. All these factors could result in a material decrease in Celtic's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Celtic will be in part determined by the borrowing base of Celtic. A sustained material decline in prices from historical average prices could reduce Celtic's future borrowing base, therefore reducing the bank credit available to Celtic, and could require that a portion of any existing bank debt of Celtic be repaid.

In addition to establishing markets for its oil and natural gas, Celtic must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Celtic will be affected by numerous factors beyond its control. Celtic will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Celtic. The ability of Celtic to market natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Celtic will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and the management of other aspects of the oil and natural gas business. Celtic has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Celtic anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Celtic's future revenues or reserves decline, Celtic may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Celtic. Moreover, future activities may require Celtic to alter its capitalization significantly. The inability of Celtic to access sufficient capital for its operations could have material adverse effect on Celtic's financial condition, results of operations or prospects.

Competition

Celtic will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Celtic. Celtic's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Celtic's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities include companies that have greater financial and personal resources available to them than Celtic.

Certain of Celtic's customers and potential customers may themselves explore for oil and natural gas, and the results of such exploration efforts could affect Celtic's ability to sell or supply oil or gas to these customers in the future. Celtic's ability to successfully bid on and acquire additional property rights, to discover reserves to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Title

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, Celtic will conduct such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties. However, no absolute assurances can be given that title defects do not exist. If title defects do exist, it is possible that Celtic may lose all or a portion of its right title and interest in and to the properties to which the title defects relate. Celtic does, however, propose to obtain a title opinion in respect of the Princess Properties.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Celtic to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of Celtic will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Celtic's financial condition, results of operations or prospects. See "INDUSTRY CONDITIONS — Environmental Regulation".

Reserve Estimates

The Sproule Report for the Princess Properties and the Sproule Report for the Alderson Properties contains estimates of Celtic's oil and gas reserves and the estimated future net reserves therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves set forth in the Sproule Report. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of Celtic. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used and such variances may be material.

The present value of future net reserves referred to in the Sproule Report should not be construed as the current market value of the estimated oil and gas reserves attributable to Celtic's properties. The estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows will be affected by increases or decreases in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties.

Reserve Replacement

Celtic's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Celtic successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Celtic may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Celtic's reserves will depend not only on Celtic's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Celtic's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Celtic is not the operator of its oil and gas properties, Celtic will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Celtic will be largely dependent upon the performance of its management and key employees. Celtic does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Celtic.

Corporate Matters

To date, Celtic has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares for the foreseeable future. Certain of the directors and officers of Celtic are also directors and officers of other oil and gas companies involved in oil and gas exploration and development, and conflicts of interest may arise between their duties as officers and directors of Celtic and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Permits and Licenses

The operations of Celtic may require licenses and permits from various governmental authorities. There can be no assurance that Celtic will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its properties.

Additional Funding Requirements

Celtic's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Celtic may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Celtic to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Celtic's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Celtic's ability to expend the necessary capital to replace its reserves or to maintain its production. If Celtic's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms. Any equity financing may result in a change of control of Celtic or holders of Common Shares suffering further dilution.

Issuance of Debt

From time to time Celtic may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Celtic's debt levels above industry standards. Neither Celtic's articles nor its bylaws limit the amount of indebtedness that Celtic may incur. The level of Celtic's indebtedness from time to time could impair Celtic's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Celtic's ability to meet its debt service obligations will depend on Celtic's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of Celtic. As certain of the indebtedness of Celtic bears interest at rates which fluctuate with prevailing interest rates, increases in such rates would increase Celtic's interest payment obligations and could have a material adverse effect on Celtic's financial condition and results of operations. Further, Celtic's indebtedness is secured by substantially all of Celtic's assets. In the event of a violation by Celtic of any of its loan covenants or any other default by Celtic on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on Celtic's assets. In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

ACQUISITION OF DEI SHARES NOT DEPOSITED AND APPRAISAL RIGHTS

Compulsory Acquisition

The purpose of the Offer is for Celtic to acquire all outstanding DEI Shares, including DEI Shares which may become outstanding on the exercise of DEI Options and other rights to purchase or acquire DEI Shares. Upon completion of the Offer, Celtic intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable.

Part 16 of the ABCA provides that if by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, not less than 90% of the outstanding DEI Shares not owned by or on behalf of Celtic or an affiliate or associate of Celtic are validly tendered pursuant to the Offer (such purchased DEI Shares being referred to herein as **"Accepted Securities"**), Celtic may be entitled, but is not obligated, to acquire the remaining DEI Shares (the **"Remaining Securities"**). In such event Celtic could send by registered mail to each holder of the Remaining Securities, on or before the earlier of 60 days after the Expiry Time or 180 days after the date hereof, notice of its intention (the **"Notice of Intention"**) to acquire the Remaining Securities on the terms of the Offer and pursuant to the provisions of Part 16 of the ABCA. Any such holder will be required to elect within 60 days after the date of sending such notice by Celtic: (i) to transfer such holder's Remaining Securities to Celtic on the terms on which Celtic acquired the Accepted Securities; or (ii) to demand payment of the fair value thereof by notifying Celtic and by applying to the Court of Queen's Bench of Alberta to fix the fair value of the holder's Remaining Securities to Celtic on the terms set forth in the Offer. A holder of Remaining Shares who fails to notify Celtic and apply to the Court of Queen's Bench of Alberta to fix the fair value of the holder's Remaining Securities within the required time will be deemed to have elected to transfer the holder's Remaining Shares to Celtic on the terms on which Celtic acquired the Accepted Securities. If a holder of Remaining Securities demands payment of fair value, Celtic is entitled to apply to the Court of Queen's Bench of Alberta to fix the fair value of that holder's shares. Any judicial determination of the fair value of the DEI Shares could be more or less than the amount paid pursuant to the Offer. It is Celtic's current intention to exercise the foregoing compulsory purchase right in the event it acquires 90% or more of the DEI Shares (on a diluted basis) under the Offer. If Celtic does not exercise such right or proceed with a Subsequent Acquisition Transaction, as described below, Shareholders who do not tender under the Offer may remain minority Shareholders in DEI.

The foregoing is a summary only of the right of compulsory acquisition available to Celtic and the right of appraisal available to Shareholders. The summary is not intended to be complete and is qualified in its

entirety by the provisions of Part 16 of the ABCA attached as Appendix B hereto. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions and those who wish to be better informed about these provisions should consult their legal advisors. These provisions are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transactions

If Celtic takes up and pays for DEI Shares validly deposited under the Offer and the aforementioned statutory right of compulsory acquisition is not available or Celtic elects not to pursue such right, Celtic currently intends to consider other means of acquiring, directly or indirectly, all the DEI Shares in accordance with applicable law, including by way of a Subsequent Acquisition Transaction, as described below.

In order to effect a Subsequent Acquisition Transaction, Celtic may seek to cause a special meeting of the holders of DEI Shares to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Celtic, or an affiliate of Celtic and DEI or the Shareholders for the purposes of DEI becoming, directly or indirectly, a wholly-owned subsidiary of Celtic, or an affiliate of Celtic or effecting an amalgamation or merger of DEI's business and assets with or into Celtic, or an affiliate of Celtic (referred to as a **"Subsequent Acquisition Transaction"**). Celtic would cause DEI Shares acquired under the Offer to be voted in favour of any Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Celtic anticipates owning sufficient DEI Shares to effect such Subsequent Acquisition Transaction with respect to the DEI Shares.

The timing and details of any such Subsequent Acquisition Transaction will necessarily depend on a variety of factors, including the number of DEI Shares acquired pursuant to the Offer. In the event of any such Subsequent Acquisition Transaction, Shareholders, other than Celtic and its affiliates, could, in accordance with Canadian law, receive shares, cash, preferred shares (which may be immediately redeemable by the issuer for cash), warrants, other equity shares or debt or any combination thereof. The consideration, subject to prevailing conditions, including general economic conditions and the business of DEI, offered to Shareholders in a Subsequent Acquisition Transaction may have a higher or lower value that the value of the consideration offered for the DEI Shares pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their DEI Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for his or her DEI Shares. The fair value of securities so determined could be more or less than the amount paid per DEI Share pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the DEI Shares could be based upon considerations other than, or in addition to, the market price, if any, of the DEI Shares.

Tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See the section of the Circular entitled "Canadian Federal Income Tax Consequences".

The methods described above of acquiring the remaining DEI Shares not acquired by Celtic pursuant to the Offer, other than the statutory right of acquisition under the ABCA, may be a "going private transaction" within the meaning of Ontario Securities Commission (**"OSC"**) Rule 61-501 (**"OSC Rule 61-501"**) and Commission des valeurs mobilières du Québec (**"CVMQ"**) Policy Q-27 (**"Policy Q-27"**) if such method would result in the interest of a holder of DEI Shares (the **"Affected Securities"**) being terminated without the consent of the holder. Under OSC Rule 61-501 and Policy Q-27, any Subsequent Acquisition Transaction may also constitute a related party transaction however, the provisions regulating a related party transaction, are not applicable if the transaction is a going private transaction carried out in accordance therewith.

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a person proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. In connection therewith, Celtic intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 from the OSC and the CVMQ, respectively, exempting Celtic or DEI, or its affiliates as appropriate, from the requirement to prepare a valuation in connection with a subsequent going private transaction.

Under the ABCA, certain types of Subsequent Acquisition Transactions would require the approval of 66⅔% of the votes cast by securityholders who vote in respect of such transactions. OSC Rule 61-501 and Policy Q-27 would also generally require that, in addition to any other required securityholder approval, in order to complete a going private transaction or a related party transaction, the approval of a simple majority of the votes cast by "minority" holders of each class of the Affected Securities be obtained. In relation to the Offer and any Subsequent Acquisition Transaction which constitutes a going private transaction (or a related party transaction within the meaning of OSC Rule 61-501 and Policy Q-27), the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and CVMQ, as required, all Shareholders other than Celtic, any "interested party" or any person or company who is a "related party" of Celtic for the purposes of OSC Rule 61-501 and Policy Q-27, including any directors, officers or other insiders of Celtic, or any person or company acting jointly or in concert with Celtic or any affiliate of the foregoing.

However, OSC Rule 61-501 and Policy Q-27 also provide that, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, notwithstanding the foregoing, Celtic may treat DEI Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such going private (or related party) transaction if, among other things, (i) Celtic's intent to effect such transaction is clearly disclosed at the time of the Offer (which requirement has been satisfied by this Offer and the disclosure in the Circular), (ii) a summary of the valuation is provided or a valuation is not required; and (iii) the consideration per security in the going private (or related party) transaction is at least equal in value to, and in the same form as, the consideration paid under the Offer. Celtic currently intends that the consideration offered under any subsequent going private transaction proposed by it would be at least equal in value to, and in the same form as, the consideration offered under the Offer, and Celtic intends to cause the DEI Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

Under OSC Rule 61-501 and Policy Q-27, if, following the Offer, Celtic and its affiliates are the registered holders of 90% or more of the DEI Shares (on a diluted basis) at the time the subsequent going private transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

Any Subsequent Acquisition Transaction carried out by Celtic will likely be by way of an amalgamation or a statutory arrangement pursuant to which Celtic or a successor entity would acquire all DEI Shares not tendered to the Offer.

If Celtic does not effect a compulsory acquisition or a Subsequent Acquisition Transaction, Celtic will evaluate its other alternatives. Such alternative could include, to the extent permitted by applicable law, purchasing additional DEI Shares in the open market, in a privately negotiated transaction, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional DEI Shares. Any additional purchases of DEI Shares could be at a price greater than, equal to or less than the price to be paid for DEI Shares under the Offer and could be for cash or other consideration. Alternatively, Celtic may sell or otherwise dispose of any or all DEI Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Celtic, which may vary from the prices paid for DEI Shares under the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of DEI Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any subsequent acquisition transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of OSC Rule 61-501 and QSC Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private amalgamations. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Borden Ladner Gervais LLP, counsel to the Offeror, the following is a general summary of the principal Canadian federal income tax consequences applicable to holders of DEI Shares of the transactions described herein. This summary has been prepared with reference to the Tax Act, the Income Tax Regulations (the **"Regulations"**), all published proposals from the Government of Canada to enact specific amendments to the Tax Act or to the Regulations and such counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency (**"CCRA"**). This summary does not otherwise take into account or anticipate changes in the Tax Act, the Regulations or the administrative practice of the CCRA. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their DEI Shares having regard to their own particular circumstances.

Offer for DEI Shares

Residents of Canada

The following commentary is restricted to Shareholders who are resident in Canada, who deal at arm's length with Celtic and who hold their DEI Shares, and will hold any Celtic Shares, as capital property for the purposes of the Tax Act. DEI Shares and Celtic Shares will generally constitute capital property to a holder unless such holder holds such DEI Shares or Celtic Shares in the course of carrying on a business of trading or dealing in securities or has acquired such DEI Shares or Celtic Shares as part of an adventure in the nature of trade. In circumstances where DEI Shares or Celtic Shares may not constitute capital property to a particular holder, such holder may be entitled to elect to cause such DEI Shares or Celtic Shares to constitute capital property by making the irrevocable election in subsection 39(4) of the Tax Act to treat all Canadian securities as capital property.

The Tax Act contains "mark-to-market rules" relating to securities held by certain "financial institutions" as defined in the Tax Act. The mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest") and such institutions are precluded from making the election under subsection 39(4) of the Tax Act referred to above. This summary does not otherwise take the mark-to-market rules into account and taxpayers that are "financial institutions" for the purposes of these rules should consult their tax advisors.

Pursuant to the terms of the Offer, it is intended that each Shareholder shall have the option of electing to receive either cash, Celtic Shares or a combination of cash and Celtic Shares in exchange for all or part of their DEI Shares. Since the Celtic Share consideration offered by Celtic is limited to a stated maximum amount, a Shareholder may receive a combination of cash and Celtic Shares even if the Shareholder has not elected to do so. This apportionment will arise in circumstances where the Shareholder elects to receive Celtic Shares and the aggregate election of all Shareholders is such that the stated maximum for the Celtic Share consideration is exceeded.

Unless they elect under section 85 as described below, holders of DEI Shares who receive cash in exchange for part of their DEI Shares will recognize a capital gain (or capital loss) in an amount equal to the difference between: (i) the cash received; and (ii) the aggregate of the adjusted cost base of their DEI Shares sold for cash and any reasonable costs of disposition. One-half of any capital gain (referred to in the Tax Act as a "taxable capital gain") must be included in income and one-half of any capital loss (referred to in the Tax Act as an "allowable capital loss") may be used to offset taxable capital gains in the year incurred, and the capital loss multiplied by the inclusion rate in effect for the year in which the loss is to be applied may be used to offset taxable capital gains in any of the three prior years or any subsequent year. An allowable capital loss may generally not be used to offset other types of income.

Unless they elect under section 85 as described below, holders of DEI Shares who receive Celtic Shares for all or part of their DEI Shares will, unless they elect otherwise, be deemed to have disposed of such DEI Shares for proceeds of disposition equal to the adjusted cost base thereof. Such holders of DEI Shares would therefore recognize neither a gain nor a loss in respect of the exchange and would be deemed to acquire their Celtic Shares at a cost which is equal to the adjusted cost base of their DEI Shares. Holders of DEI Shares who receive Celtic Shares may recognize a capital gain (or capital loss) in respect of such disposition by reporting this amount in their income tax return for their taxation year which includes such disposition. Such capital gain (or capital loss) will be equal to the difference between: (i) the fair market value of the Celtic Shares received; and (ii) the aggregate of the adjusted cost base of their DEI Shares and any reasonable costs of disposition. In such circumstances, the cost of any Celtic Shares acquired will be the fair market value thereof. The adjusted cost base of any Celtic Share to a holder is arrived at by averaging the acquisition cost of all Celtic Shares held by the Shareholder.

Where the Shareholder chooses to recognize a capital loss on the exchange of the holder's DEI Shares for Celtic Shares and the Shareholder is a corporation, partnership or trust, certain provisions of the Tax Act may apply to defer the capital loss otherwise realized. In the event such provisions of the Tax Act apply, the capital loss will be deferred until the earliest of several possible subsequent events described in the Tax Act. The most typical subsequent event would occur where the Celtic Shares received on the exchange (or identical properties) are no longer held by the Shareholder or a person affiliated with the Shareholder. The Department of Finance (Canada) has indicated in a private letter its intention to recommend amendments to the relevant portions of these provisions of the Tax Act in future technical amendments, such that the provisions will not (in their revised form) apply to defer the recognition of the capital losses arising in circumstances such as on the exchange of DEI Shares for Celtic Shares under the Offer by a Shareholder that is not "affiliated" with Celtic for the purposes of the Tax Act immediately after the exchange. To date, no such amendments have been announced and it is unclear whether, based on apparently contradictory provisions of the Tax Act, the legislation currently in force would defer the recognition of a capital loss by a Shareholder that is a corporation, partnership or trust. It is also not known whether amendments to these provisions (if any) would have retroactive operation so as to clarify the application of the provisions to capital losses realized by a Shareholder resulting from the disposition of DEI Shares.

Capital gains realized by an individual Shareholder, may be subject to an alternative minimum tax. The Tax Act provides that the tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and an alternative minimum tax. For purposes of computing the alternative minimum tax, four-fifths of all capital gains are included in the Shareholder's income as otherwise determined rather than the usual one-half.

Holders of DEI Shares may jointly elect with Celtic under subsection 85(1) of the Tax Act the amount of their proceeds of disposition for the purposes of computing any capital gain. Such election must be jointly made by Celtic and the disposing Shareholder and the selection of the amount must be within certain parameters prescribed in the Tax Act. The selection of the elected amount is complex and Shareholders wishing to avail themselves of this procedure are urged to consult their tax advisor as soon as possible.

Generally speaking, the elected proceeds of disposition may not be less than the amount of cash received nor more than the aggregate of the fair market value of the Celtic Shares received and the amount of cash received. In addition, the elected amount cannot be less than the lesser of the adjusted cost base of the DEI Shares disposed of and the fair market value thereof. Where an election is made under subsection 85(1), the cost of the Celtic Shares acquired will be the difference between the amount elected and the cash received by the Shareholder on the exchange. Certain other restrictions also apply to the selection of the elected amount. An election may only be made by filing Form T2057 (T2058 in the case of a Shareholder which is a partnership) with the CCRA within the time required by subsection 85(6) of the Tax Act. An election may be filed after the required date in certain circumstances and upon the payment of a late filing penalty. Celtic will execute any properly completed election forwarded to it and return it to the particular former Shareholder for filing. The selection of the elected amount and the filing of such form is the sole responsibility of the former Shareholder. Celtic herein disclaims any liability in respect of the election and filing, including any liability for late-filing penalties. The election under subsection 85(1) is also available to Shareholders whose DEI Shares do not constitute capital property to them and who therefore do not qualify for the tax deferred exchange mentioned above. Such persons are urged to consult their own tax advisors.

Non-Residents of Canada

The following commentary is applicable to Shareholders who are neither resident in Canada nor deemed to be resident in Canada, who deal at arm's length with the Offeror, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their DEI Shares in carrying on a business in Canada (referred to hereinafter as a **"Non-Resident Shareholder"**). A Non-Resident Shareholder will only be subject to taxation in Canada in respect of the disposition of DEI Shares if such shares constitute "taxable Canadian property" and the Shareholder is not afforded any relief under an applicable tax treaty. Generally speaking, a Non-Resident Shareholder's DEI Shares will constitute taxable Canadian property only if the particular Non-Resident Shareholder, persons with whom he does not deal at arm's length, or any combination thereof, owns, or at any time in the five years prior to the disposition, has owned 25 percent or more of the issued shares of any class or series of shares of the capital stock of DEI. For the purposes of computing the ownership of shares of DEI a Non-Resident Shareholder will be considered to own any shares which they have a right to acquire. Further, DEI Shares acquired by the particular Non-Resident Shareholder under most tax deferred exchanges in the Tax Act (principally in exchange for other property which constituted taxable Canadian property) will be deemed to constitute taxable Canadian property.

Non-Resident Shareholders whose DEI Shares constitute taxable Canadian property and who are not afforded any relief under an applicable tax treaty will generally be subject to taxation under the Tax Act in respect of any capital gain thereon on the same basis as Canadian resident shareholders and will be permitted to avail themselves of the tax deferred exchange outlined above essentially on the same basis as Canadian residents. In such circumstances, any Celtic Shares which are acquired will be deemed to be taxable Canadian property to such Non-Resident Shareholder for the purposes of the subsequent disposition thereof.

Acquisition of DEI Shares Not Deposited

Compulsory Acquisition

The consequences under the Tax Act for any compulsory acquisition will, generally speaking, be as set out under *"Canadian Federal Income Tax Consideration — Offer for DEI Shares"*, for both residents of Canada and non-residents of Canada.

Subsequent Acquisition Transaction

The consequences under the Tax Act of any Subsequent Acquisition Transaction will depend upon the nature of such transaction. Generally speaking, the following comments in respect of a Subsequent Acquisition Transaction may be relevant to holders of DEI Shares who are either resident in Canada or whose DEI Shares constitute taxable Canadian property and such holders are not afforded any relief under an applicable tax treaty, who deal at arm's length with the Offeror and who hold such shares as capital property for the purposes of the Tax Act.

Any mandatory acquisition of DEI Shares (other than by DEI) in consideration for cash will give rise to a capital gain (or a capital loss) equal to the difference between: (i) the amount of cash received; and (ii) the aggregate of the adjusted cost base of the DEI Shares and any reasonable costs of disposition. To the extent that Celtic Shares are issued in respect of such exchange, a disposing Shareholder would be deemed to have disposed of his DEI Shares, and to have acquired his Celtic Shares, for an amount equal to the adjusted cost base of the DEI Shares unless he elects otherwise (whereupon a capital gain or a capital loss would be realized in respect of the DEI Shares, and the Celtic Shares would be acquired at their fair market value).

To the extent that DEI Shares are acquired by DEI, a dividend will be deemed to have been paid thereon in the amount by which the amount received exceeds the paid-up capital of such DEI Shares. Such dividend will generally be excluded from the former Shareholder's proceeds of disposition for the purpose of computing such former holder's capital gain or, except for certain corporations, capital loss. Dividends deemed to have been paid to Non-Resident Shareholders will be subject to 25% withholding tax unless reduced by an applicable tax treaty.

In the event that a Subsequent Acquisition Transaction results in an amalgamation between DEI and either Celtic or an affiliate of Celtic, such transaction will generally entail the issuance to former Shareholders of either shares of the amalgamated corporation or of Celtic. In those circumstances, the Tax Act deems the DEI Shares to be disposed of and the shares of the amalgamated corporation or of Celtic to be acquired for an amount equal to the adjusted cost base of the DEI Shares. Consequently, no capital gain or capital loss is realized in respect of such transaction. A subsequent disposition of the shares acquired may give rise to a capital gain, a capital loss or, if the shares are repurchased by the issuer thereof, a deemed dividend.

LEGAL MATTERS

The legal opinions referred to under the section of the Circular entitled "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" have been provided by Borden Ladner Gervais LLP. As of the date hereof, the partners and associates of Borden Ladner Gervais LLP beneficially owned (directly or indirectly) less than 2.5% of each of the issued and outstanding Celtic Shares and less than 1% of each of the issued and outstanding DEI Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Celtic are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111 — 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

The registrar and transfer agent for the Celtic Shares is Valiant Trust Company at its principal offices in Calgary, Alberta.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of DEI with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

FINANCIAL STATEMENTS

Financial statements and other financial information are set forth in the exhibits attached to Appendix A hereto. Detailed information concerning Celtic, and the audited financial statements of Celtic for the period ended April 24, 2002 is set forth in Exhibit "1" which is attached to and forms part of this Circular. Unaudited financial statements of Celtic for the period ended June 30, 2002 are included in Exhibit "2". A schedule of revenues, royalties and operating expenses relating to the Princess Properties, on a carve-out basis, for the six month period ended June 30, 2002 (unaudited) and for the three years ended December 31, 2001, 2000 and 1999 (audited), is located in Exhibit "3". Unaudited financial statements of DEI for the six months ended June 30, 2002 and 2001 and audited financial statements for the three years ended December 31, 2001, 2000 and 1999, are set forth in Exhibit "4". Unaudited financial statements of Denim for the six months ended June 30, 2002 and 2001 and audited financial statements for the two years ended December 31, 2001 and 2000 are attached herewith as Exhibit "5". Unaudited schedule of revenues, royalties and operating expenses relating to the Richdale Properties for the six month period ended June 30, 2002 and for the year ended December 31, 2001 is included as Exhibit "6". The unaudited pro forma consolidated balance sheet for Celtic following the Princess Properties acquisition, the Offer, the Denim acquisition, the Richdale Properties acquisition and the Private Placement as at June 30, 2002 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001 are attached to the Circular as Exhibit "7".

APPROVAL AND CERTIFICATE

November 5, 2002

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the security holders of Dorchester Energy Inc. has been authorized by the board of directors of Celtic Exploration Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) David J. Wilson	*(signed) Sadiq H. Lalani*
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) William C. Guinan	*(signed) Eldon A. McIntyre*
Director	Director

CONSENTS

Consent of Solicitors

To: The Alberta Securities Commission

We hereby consent to the reference to our opinion contained under the heading "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" in the Circular accompanying the Offer to Purchase dated November 5, 2002 made by Celtic Exploration Ltd. to the holders of common shares of Dorchester Energy Inc.

Calgary, Canada
November 5, 2002

(Signed) Borden Ladner Gervais LLP
Lawyers — Patent & Trade-mark Agents

Consent of Engineers

To: The Alberta Securities Commission

Reference: Offering Circular of Celtic Exploration Ltd. (the **"Corporation"**) to Purchase All of the Outstanding Shares of Dorchester Energy Inc. dated November 5, 2002 (the **"Offering Circular"**)

Dear Sirs/Mesdames:

The Offering Circular contains references to Sproule Associates Limited, to its reserve evaluation report entitled "Evaluation of the P&NG Reserves of Jarrod Oils Ltd. In Bantry (Princess), Alberta (As of August 1, 2002)" and "Evaluation of the P&NG Reserves of Jarrod Oils Ltd. In Alderson, Alberta (As of August 1, 2002) (collectively, the **"Reports"**), and to our having evaluated Celtic's interests in Canadian oil and gas reserves.

We hereby consent to the use of our name, reference to, summaries of and excerpts from the said Reports in the Offering Circular.

We certify that we have read the Offering Circular and have no reason to believe that there are any misrepresentations in the information contained in it that is derived from our Reports or that is within our knowledge as a result of our providing the Reports.

Sincerely,

Calgary, Canada
November 5, 2002

(Signed) Sproule Associates Limited

Consent of Former Auditors of Celtic Exploration Ltd.

November 5, 2002

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Celtic Exploration Ltd. (formerly Desco Exploration Ltd.) (the "company")

We refer to the Offer to Purchase dated November 5, 2002 ("Offer") relating to the offer by the company to acquire all of the issued and outstanding common shares of Dorchester Energy Inc.

We consent to the use in the above-mentioned Offer of our report dated April 26, 2002, (except for note 3, which is dated June 14, 2002), to the directors of Desco Exploration Ltd., now Celtic Exploration Ltd., on the balance sheet as at April 24, 2002.

We report that we have read the Offer and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the balance sheet upon which we have reported or that are within our knowledge as a result of our audit of such balance sheet.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

COLLINS BARROW CALGARY LLP

Chartered Accountants

Consent of Auditors of Celtic Exploration Ltd.

To: The Alberta Securities Commission

Dear Sirs/Mesdames:

We consent to the use of our auditors' report dated July 31, 2002 to the Directors of Desco Exploration Ltd., now Celtic Exploration Ltd. (**"Celtic"**) on the Princess Properties for the years ended December 31, 2001, 2000 and 1999 included in the Offer to Purchase dated November 5, 2002 relating to the offer by Celtic to purchase all of the outstanding common shares of Dorchester Energy Inc.

We consent to the use of our compilation report dated November 5, 2002 to the Directors of Celtic on the unaudited pro forma consolidated financial statements which give effect to the completed acquisition of the Princess Properties and the proposed acquisition of all of the issued and outstanding shares of Dorchester Energy Inc. and Denim Energy Corp. and the proposed acquisition of the Richdale Properties included in the above-mentioned Offer to Purchase.

We report that we have read the Offer and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Calgary, Canada
November 5, 2002

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Consent of Auditors of Dorchester Energy Inc.

Alberta Securities Commission

Dear Sirs/Mesdames:

We refer to the offer to purchase dated November 5, 2002 relating to the offer by Celtic Exploration Ltd. for all of the outstanding common shares of Dorchester Energy Inc.

We consent to the use in the offer to purchase of our report dated April 5, 2002 (except as to notes 9 and 10, which are at October 31, 2002), to the directors of Dorchester Energy Inc. on the following financial statements:

Balance sheets as at December 31, 2001 and 2000; and

Statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001.

Calgary, Canada
November 5, 2002

(Signed) KPMG LLP
Chartered Accountants

Consent of Auditors of Denim Energy Corp.

To: The Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Celtic Exploration Ltd. ("Celtic") — Offer to purchase any and all of the issued and outstanding Common Shares of Dorchester Energy Inc. ("DEI")

We refer to the Circular included in Celtic's Offer to Purchase dated November 5, 2002 relating to the purchase of issued and outstanding common shares of DEI.

We consent to the use in the above mentioned Circular or our report dated October 25, 2002 to the Directors of Denim Energy Corp. ("Denim") on the balance sheet of Denim as at December 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flows for the period ended December 31, 2001 and the four month period ended December 31, 2000.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audits of such financial statements.

This letter is provided to the securities regulatory authorities to which it is addressed pursuant to the requirements of their securities legislation and not for any other purpose.

Calgary, Canada
November 5, 2002

(Signed) Grant Thornton LLP
Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

EXHIBIT "1"

Audited Financial Statements of
Celtic Exploration Ltd. for the
Period Ended April 24, 2002

Collins Barrow
Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403. 298.1500
F. 403. 298.5814
email: calgary@collinsbarrow.com

Auditors' Report

To the Directors
Desco Exploration Ltd.

We have audited the balance sheet of Desco Exploration Ltd. as at April 24, 2002. This balance sheet is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Corporation as at April 24, 2002 in accordance with Canadian generally accepted accounting principles.

COLLINS BARROW CALGARY LLP
Chartered Accountants

Calgary, Alberta
April 26, 2002
(except for note 3 which
is dated June 14, 2002)

Collins Barrow

Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403. 298.1500
F. 403. 298.5814
email: calgary@collinsbarrow.com

Desco Exploration Ltd.
(Incorporated under the laws of Alberta)

Balance Sheet
April 24, 2002

Assets

Current assets	
Cash	$429,670
Deferred offering expenses (note 2)	20,330
	$450,000

Shareholders' Equity

Share capital (note 2)	$450,000

Signed on Behalf of the Board:

(Signed) Robert Dales Director (Signed) William Guinan Director

Collins Barrow
Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403. 298.1500
F. 403. 298.5814
email: calgary@collinsbarrow.com

Desco Exploration Ltd.

Notes to Balance Sheet
April 24, 2002

1. Incorporation

Desco Exploration Ltd., (the "Corporation") was incorporated under the Business Corporations Act (Alberta) on April 16, 2002 and to April 24, 2002, there have been no operations. The Corporation is a capital pool corporation as defined in Policy 2.4 of the TSX Venture Exchange.

2. Share capital

Authorized	
Unlimited number of common shares	
Unlimited number of preferred shares issuable in series	
Issued	
3,000,000 common shares	$450,000

Common shares issued for cash as at April 24, 2002 will be held in escrow and shall be released as to 10% thereof on the completion of the Corporation's Qualifying Transaction and as to 15% thereof on each of the 6, 12, 18, 24, 30 and 36 months following the initial release.

The Corporation has reserved 400,000 common shares at a price of $0.25 per common share for stock options to be granted to its directors and officers after the issuance of a receipt by the Alberta Securities Commission for this prospectus. The stock options will expire five years from the date of granting.

Deferred offering expenses of $20,300 will be recorded as a reduction of share capital upon closing of the proposed offering (note 3).

3. Subsequent events

Pursuant to an Agency Agreement dated June 14, 2002, 2002, the Corporation appointed Research Capital Corporation as its agent in connection with an offer to sell, on a best-efforts basis, up to 1,000,000 common shares of the Corporation for $0.25 per share. Costs of arranging the issue are estimated to be $80,000, including a 10% commission payable to the agent. If the total offering is raised, the agent will also be granted a non-transferable option to acquire 100,000 common shares at $0.25 per share. The option will, if unexercised, expire eighteen months following the date on which the common shares are posted for trading on the TSX Venture Exchange.

EXHIBIT "2"

Unaudited Financial Statements of
Celtic Exploration Ltd. for the
Period Ended June 30, 2002

CELTIC EXPLORATION LTD.

BALANCE SHEET
As at June 30, 2002

	As at June 30, 2002 (Unaudited)
ASSETS	
Current	
Cash	$646,072
GST recoverable	3,699
	$649,771
LIABILITIES	
Current	
Accounts Payable	$ 33,079
SHAREHOLDER EQUITY	
Share Capital Note 2	$616,692
	$649,771

Approved by and on behalf of the board of directors:

Signed: "*Robert J. Dales*", Director

Signed: "*Neil G. Sinclair*", Director

CELTIC EXPLORATION LTD

STATEMENT OF CASH FLOWS

	For the Period April 16 - June 30, 2002 (Unaudited)
Cash Provided U.S. by (used in) Financial Activities	
Purchase of share capital by founders	$450,000
Initial Public Offering of share capital	250,000
Public offering costs	(83,308)
	$616,692
Change in non-cash investing working capital	29,380
CASH, END OF PERIOD	$646,072

CELTIC EXPLORATION LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the Period April 16, 2002 to June 30, 2002

1. Incorporation

Celtic Exploration Ltd., (the "Corporation") (formerly Desco Exploration Ltd.) was incorporated under the Business Corporations Act (Alberta) on April 16, 2002. To June 30, 2002 there have been no operating activities. The Corporation is a capital pool corporation as defined in Policy 2.4 of the TSX Venture Exchange.

2. Share Capital

Authorized

Unlimited number of common shares

Unlimited number of preferred shares

Issued

4,000,000 common shares $616,692

During the period the Corporation issued shares as follows:

(a) April 24, 2002, the Corporation issued 3,000,000 common shares at $0.15 per share to the founders group for aggregate proceeds of $450,000.

(b) June 27, 2002 the Corporation completed its initial public offering pursuant to a prospectus dated June 14, 2002 and issued 1,000,000 common shares at $0.25 per share for aggregate gross proceeds of $250,000, less $83,308 for public offering costs.

Common shares issued for cash as at April 14, 2002 are held in escrow pursuant to an escrow agreement dated June 14, 2002 and shall be released as to 10% thereof on completion of the Corporation's Qualifying Transaction and as to 15% thereof on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the initial release.

3. Stock Options

The Corporation has reserved 400,000 common shares for stock options granted to its officers and directors which are exercisable at $0.25 per share pursuant to the Corporation's Stock Option Plan. The stock options expire on June 27, 2007.

Pursuant to an agency agreement dated June 14, 2002, Research Capital Corporation was granted an option to purchase 100,000 common shares at an exercise price of $0.25 per share. These options expire 18 months after the date such options were granted.

The Corporation accounts for its stock based compensation plans using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for share options granted to officers, directors, employees and consultants. As now required by Canadian generally accepted accounting principles, the impact on compensation costs of using the fair value method whereby compensation costs had been recorded in net earnings, must be disclosed. If the fair value method had been used for options granted subsequent to January 1, 2002, the Corporations net earnings, and net earnings per share would approximate the following pro forma amounts:

	For the Period April 16 - June 30, 2002
Compensation Costs	$ 80,000
Net earnings	
As reported	Nil
Pro forma	$(80,000)
Net earnings per share	
Basic and Diluted	
As reported	Nil
Pro forma	$ (0.02)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	June 30, 2002
Risk free interest rate	3.23%
Expected lives (years)	3.0
Expected volatility	1.5

4. Subsequent events

(a) Exercise of Stock Options

Subsequent to June 30, 2002, 375,000 common shares of the Corporation were issued upon exercise of stock options. Proceeds received by Celtic were $93,750, in aggregate.

(b) Private Placement

On September 30, 2002, the Corporation completed two private placement equity offerings in one, Celtic issued 2,000,000 shares for gross proceeds of $2,000,000 and in the other Celtic issued 3,000,000 shares on a flow-through basis for gross proceeds of $3,000,000.

(c) Property Acquisitions

On September 30, 2002, Celtic completed the acquisition of certain oil and gas assets located in the Princess area of Alberta for a purchase price of $4,150,000, before adjustments. The acquisition was financed by a cash payment of $1,500,000 and by the issuance of 2,650,000 Celtic shares with an assigned value of $2,650,000. This transaction fulfilled the requirements of completing a "Qualifying Transaction" within the meaning of the policies of the TSX Venture Exchange. The vendor of the Princess area properties, Jarrod Oils Ltd., is controlled by Eldon A. McIntyre, a director of Celtic.

On October 20, 2002, the Corporation closed the acquisition of certain oil and gas assets located at Alderson, Alberta for cash consideration of $850,000, before adjustments. The vendor of the Alderson area properties, Jarrod Oils Ltd., is controlled by Eldon A. McIntyre, a director of Celtic.

(d) Corporate Acquisitions, Property Acquisition and Private Placement

On October 21, 2002, Celtic made the following announcements:

The Corporation will acquire all of the issued and outstanding shares of Dorchester Energy Inc. for approximately $11.3 million, plus the assumption of $5.4 million of debt, net of working capital, after estimated transaction costs.

Celtic will also acquire all of the issued and outstanding shares of Denim Energy Corp. for approximately $3.5 million.

Celtic has further offered to acquire oil and gas assets located in the Richdale area of Alberta for approximately $1.1 million.

The Corporation has applied to regulatory authorities to issue, by way of non-brokered private placement, up to 4.0 million common shares for gross proceeds of $12.0 million.

EXHIBIT "3"

Princess Properties

Schedule of Revenues, Royalties and

Operating Expenses

June 30, 2002 (unaudited)

December 31, 2001, 2000 and 1999 (audited)

July 31, 2002

Auditors' Report

To the Directors of
Celtic Exploration Ltd.

At the request of Celtic Exploration Ltd. (formerly Desco Exploration Ltd.), we have audited the schedule of revenues, royalties and operating expenses for the three years ended December 31, 2001, 2000 and 1999 for the Princess Property which is contemplated to be purchased by Desco Exploration Ltd. as its qualifying transaction. This financial information is the responsibility of management of Jarrod Oils Ltd. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Princess Property for each of the years ended December 31, 2001, 2000 and 1999 in accordance with the basis of accounting disclosed in Note 1.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Princess Property

Schedule of Revenues, Royalties and Operating Expenses
For the six months ended June 30, 2002 and
for the years ended December 31, 2001, 2000 and 1999

	June 30, 2002 $ (unaudited)	December 31, 2001 $	December 31, 2000 $	December 31, 1999 $
Oil and gas sales	917,948	2,274,881	1,568,299	868,387
Royalties	(144,926)	(308,874)	(200,276)	(123,643)
	773,022	1,966,007	1,368,023	744,744
Operating expenses	412,340	755,035	341,212	321,267
Excess of revenues over operating expenses	360,682	1,210,972	1,026,811	423,477

Princess Property

Notes to Financial Statements
December 31, 2001, 2000 and 1999

1. Basis of presentation

The schedule of revenues, royalties and operating expenses includes the operating results relating to the Princess Property that is contemplated to be acquired by Celtic Exploration Ltd. under an agreement dated August 1, 2002, which has closed on September 30, 2002.

The schedule of revenues, royalties and operating expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes as these amounts are based on the consolidated operations of the vendor of which the selected property forms only a part.

2. Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

EXHIBIT “4”

Unaudited Financial Statements of
Dorchester Energy Inc. for the
Six Months Ended June 30, 2002
and Audited Financial Statements for the
Three Years Ended December 31, 2001, 2000 and 1999

DORCHESTER ENERGY INC.

BALANCE SHEETS
As at June 30, 2002

	June 30, 2002	December 31, 2001
	(Unaudited) ($thousands)	
ASSETS		
Current		
Accounts receivable	$ 1,353,723	$ 1,849,024
Prepaid Expenses	264,845	140,010
	$ 1,618,568	$ 1,989,034
Property, plant and equipment	11,454,210	10,165,253
	$13,072,778	$12,154,287
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Cheques issued in excess of funds on deposit	$ 525,882	$ 41,537
Accounts payable and accrued liabilities	1,876,110	2,369,601
Bank Loan (note 4)	4,700,000	—
	7,101,992	2,411,138
Bank loan (note 4)	—	3,900,000
Provision for future site restoration	318,139	237,997
Future income taxes	1,909,400	1,807,000
Shareholders' equity		
Share capital	1,620,873	1,631,465
Contributed Surplus	—	13,250
Retained earnings	2,122,374	2,153,437
	3,743,247	3,798,152
	$13,072,778	$12,154,287

DORCHESTER ENERGY INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
	(Unaudited) ($thousands except per share amounts)			
Revenue:				
Petroleum and natural gas	$1,691,963	$2,054,077	$3,154,684	$ 4,866,948
Royalties (net of ARTC)	(269,815)	(590,644)	(519,450)	(1,458,716)
	1,422,148	1,463,433	2,635,234	3,408,232
Other	26,757	37,034	55,134	116,664
	1,448,905	1,500,467	2,690,368	3,524,896
Expenses:				
Operating	427,974	494,479	856,303	880,197
General and administrative	247,133	82,297	393,533	245,983
Depletion, depreciation and site restoration	556,464	167,073	1,121,104	545,000
Interest	57,086	39,041	103,250	72,556
	1,288,657	782,890	2,474,190	1,743,736
Earnings before income taxes	160,248	717,578	216,178	1,781,161
Income Taxes:				
Current Income taxes	109,111	—	109,111	—
Future Income taxes	68,400	358,278	102,400	783,711
	177,511	358,278	211,511	783,711
Net earnings (loss)	(17,263)	359,300	4,667	997,450
Retained earnings — beginning of period	2,139,637	2,027,619	2,153,437	1,389,469
Share repurchases (note 3)	(33,540)	—	(35,730)	—
Retained earnings — end of period	$2,122,374	$2,386,919	$2,122,374	$ 2,386,919
Earnings per share:				
Basic	$ 0.00	$ 0.04	$ 0.00	$ 0.09
Diluted	$ 0.00	$ 0.04	$ 0.00	$ 0.08

DORCHESTER ENERGY INC.

STATEMENTS OF CASHFLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
	(Unaudited) ($thousands except per share amounts)			
Cash provided by (used in)				
Operations:				
Net earnings	$ (17,263)	$ 359,300	$ 4,667	$ 997,450
Items not affecting cash:				
Depletion, depreciation and amortization	518,052	160,073	1,040,962	532,044
Provision for future site restoration	38,412	7,000	80,142	12,956
Future income taxes	68,400	358,278	102,400	783,711
Funds from operations	607,601	884,651	1,228,171	2,326,161
Net change in non-cash working capital related to operating activities	538,207	(599,133)	730,493	(1,507,117)
Cash from operations	1,145,808	285,518	1,958,664	819,044
Financing Activities				
Increase in bank loan	500,000	650,000	800,000	2,450,000
Share purchase loans	—	(5,050)	—	(5,050)
Issuance of share capital (net of issue costs)	(1,756)	—	5,728	1,125
Shares acquired and cancelled (note 2)	(44,220)	—	(65,300)	—
	454,024	644,950	740,428	2,446,075
Investing Activities				
Acquisition of property, plant and equipment	(822,905)	(930,468)	(2,362,419)	(3,265,119)
Disposition of property, plant and equipment	—	—	32,500	—
Net change in non-cash working capital items related to investing activities	(776,927)	—	(369,173)	—
	(1,599,832)	(930,468)	(2,699,092)	(3,265,119)
Change in cash				
Cash and short-term deposits, beginning of year	$ —	$ —	$ —	$ —
Cash and short-term deposits, end of year	$ —	$ —	$ —	$ —
Funds from operations per share				
Basic	$ 0.04	$ 0.06	$ 0.08	$ 0.16
Diluted	$ 0.04	$ 0.05	$ 0.08	$ 0.14

NOTES TO THE INTERIM FINANCIAL STATEMENTS
Six Months Ended June 30, 2002 and 2001
(Unaudited)

1. Accounting Policies:

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the same basis as the audited financial statements as at and for the year ended December 31, 2001, except as outlined below. The accounting policies followed by Dorchester Energy Inc. are set out in Note 1 to the audited financial statements included in the Company's 2001 Annual Report. These interim financial statements should be read in conjunction with the Company's December 31, 2001 audited financial statements, and March 31, 2002 unaudited quarterly financial statements. The disclosure provided below are incremental to those included in the annual financial statements.

2. Change in Accounting Policies:

The Company accounts for its stock-based compensation plans using the intrinsic value method whereby no costs have been recognized in the financial statements for share options granted to employees and directors.

Effective January 1, 2002, the Company adopted new Canadian accounting standards with respect to stock based compensation and other stock based payments. The new standard will be applied for stock based payments to non-employees using the fair value method, as prescribed in the standard, calculate a fair value of the stock granted and record that fair value as an expense over the term of the grant.

During the second quarter ending June 30, 2002, no stock options were granted. All prior grants have been to employees and the Company does not expect the adoption of the new standard to have a material impact on the Company's future financial condition or results of operations.

3. Share Capital:

Weighted Average Number of Common Shares

	2002	2001
Weighted average number of common shares outstanding during the period	14,815,616	14,670,081
Diluted weighted average number of common shares outstanding during the period	15,409,243	15,334,638

Share Capital

	Number of Common Shares	Number of Options
Balance, beginning of period	14,831,328	1,419,333
Shares repurchased	(136,000)	—
Exercised (average price $0.24)	35,000	(35,000)
Balance, end of period	14,730,328	1,384,333

The Company has established a normal course issuer bid that will enable the Company to repurchase up to 741,000 of its issued and outstanding common shares on the open market through the facilities of the Canadian Venture Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. During the second quarter ending June 30, 2002, the Company repurchased and cancelled 89,000 (2001 — nil) common shares at a cost of $44,220 (2001 — $nil). The excess of the cost of the shares over their assigned value was allocated to retained earnings.

4. Bank Loan

The Company has included its revolving loan facility as a current liability in accordance with the recommendations set forth by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants Abstract (EIC-122), whereby effective January 1, 2002, callable debt and debt obligations to be refinanced are classified as current liabilities.

The Company has in place a demand revolving loan facility of $6,000,000 bearing interest at bank prime rate plus 1.0%, secured by a fixed and floating charge debenture in the amount of $10,000,000 and a general security interest on all of the corporation's petroleum and natural gas assets. As at June 30, 2002, $4,700,000 (June 30, 2001 $2,650,000) was drawn under this loan arrangement.

Audited Financial Statements of

DORCHESTER ENERGY INC.

Years Ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT TO THE DIRECTORS

kpmg

We have audited the balance sheets of Dorchester Energy Inc. as at December 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flow for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flow for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
April 5, 2002 (except as to notes 9 and 10,
which is as at October 31, 2002)

DORCHESTER ENERGY INC.

BALANCE SHEETS
As at December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Accounts receivable	$ 1,849,024	$2,750,149
Prepaid expenses	140,010	384,831
	1,989,034	3,134,980
Capital assets (note 3)	10,165,253	6,601,768
	$12,154,287	$9,736,748
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Cheques issued in excess of funds on deposit	$ 41,537	$2,717,420
Accounts payable and accrued liabilities	2,369,601	2,217,657
	2,411,138	4,935,077
Long-term debt (note 4)	3,900,000	200,000
Provision for future site restoration	237,997	84,533
Future income taxes (note 6)	1,807,000	1,542,176
Shareholders' equity:		
Share capital (note 5)	1,631,465	1,572,243
Contributed surplus	13,250	13,250
Retained earnings	2,153,437	1,389,469
	3,798,152	2,974,962
Subsequent event (note 10)		
	$12,154,287	$9,736,748

See accompanying notes to financial statements.

On behalf of the Board:

"Murray Scalf" Director "Kenneth Gilbreath" Director

DORCHESTER ENERGY INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenue:			
Petroleum and natural gas	$ 7,220,029	$5,423,468	$1,764,497
Royalties (net of Alberta Royalty Tax Credit)	(1,607,887)	(981,641)	(200,712)
	5,612,142	4,441,827	1,563,785
Other	41,481	—	124,479
	5,653,623	4,441,827	1,688,264
Expenses:			
Operating	1,861,035	959,025	643,180
General and administrative	565,471	722,479	356,434
Depletion, depreciation and amortization	1,842,085	887,263	210,568
Interest	160,816	57,271	60,496
	4,429,407	2,626,038	1,270,678
Earnings before income taxes	1,224,216	1,815,789	417,586
Income taxes (note 6):			
Current income taxes	195,424	—	—
Future income taxes	264,824	783,726	—
Deferred income taxes	—	—	180,000
	460,248	783,726	180,000
Net earnings	763,968	1,032,063	237,596
Retained earnings, beginning of year	1,389,469	357,406	108,896
Retained earnings, end of year	$ 2,153,437	$1,389,469	$ 346,492
Earnings per share:			
Basic and diluted	$ 0.05	$ 0.08	$ 0.02

See accompanying notes to financial statements.

DORCHESTER ENERGY INC.

STATEMENTS OF CASH FLOW
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash provided by (used in):			
Operations:			
Net earnings	$ 763,968	$1,032,063	$ 237,586
Add items not utilizing cash:			
Depletion, depreciation and amortization	1,688,621	832,965	180,333
Provision for site restoration	153,464	54,298	30,235
Future income taxes	264,824	783,726	—
Deferred income taxes	—	—	180,000
Funds provided by operations	2,870,877	2,703,052	628,154
Net change in non-cash working capital items related to operating activities	(1,767,272)	1,627,753	(574,172)
	1,103,605	4,330,805	53,982
Financing:			
Long-term debt	3,700,000	(850,000)	1,050,000
Issuance of shares (net of issue costs)	58,850	489,100	572,131
Share purchase loan	372	(59,297)	(40,302)
Net change in non-cash working capital items related to financing activities	(11,000)	—	27,000
	3,748,222	(420,197)	1,608,829
Investing:			
Acquisition of capital assets	(5,252,105)	(4,257,993)	(3,111,518)
Disposition of capital assets	—	117,266	450,000
Net change in non-cash working capital items related to investing activities	400,278	230,119	457,949
	(4,851,827)	(3,910,608)	(2,203,569)
Net increase (decrease) in cash	—	—	(540,758)
Cash and short-term deposits, beginning of year	—	—	(540,758)
Cash, end of year	$ —	$ —	$ —
Funds from operations per share:			
Basic and diluted	$ 0.19	$ 0.20	$ 0.05

See accompanying notes to financial statements.

DORCHESTER ENERGY INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2001, 2000 and 1999

Dorchester Energy Inc. (the "Corporation") is incorporated under the laws of the province of Alberta. The Company is active in the exploration, development and production of oil and gas, primarily in Alberta.

1. Significant Accounting Policies

(a) Oil and Gas Assets

The Corporation follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for, and acquisition and development of, petroleum and natural gas reserves are capitalized into a single Canadian cost centre. Such costs include lease acquisitions, geological and geophysical activities, lease rentals on undeveloped properties, drilling of both productive and unproductive wells, plant and equipment costs, and administration costs reasonably allocable to these activities. Proceeds received from the disposition of petroleum and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in a material change (20%) in the rate of depletion in which case the gain or loss would be reported in earnings. Capitalized costs are depleted and depreciated using the unit-of-production method, based on total proven petroleum and natural gas reserves, before royalties, as determined by independent evaluators. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to a petroleum equivalent unit of measure on the basis of their approximate relative heating value. The carrying values of undeveloped properties are excluded from the depletion and depreciation calculation.

The Corporation applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proven petroleum and natural gas reserves, based on year end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. The Corporation periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. If the results of the review indicate an impairment has occurred the amount of impairment is added to the costs subject to depletion.

Substantially all of the Corporation's petroleum and natural gas activities are conducted jointly with others. The financial statements reflect only the Corporation's proportionate interests in such activities.

(b) Future Site Restoration Costs

Estimated future site restoration costs are provided for over the life of the proven reserves on a unit of production basis. Costs are estimated each year by management in consultation with the Corporation's engineers based on current regulations, costs, technology and industry standards. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(c) Depreciation and Amortization — Other Assets

The Corporation provides for depreciation and amortization on equipment and other assets on a declining balance basis at rates varying between 20% to 100% per year.

(d) Stock Options

No compensation expense is recorded when stock options are granted. Any consideration received on exercise of stock options is included in share capital.

(e) Per Share Amounts

The Corporation follows the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments in the calculation of diluted earnings and cash flow from operations per share. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilutive calculation.

Basic per share amounts are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if stock options or other dilutive instruments were exercised or converted to common shares. The treasury stock method assumes that any proceeds upon the exercise or conversion of dilutive instruments would be used to purchase common shares at the average market price of the common shares during the period.

(f) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

(g) Income Taxes

Effective January 1, 2000 the Corporation adopted the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and tax basis of the assets and liabilities), and are measured using the currently enacted, or substantially enacted, tax rates and laws expected to apply when those differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

Prior to January 1, 2000 the Corporation followed the deferral method of tax allocation as its basis of accounting under which the provision for corporate income taxes is based on the earnings reported in the accounts and takes into account the tax effects of timing differences between financial statement income and taxable income.

(h) Comparative Figures

Certain comparative figures in the accompanying consolidated financial statements have been reclassified to conform to the 2001 presentation.

2. Financial Instruments and Credit Risk

(a) Financial Instruments

The Corporation's financial instruments consist of cash, accounts receivable, accounts payable, and long-term borrowings. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Credit Risk:

The Corporation is subject to credit risk through trade receivables as a substantial portion of its debtors' ability to pay is dependent upon the energy sector in Western Canada. The Corporation performs ongoing credit evaluations of its customers' and joint venture partners' financial condition and limits the amount of credit extended when deemed necessary.

As at December 31, 2001 the Corporation had amounts owing from joint venture partners of approximately $1,082,417 (2000 — $997,725), 39% (2000 — 85%) of which was due from three oil and gas companies.

3. Capital Assets

	Cost	Accumulated depletion, depreciation and amortization	Net book value
December 31, 2001			
Petroleum and natural gas interests	$12,845,455	$2,711,576	$10,133,879
Other assets	51,525	20,151	31,374
	$12,896,980	$2,731,727	$10,165,253
December 31, 2000			
Petroleum and natural gas interests	$ 7,625,004	$1,029,138	$ 6,595,866
Other assets	19,871	13,969	5,902
	$ 7,644,875	$1,043,107	$ 6,601,768

Included within additions to Petroleum and natural gas interests is an allocation of general and administrative expenses amounting to $203,325 (2000 and 1999 — $nil).

In calculating the ceiling for petroleum and natural gas interests, market prices of $20.03 per barrel for oil, $14.00 per barrel for natural gas liquids and $3.31 per thousand cubic feet for natural gas were used. Based on these December 31, 2001 prices, the Corporation's costs to be recovered from operations exceeded future net revenue from proven reserves by approximately $670,000 before tax. However, average market prices for oil, natural gas liquids and natural gas were stronger during 2001 than their respective prices at December 31, 2001. During 2001, the Corporation received $27.80 per barrel for oil, $25.69 per barrel for natural gas liquids and $5.30 per thousand cubic feet for natural gas. Based on these prices, the Corporation's future net revenues from proven reserves were in excess of related costs to be recovered. Accordingly, the Corporation did not record a reduction in the carrying value of petroleum and natural gas interests at December 31, 2001.

A provision for site restoration costs totalling $153,464 (2000 — $54,298) is included in depletion, depreciation and amortization expense. The estimated future site restoration costs to be accrued over the remaining proven reserves are approximately $1.1 million.

4. Long-term Debt

At December 31, 2001, the Corporation had a revolving demand facility with a Canadian Chartered Bank in the maximum amount of $6,000,000 (2000 -$4,500,000). The facility is repayable on demand and advances bear interest at the bank prime rate plus 1%. The facility is subject to annual review with the next review to be completed in May 2002. The bank has advised the Corporation that, subject to the Corporation maintaining an adequate borrowing base and satisfying conditions as outlined in the credit agreement, advances will remain outstanding with no principal repayments required. Accordingly, the debt is reflected as non-current in the accounts.

The facility is secured by a fixed and floating charge debenture in the amount of $10,000,000 and a general security interest on all of the Corporation's petroleum and natural gas assets.

5. Share Capital

(a) Authorized

Unlimited common voting shares

Unlimited preferred shares issuable in series

(b) Issued

Common Shares	2001 Number of Shares	2001 Amount	2000 Number of Shares	2000 Amount	1999 Number of Shares	1999 Amount
Balance, beginning of year	14,656,328	$1,671,842	13,006,328	$1,182,742	11,371,667	$ 865,781
Flow through shares	—	—	—	—	1,634,661	572,131
Tax effect flow through share renouncements	—	—	—	—	—	(255,170)
Options exercised	175,000	58,850	514,000	91,500	—	—
Warrants exercised	—	—	1,136,000	397,600	—	—
	14,831,328	1,730,692	14,656,328	1,671,842	13,006,328	1,182,742
Share purchase loan	—	(99,227)	—	(99,599)	—	(40,302)
Balance, end of year	14,831,328	$1,631,465	14,656,328	$1,572,243	13,006,328	$1,142,440

(c) Flow-through Shares

In 1999, 1,634,661 shares issued for $0.35 were flow-through shares for income tax purposes whereby the income tax benefits of the related expenditures on resource properties flowed to the shareholders. The share capital was reduced by the value of the tax benefit to be renounced to shareholders. Attached to 2,825,000 of the flow-through shares issued in 1998 were warrants exercisable at $0.35. One warrant was granted for every two flow-through shares issued. These warrants were due to expire on November 15, 1999, and were subsequently extended to November 15, 2000, with all other terms and conditions remaining unchanged. In 2000, 1,136,000 of these warrants were exercised.

(d) Options

The Corporation's stock option plan provides for the issue of stock options to directors, officers, employees, consultants and other key personnel. The number of stock options outstanding as at December 31, 2001 was 1,209,333 exercisable at prices ranging from $0.15 to $0.45 and expiring on dates from 2003 to 2006. Changes in options outstanding are as follows:

Common Shares	2001 Options	2001 Weighted Average	2000 Options	2000 Weighted Average	1999 Options	1999 Weighted Average
Beginning of year	1,384,333	$0.28	1,133,333	$0.17	653,333	$0.15
Granted	210,000	0.42	765,000	0.37	480,000	0.22
Exercised	175,000	0.34	514,000	0.18	—	—
End of year	1,419,333	0.30	1,384,333	0.28	1,133,333	0.17
Exercisable	1,209,333	$0.28	784,333	$0.22	1,108,333	$0.18

The following table sets out the information relating to stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$0.15	403,333	1.4	$0.15	403,333	$0.15
$0.25	196,000	2.7	$0.25	196,000	$0.25
$0.35	90,000	3.1	$0.35	90,000	$0.35
$0.37	520,000	3.7	$0.37	520,000	$0.37
$0.40	130,000	4.7	$0.40	—	$ —
$0.45	80,000	5.0	$0.45	—	$ —
$0.15-$0.45	1,419,333	3.4	$0.30	1,209,333	$0.28

(e) Share Purchase Loans

During 2000 the Corporation authorized the issue share purchase loans totaling $100,000 for two officers. At December 31, 2001, $99,227 of this facility had been drawn in respect of purchase of 220,050 common shares at an average price of $0.49. These loans are without interest and are secured by common shares purchased.

6. Income Taxes

The provision for income taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate of 42.6% to income before income taxes. The difference relates to the following items:

	2001	2000	1999
Statutory tax rate:	42.6%	44.6%	44.6%
Expected provision	$521,516	$809,842	$186,243
Non deductible crown payments, net of royalty credits	572,628	354,618	60,309
Changes in enacted tax rates	(66,799)	—	—
Resource allowance	(432,273)	(386,404)	(71,975)
Recognition of prior years' losses	—	—	(11,722)
Depletion of assets without tax base	—	—	11,265
Other	(134,824)	5,670	5,880
	$460,248	$783,726	$180,000

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities are presented below:

	2001	2000
Tax liabilities:		
Capital assets	$(1,883,934)	$(1,573,544)
Tax assets:		
Non capital losses	—	—
Future site restoration	76,031	28,276
Share issue costs	903	3,092
	76,934	31,368
Net tax liability	$(1,807,000)	$(1,542,176)

7. Per Share Amounts

In 2001 the Corporation adopted a new standard for the computation, presentation and disclosure of earnings per share. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only dilutive instruments where the market price exceeds issue price impact the dilutive calculations.

In computing diluted per share amounts, 613,039 (2000 - 297,905 and 1999 - 627,083) shares were added to the 14,741,924 (2000 - 13,403,753 and 1999 - 11,416,452) weighted average number of common shares outstanding during the year for the dilutive effect of stock options. In 2001 no options to purchase common shares were excluded in the computation because the options were in the money. No adjustments were required to reported earnings and cash flow from operations in computing diluted per share amounts.

Prior period diluted earnings and funds from operations per share have been restated for this change. As a result of this change in accounting policy, diluted earnings per share increased by $0.01 and diluted funds from operations per share was increased by $0.03 in 2001.

8. Related Party Transactions

At December 31, 2001, accounts receivable includes $127,907 due from a company controlled by certain directors and officers of the Corporation.

During the year the Corporation acquired a 50% interest in certain oil and gas producing properties for $860,161. The remaining 50% of the properties was purchased by the above mentioned company, certain directors and officers.

During the year ended December 31, 2001, the Corporation paid $247,626 (2000 - $253,083 and 1999 - $74,946) for engineering services and well site supervision provided by a company of which a director of the Corporation is an officer and director. At December 31, 2001 accounts payable included $27,486 relating to such services.

The Corporation also paid $598,174 (2000 - $785,446 and 1999 - $149,660) for drilling services provided by a company of which a director of the Corporation is an officer and director. At December 31, 2001 accounts payable included $114,948 relating to such services.

The value of the engineering and drilling services was recorded at an exchange amount equal to their competitively priced market value.

9. Contingencies

A former consultant to the Corporation has filed a claim against the Corporation, alleging breach of trust and misrepresentation. The claim seeks damages of $100,000. The claim process is in the preliminary stages and at this stage it is not possible to determine the likely outcome. Accordingly no provision has been made with respect to this amount. In August 2002 the claim was resolved.

10. Subsequent Event

On October 21, 2002 the Corporation entered into a pre-acquisition agreement whereby Celtic Exploration Ltd. ("Celtic") has agreed to offer to purchase all of the issued and outstanding common shares of the Corporation. The offer consists of $0.70 cash or 0.233 of a Celtic common share, or a combination of the foregoing for each share of the Corporation. The agreement provides for a compensation fee payable by the Corporation of $650,000 if certain circumstances result in non completion of the acquisition.

EXHIBIT "5"

Financial Statements of
Denim Energy Corp. for the
Six Month Period Ended
June 30, 2002 and 2001 (Unaudited) and
for the Two Years Ended
December 31, 2001 and 2000 (Audited)

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Directors of
Denim Energy Corp.

We have audited the balance sheets of Denim Energy Corp. as at December 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flows for the year ended December 31, 2001 and for the four month period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in Canada.

Calgary, Alberta
October 25, 2002

(Signed) "GRANT THORNTON LLP"

Chartered Accountants

Suite 2800, 500 — 4th Avenue SW
Calgary, Alberta T2P 2V6
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

Denim Energy Corp.

Balance Sheets

	As at June 30, 2002 (unaudited)	As at December 31, 2001	As at December 31, 2000
Assets			
Current			
Cash and cash equivalents	$ 5,692	$ 147,451	$312,727
Receivables	349,520	116,993	44,618
	355,212	264,444	357,345
Property and equipment (Note 4)	2,206,515	1,754,024	270,439
	$2,561,727	$2,018,468	$627,784
Liabilities			
Current			
Operating loan (Note 5)	$ 240,000	$ —	$ —
Payables and accruals	134,277	231,890	25,000
Income taxes payable	10,678	57,153	—
	384,955	289,043	25,000
Future site restoration costs (Note 6)	39,934	21,208	—
Future income taxes (Note 7)	304,315	220,626	116,432
	729,204	530,877	141,432
Shareholders' Equity			
Capital stock (Note 8)	1,085,936	1,065,690	496,368
Retained earnings (deficit)	746,587	421,901	(10,016)
	1,832,523	1,487,591	486,352
	$2,561,727	$2,018,468	$627,784

Subsequent event (Note 10)

On behalf of the Board

"Todd McAllister" Director "Ken Stephenson" Director

See accompanying notes to the financial statements.

Denim Energy Corp.

Statements of Earnings and Retained Earnings

	Six Months Ended June 30,		Years Ended December 31,	
	2002	2001	2001	2000
	(unaudited)	(unaudited)		(four months)
Revenue				
Oil and gas revenues	**$663,179**	$ 707,459	$1,051,727	$ —
Royalties	**(89,982)**	(232,907)	(311,279)	—
	573,197	474,552	740,448	—
Other income				
Gas processing	**13,136**	—	6,954	—
Royalty income	**5,654**	10,231	16,721	—
Alberta royalty tax credit	**2,047**	3,462	8,162	—
Interest income	**35**	802	979	—
	594,069	489,047	773,264	—
Expenses				
Operating costs	**95,748**	45,833	134,738	—
Depletion and depreciation	**70,677**	68,476	117,721	—
General and administrative	**16,800**	36,245	33,996	(10,016)
Interest — long-term	**2,469**	14,869	28,456	—
	185,694	165,423	314,911	(10,016)
Earnings (loss) before income taxes	**408,375**	323,624	458,353	(10,016)
Income taxes				
Current	**—**	38,396	57,153	—
Future (Note 7)	**83,689**	(14,554)	(30,717)	—
	83,689	23,842	26,436	—
Net earnings (loss)	**$324,686**	$ 299,782	$ 431,917	$(10,016)
Retained earnings (deficit), beginning of period	**$421,901**	$ (10,016)	$ (10,016)	$ —
Net earnings (loss)	**324,686**	299,782	431,917	(10,016)
Retained earnings (deficit), end of period	**$746,587**	$ 289,766	$ 421,901	$(10,016)

See accompanying notes to the financial statements.

Denim Energy Corp.

Statements of Cash Flows

	Six Months Ended June 30, 2002 (unaudited)	Six Months Ended June 30, 2001 (unaudited)	Years Ended December 31, 2001	Years Ended December 31, 2000 (four months)
Increase (decrease) in cash				
Operating				
Net earnings (loss)	**$ 324,686**	$ 299,782	$ 431,917	$ (10,016)
Depletion and depreciation	**70,677**	68,476	117,721	—
Future income taxes	**83,689**	(14,554)	(30,717)	—
	479,052	353,704	518,921	(10,016)
Non-cash working capital items related to operations	**(117,531)**	166,373	192,651	10,000
	361,521	520,077	711,572	(16)
Financing				
Issuance of share capital, net	**20,000**	92,016	704,233	612,800
Issue of operating loan	**480,000**	870,000	1,260,000	—
Repayment of operating loan	**(240,000)**	(480,000)	(1,260,000)	—
	260,000	482,016	704,233	612,800
Change in non-cash working capital items related to financing	**(19,753)**	—	30,000	15,000
	240,247	482,016	734,233	627,800
Investing				
Acquisition of property and equipment	**(504,442)**	(1,050,276)	(1,580,098)	(270,439)
Change in non-cash working capital items relating to investing	**(239,085)**	(249,335)	(30,983)	(44,618)
	(743,527)	(1,299,611)	(1,611,081)	(315,057)
Net (decrease) increase in cash and cash equivalents	**(141,759)**	(297,518)	(165,276)	312,727
Cash and cash equivalents, beginning of period	**147,451**	312,727	312,727	—
Cash and cash equivalents, end of period	**$ 5,692**	$ 15,209	$ 147,451	$ 312,727

See accompanying notes to the financial statements.

Denim Energy Corp.

Notes to the Financial Statements
(Information as at June 30, 2002 and for the
six months ended June 30, 2002 and 2001 is unaudited)

1. Nature of operations

The Company was incorporated under the Business Corporations Act (Alberta) on April 4, 2000 as 873817 Alberta Ltd. On November 11, 2000, pursuant to a certificate of amendment, the Company changed its name to Denim Energy Corp. On September 1, 2000 the Company commenced operations.

The Company is engaged primarily in the exploration for and production of petroleum and natural gas reserves in a single cost centre being western Canada.

2. Summary of significant accounting policies

a) Petroleum and natural gas properties

i) Capitalized costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, interest on debt directly related to certain acquisitions, and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties will be applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

ii) Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

iii) Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

iv) Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, are provided for over the life of proved reserves on a unit-of-production basis. An annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

b) Financial instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, receivables, income taxes payable, payables and accruals and operating loans. Unless otherwise disclosed, there are no significant differences between the carrying value of these financial instruments and their estimated fair value.

c) Joint operations

Certain petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

d) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income taxes is increased by the estimated tax benefits transferred to shareholders.

e) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from and affect the results reported in these financial statements.

f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks.

g) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the temporary differences are expected to reverse.

h) Revenue recognition

Crude oil and natural gas revenue is recognized in income when reserves are produced and sold.

3. Change in accounting policy

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to accounting for future income taxes. Under the new recommendations, the liability method of tax allocation is used, which is based upon the difference between financial and tax bases of assets and liabilities.

The Company has adopted the change in accounting policy retroactively, without restating the financial statements of prior periods. The result of the adoption of this new accounting policy did not have a significant effect on the financial statements of prior periods.

4. Property and equipment

	June 30,	December 31,	
	2002	2001	2000
Exploration and development costs	$2,354,979	$1,850,537	$270,439
Accumulated depletion and depreciation	(148,464)	(96,513)	—
	$2,206,515	$1,754,024	$270,439

The Company does not capitalize any portion of its general and administrative expenses. Future capital expenditures of $229,000 (2000 — $Nil), as estimated by independent engineers, relating to the development of proved non-producing reserves have been included in costs subject to depletion.

5. Credit facility

The Company has received approval for a $600,000 revolving production loan, subject to certain terms and conditions. The loan bears interest at the lender's prime rate plus 1.5%. The loan is secured by a general security agreement and demand debenture in the amount of $2,000,000 providing a floating charge over all assets of the Company. As at December 31, 2001, the full credit facility was available to the Company. As at June 30, 2002, $240,000 has been utilized on this facility.

6. Future site restoration and abandonment

At June 30, 2002, total future removal and site restoration costs to be accrued over the life of the remaining proved reserves were estimated, net of recoveries, at $748,973 (2001 — $456,965) of which $39,934 (2001 — $21,208) has been accrued. This estimate is subject to change based on amendments to environmental laws and as new information concerning operations becomes available.

7. Income taxes

a) Provision for income taxes

	Six Months Ended June 30, 2002
Earnings before taxes	$408,375
Expected tax expense at combined federal and provincial rate of 29%	$114,345
Increase (decrease) resulting from:	
Non-deductible crown charges	7,720
Alberta royalty tax credits	(573)
Resource allowance	(25,554)
Other	(12,249)
Provision for future income taxes	$ 83,689

b) Future income taxes

Future income taxes consist of the following temporary differences:

	Six Months Ended June 30, 2002
Property and equipment	$334,185
Resource allowance rate reduction	(5,422)
Share issue costs and other	(13,266)
Future site restoration	(11,182)
	$304,315

8. Capital stock

a) Authorized:

Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

Unlimited number of Class A voting preferred shares

b) Issued and outstanding:

	June 30,		December 31,			
	2002		2001		2000	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Class A common shares						
Balance, beginning of period	**89,330**	**$ 724,154**	44,000	$ 356,400	—	$ —
Issued for cash on flow-through share basis	—	—	45,330	453,300	44,000	440,000
Tax effect renounced to shareholders	—	—	—	(85,456)	—	(83,600)
Balance, end of period	**89,330**	**724,154**	89,330	724,154	44,000	356,400
Class B common shares						
Balance, beginning of period	**49,570**	**399,829**	18,780	152,118	—	—
Issued for cash	**2,000**	**20,000**	—	—	—	—
Issued for cash on flow-through share basis	—	—	30,790	307,900	18,780	187,800
Tax effect renounced to shareholders	—	—	-	(60,189)	—	(35,682)
Balance, end of period	**51,570**	**419,829**	49,570	399,829	18,780	152,118
Share issue costs ($71,967, net of future tax of $13,920)		**(58,047)**		(58,293)		(12,150)
		$1,085,936		$1,065,690		$496,368

c) Flow-through shares

During 2001, the Company entered into flow-through share agreements. Under the terms of the current flow-through agreements the Company is required to expend the proceeds of $761,200 on qualifying oil and natural gas expenditures prior to December 31, 2002.

9. Supplemental cash flow information

	June 30,	December 31,	
	2002	2001	2000
Interest paid	$10,845	$33,847	$ —
Taxes paid	$46,475	$ —	$ —

10. Subsequent event

On October 20, 2002 the Company entered into an offer to purchase whereby Celtic Exploration Ltd. ("Celtic") has offered to purchase all of the issued and outstanding common shares of the Company for a purchase price of $3,550,000, payable at the election of the shareholders of the Company, by cash or by Celtic shares, at a deemed price of $3.00 per share or by a combination thereof, provided however that Celtic shall not be required to issue more than an aggregate of 591,667 Celtic shares to the shareholders of the Company.

EXHIBIT "6"

Unaudited Schedule of Revenues, Royalties and Operating Expenses
Relating to the Richdale Properties
for the Six Month Period Ended June 30, 2002
and for the Year Ended December 31, 2001

Richdale Property

Schedule of Revenues, Royalties and Operating Expenses
For the six months ended June 30, 2002 and
For the year ended December 31, 2001
(Unaudited)

	June 30, 2002 $	December 31, 2001 $
Oil and gas sales	223,774	785,368
Royalties	(19,855)	(222,410)
	203,919	562,958
Operating expenses	44,242	88,675
Excess of revenues over operating expenses	159,677	474,283

Richdale Property

Notes to Financial Statements
December 31, 2001
(Unaudited)

1. Basis of presentation

The schedule of revenues, royalties and operating expenses includes the operating results relating to the Richdale Property which was acquired by Celtic Exploration Ltd. under an agreement dated November 5, 2002,

The schedule of revenues, royalties and operating expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes as these amounts are based on the consolidated operations of the vendor of which the selected property forms only a part.

2. Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

EXHIBIT "7"

**Unaudited Pro Forma Consolidated Balance Sheet
for Celtic Exploration Ltd. following
the Princess Properties acquisition,
the Offer, the Denim acquisition,
the Richdale Properties acquisition and
the Private Placement as at June 30, 2002
and the Unaudited Pro Forma Consolidated
Statements of Operations for the
Six Months Ended June 30, 2002
and for the Year Ended December 31, 2001**

Celtic Exploration Ltd.
(formerly Desco Exploration Ltd.)

Pro Forma Consolidated Financial Statements
June 30, 2002 and December 31, 2001
(Unaudited)

November 5, 2002

Compilation Report

To the Directors of
Celtic Exploration Ltd.

We have reviewed as to the compilation only, the accompanying pro forma consolidated balance sheet of **Celtic Exploration Ltd.** (formerly Desco Exploration Ltd.) as at June 30, 2002 and the pro forma consolidated statement of operations for the 6 month period ended June 30, 2002 and for the year ended December 31, 2001, which have been prepared for inclusion in the Information Circular dated November 5, 2002 to the shareholders of Dorchester Energy Inc. to approve the offer to purchase. In our opinion, the pro forma consolidated balance sheet and statement of operations have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 through 6 thereto of the June 30, 2002 pro forma consolidated financial statements and the statement of operations for the year ended December 31, 2001.

These financial statements are the responsibility of Celtic Exploration Ltd.'s management.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Celtic Exploration Ltd.

Pro Forma Consolidated Balance Sheet
As at June 30, 2002
(Unaudited)

	Celtic Exploration Ltd. June 30, 2002 $ (unaudited)	Dorchester Energy Inc. June 30, 2002 $ (unaudited)	Denim Energy Corp. June 30, 2002 $ (unaudited)	Adjustments $	Note	Pro forma June 30, 2002 $
		Assets				
Current assets						
Cash and short-term investments	646,072	—	5,692	1,507,122	6(c)	2,158,886
Accounts receivable	3,699	1,353,723	349,520	—		1,706,942
Prepaid expenses	—	264,845	—	—		264,845
	649,771	1,618,568	355,212	1,507,122		4,130,673
Property, plant and equipment, net	—	11,454,210	2,206,515	21,502,537	6(b)	35,163,262
	649,771	13,072,778	2,561,727	23,009,659		39,293,935
		Liabilities				
Current liabilities						
Cheques issued in excess of funds on deposit	—	525,882	—	—		525,882
Accounts payable and accrued liabilities	33,079	1,876,110	144,955	—		2,054,144
Bank debt	—	4,700,000	240,000	(4,940,000)	6(b)(c)	—
	33,079	7,101,992	384,955	(4,940,000)		2,580,026
Future site restoration	—	318,139	39,934	—		358,073
Future income taxes	—	1,909,400	304,315	6,889,314	6(b)	9,103,029
	33,079	9,329,531	729,204	1,949,314		12,041,128
Shareholders' Equity						
Share capital	616,692	1,620,873	1,085,936	23,929,306	6(b)(c)	27,252,807
Retained earnings	—	2,122,374	746,587	(2,868,961)	6(b)	—
	616,692	3,743,247	1,832,523	21,060,345		27,252,807
	649,771	13,072,778	2,561,727	23,009,659		39,293,935

Celtic Exploration Ltd.

Pro Forma Consolidated Statement of Operations
For the six month period ended June 30, 2002
(Unaudited)

	Celtic Exploration Ltd. June 30, 2002 $ (unaudited)	Princess Property June 30, 2002 $ (unaudited)	Dorchester Energy Inc. June 30, 2002 $ (unaudited)	Denim Energy Corp. June 30, 2002 $ (unaudited)	Richdale Property June 30, 2002 $ (unaudited)	Adjustments $	Note 6(a)	Pro forma June 30, 2002 $
Revenue								
Oil and gas sales	—	917,948	3,154,684	663,179	207,668	—		4,943,479
Royalties, net of ARTC	—	(144,926)	(519,450)	(89,982)	(19,855)	(68,846)	(iii)	(843,059)
	—	773,022	2,635,234	573,197	187,813	(68,846)		4,100,420
Other	—	—	55,134	20,872	16,106	—		92,112
	—	773,022	2,690,368	594,069	203,919	(68,846)		4,192,532
Expenses								
Operating	—	412,340	856,303	95,748	44,242	—		1,408,633
General and administrative	—	—	393,533	16,800	—	—		410,333
Interest	—	—	103,250	2,469	—	(40,825)	(iv)	64,894
Depletion, depreciation and amortization	—	—	1,121,104	70,677	—	1,570,701	(i)	2,762,482
	—	412,340	2,474,190	185,694	44,242	(1,529,876)		4,646,342
Earnings before income taxes	—	360,682	216,178	408,375	159,677	(1,598,722)		(453,810)
Income taxes								
Current	—	—	109,111	—	—	—		109,111
Future	—	—	102,400	83,689	—	(487,615)	(iii)	(301,526)
	—	—	211,511	83,689	—	(487,615)		(192,415)
Net earnings (loss)	—	360,682	4,667	324,686	159,677	(1,111,107)		(261,395)
Earnings (loss) per share								
Basic	—	—	—	—	—	—		(0.01)
Diluted	—	—	—	—	—	—		(0.01)

Celtic Exploration Ltd.

Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2001
(Unaudited)

	Celtic Exploration Ltd. Dec. 31, 2001 $ (unaudited)	Princess Property Dec. 31, 2001 $	Dorchester Energy Inc. Dec. 31, 2001 $	Denim Energy Corp. Dec. 31, 2001 $	Richdale Property Dec. 31, 2001 $ (unaudited)	Adjustments $	Note 6(a)	Pro forma Dec. 31, 2001 $
Revenue								
Oil and gas sales	—	2,274,881	7,220,029	1,051,727	765,074	—		11,311,711
Royalties, net of ARTC	—	(308,874)	(1,607,887)	(311,279)	(222,410)	(170,616)	(iii)	(2,621,066)
	—	1,966,007	5,612,142	740,448	542,664	(170,616)		8,690,645
Other	—	—	41,481	32,816	20,294	—		94,591
	—	1,966,007	5,653,623	773,264	562,958	(170,616)		8,785,236
Expenses								
Operating	—	755,035	1,861,035	134,738	88,675	—		2,839,483
General and administrative	—	—	565,471	33,996	—	—		599,467
Interest	—	—	160,816	28,456	—	(81,650)	(iv)	107,622
Depletion, depreciation and amortization	—	—	1,842,085	117,721	—	2,840,331	(i)	4,800,137
	—	755,035	4,429,407	314,911	88,675	2,758,681		8,346,709
Earnings before income taxes	—	1,210,972	1,224,216	458,353	474,283	(2,929,297)		438,527
Income taxes								
Current	—	—	195,424	57,153	—	—		252,577
Future	—	—	264,824	(30,717)	—	(300,749)	(ii)	(66,642)
	—	—	460,248	26,436	—	(300,749)		185,935
Net earnings (loss)	—	1,210,972	763,968	431,917	474,283	(2,629,548)		252,592
Earnings (loss) per share								
Basic	—	—	—	—	—	—		0.01
Diluted	—	—	—	—	—	—		0.01

Celtic Exploration Ltd.

Notes to Pro Forma Consolidated Financial Statements
June 30, 2002 and December 31, 2001
(Unaudited)

1. Basis of presentation

The pro forma consolidated financial statements of Celtic Exploration Ltd. ("Celtic" or the "Corporation") have been prepared by management to give effect to the purchase of Dorchester Energy Inc. ("Dorchester" and Denim Energy Corp. ("Denim") and to effect to the purchase of the Princess Property and Richdale Property, and the financing arrangements. Dorchester and Denim are involved in oil and gas production in Canada.

The June 30, 2002 pro forma consolidated financial statements have been prepared from:

a) Celtic's unaudited financial statements as at June 30, 2002;

b) Dorchester's unaudited financial statements as at June 30, 2002 and for the six months then ended;

c) Denim's unaudited financial statements as at June 30, 2002 and for the six months then ended;

d) Unaudited schedule of revenues and expenses for the Princess and Richdale properties.

The December 31, 2001 pro forma consolidated statement of operations has been prepared from:

a) Dorchester's audited financial statements as at and for the year ended December 31, 2001;

b) Denim's audited financial statements as at and for the year ended December 31, 2001;

c) Audited schedule of revenue and expenses for the Princess Property for the year ended December 31, 2001;

d) Unaudited schedule of revenue and expenses for the Richdale Property for the year ended December 31, 2001.

The pro forma consolidated balance sheet gives effect to the transactions described in notes 2 through 7 as if they occurred on June 30, 2002, while the pro forma consolidated statements of operations give effect to those transactions as if they occurred January 1, 2002 and January 1, 2001, respectively.

The pro forma consolidated financial statements may not be indicative of the financial position or the results of operations which will be obtained upon completion of the arrangements. In preparing the pro forma financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

The pro forma consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements as at April 24, 2002, Celtic's, Dorchester's and Denim's unaudited June 30, 2002 financial statements, the Richdale Property and Princess Property unaudited June 30, 2002 schedule of revenue and expenses, Dorchester's audited December 31, 2001 financial statements, Denim's audited December 31, 2001 financial statements, the December 31, 2001 Richdale Property's unaudited schedule of revenue and expenses, and the Princess Property's audited statements of revenue, royalties and operating expenses for the three years ended December 31, 2001, 2000 and 1999. Additionally, the Corporation has adopted the full cost basis of accounting for its oil and gas assets.

2. Acquisition of Dorchester

On October 20, 2002, Celtic and Dorchester entered into an agreement whereby Celtic has offered to acquire all the outstanding shares of Dorchester pursuant to shareholder approval prior to December 10, 2002. The purchase of Dorchester for aggregate consideration of $11.4 million consists of $126,850 in net acquisition costs, the issue of a maximum of 1,879,285 Celtic shares at a prescribed value of $5.64 million, and cash of

$5.64 million. The preceding is based on a $3.00 share price for each Celtic share and the assumption that the maximum number of Celtic shares under the agreement will be issued. The transaction is accounted for using the purchase method of accounting and assumes all Dorchester shares have been acquired pursuant to the agreement. The number of issued and outstanding shares of Dorchester at the date of the transaction is assumed to be 16,108,161 at $0.70 each. At June 30, 2002, Celtic has assumed the allocation of the purchase price to the assets and liabilities of Dorchester as follows:

	$ (in thousands)
Net assets acquired and liabilities assumed	
Property, plant and equipment	24,724
Debt, net of working capital	(5,484)
Future site restoration	(318)
Future income taxes	(7,519)
	11,403
Consideration	
Cash	5,638
Shares issued	5,638
Acquisition costs incurred	127
	11,403

3. Acquisition of Denim

On November 5, 2002, Celtic and Denim entered into an agreement whereby Celtic has acquired the outstanding shares of Denim. The purchase of Denim for aggregate consideration of $3.565 million consists of $15,000 in acquisition costs, the issue of 416,981 Celtic shares at a prescribed value of $1.251 million, and cash of $2.299 million. The preceding is based on a $3.00 share price for each Celtic share. The transaction is accounted for using the purchase method of accounting and assumes all Denim shares have been acquired pursuant to the agreement. The number of issued and outstanding shares of Denim at the date of the transaction is 229,600 at $15.46 each. At June 30, 2002, Celtic has assumed the allocation of the purchase price to the assets and liabilities of Denim as follows:

	$ (in thousands)
Net assets acquired and liabilities assumed	
Property, plant and equipment	5,218
Debt, net of working capital	(30)
Future site restoration	(40)
Future income taxes	(1,583)
	3,565
Consideration	
Cash	2,299
Shares issued	1,251
Acquisition costs incurred	15
	3,565

4. Richdale Property

On November 5, 2002, Celtic entered into an agreement of purchase and sale to acquire certain oil and gas properties for a purchase price of $1.1 million which was financed by cash of $768,000 and the issuance of 101,189 Celtic shares at a prescribed value of $3.00 for each share.

5. Princess Property purchase

On August 1, 2002, Celtic entered into an agreement of purchase and sale to acquire certain oil and gas properties for a purchase price of $4.15 million which was financed by cash of $1.5 million and the issuance of 2,650,000 shares, which closed on September 30, 2002.

6. Pro forma adjustments and assumptions

a) The June 30, 2002 and December 31, 2001 pro forma consolidated statements of operations has been prepared as if the transactions took place on January 1, 2002 and on January 1, 2001, respectively.

   i) Depletion and depreciation, booked on a unit-of-production basis, has been adjusted to reflect the pro forma value of the oil and gas assets, as if the acquisitions had occurred at the beginning of the year;

   ii) The future income tax expense has been adjusted to reflect the impact of earnings on the transaction at the maximum statutory rate;

   iii) Pursuant to the purchase of the Princess Property, a gross overriding royalty of 7½% has been granted. This amount has been factored into the pro forma results; and

   iv) All shares in note 7 were issued at the earliest period to eliminate debt and the excess cash earned interest at 5%.

b) The pro forma consolidated balance sheet as at June 30, 2002 has been prepared as if the proposed transactions had been completed as of the balance sheet date.

c) The pro forma consolidated balance sheet as at June 30, 2002 has been prepared as if all the following financing arrangements in note 7 had been completed as of the balance sheet date:

7. Shares outstanding

The authorized share capital of the Corporation consists of an unlimited number of common shares and unlimited preferred shares issuable in series.

At June 30, 2002, 4,000,000 common shares were issued and outstanding. Subsequent to June 30, 2002, 375,000 stock options were exercised at $0.25 per share, 3,000,000 flow-through shares at $1.00 per share, a private placement for 2,000,000 shares at $1.00 per share, and 2,650,000 shares at $1.00 per share in consideration of the Princess Property transaction which closed September 30, 2002, with issue costs of $100,000.

A maximum of 1,879,285 shares at $3.00 each have been assumed to be issued as consideration for Dorchester. 416,981 and 101,189 Celtic shares at $3.00 each have been issued as consideration for Denim and the Richdale Properties, respectively. Share issue costs are estimated at $100,000.

4,000,000 common shares are to be issued by private placement for $3.00 each by November 29, 2002, with issuance costs of $100,000.

The shares deemed outstanding for the basic and weighted average pro forma per share calculation were 18,422,455 shares.

As of October 31, 2002, the Corporation had granted 825,000 stock options to its officers, directors and employees. These options are exercisable at an average price of $2.50 per share.

APPENDIX B

Part 16 of the Business Corporations Act (Alberta)
Take-Over Bids — Compulsory Purchase

Definitions.

194 In this Part,

(a) **"dissenting offeree"** means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(b) **"offer"** includes an invitation to make an offer;

(c) **"offeree"** means a person to whom a take-over bid is made;

(d) **"offeree corporation"** means a corporation whose shares are the object of a take-over bid;

(e) **"offeror"** means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,

(i) make take-over bids jointly or in concert, or

(ii) intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(f) **"share"** means a share with or without voting rights and includes

(i) a security currently convertible into such a share, and

(ii) currently exercisable options and rights to acquire such a share or such a convertible security;

(g) **"take-over bid"** means an offer made by an offeror to shareholders to acquire all of the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every take-over bid by a corporation to repurchase all of the shares of any class of its shares that leaves outstanding voting shares of the corporation.

Compulsory acquisition of shares of dissenting offeree.

195

(1) A take-over bid is deemed to be dated as of the date on which it is sent.

(2) If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3) The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

Offeror's notices.

196

(1) An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that

(a) the offerees holding more than 90% of the shares to which the bid relates have accepted the take-over bid,

(b) the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c) a dissenting offeree is required to elect

(i) to transfer the offeree's shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of the offeree's shares

(A) by notifying the offeror, and

(B) by applying to the Court to fix the fair value of the shares of the dissenting offeree,

within 60 days after the date of the sending of the offeror's notice,

(d) a dissenting offeree who does not notify the offeror and apply to the Court in accordance with clause (c)(ii) is deemed to have elected to transfer the offeree's shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e) a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after the offeree receives the offeror's notice.

(2) Concurrently with sending the offeror's notice under subsection (1), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 77 with respect to each share held by a dissenting offeree.

Surrender of share certificate and payment of money.

197

(1) A dissenting offeree to whom an offeror's notice is sent under section 196(1) shall, within 20 days after the offeree receives that notice, send the offeree's share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2) Within 20 days after the offeror sends an offeror's notice under section 196(1), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(1)(c)(i).

Offeree corporation's obligations.

198

(1) The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2) Within 30 days after the offeror sends an offeror's notice under section 196(1), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

(a) issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b) give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree's share certificates as required under section 197(1), the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money, and

(c) send to each dissenting shareholder who has not sent the shareholder's share certificates as required under section 197(l) a notice stating that

   (i) the shareholder's shares have been cancelled,

   (ii) the offeree corporation or some designated person holds in trust for the shareholder the money or other consideration to which the shareholder is entitled as payment for or in exchange for the shareholder's shares, and

   (iii) the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder's shares.

Offeror's right to apply.

199 If a dissenting offeree has elected to demand payment of the fair value of the offeree's shares under section 196(l)(c), the offeror may, within 20 days after the offeror has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

No security for costs.

200 A dissenting offeree is not required to give security for costs in an application made under this Part.

Procedure on application.

201 If more than one application is made under sections 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.

Court to fix fair value.

202 On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.

Power of Court.

203 The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

Final order.

204 The final order of the Court is to be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree's shares for the fair value of the offeree's shares as fixed by the Court.

Additional powers of Court.

205 In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:

(a) fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b) order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the offeree sends or delivers the offeree's share certificates under section 197(1) until the date of payment;

(d) order that any money payable to a shareholder who cannot be found be paid to the Provincial Treasurer and section 228(3) applies in respect of money so paid.

Corporation's offer to repurchase its own shares.

206

(1) If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 198(1) within 20 days after it sends an offeror's notice under section 196(1).

(2) Subsection (3) applies if:

(a) the take-over bid is an offer by a corporation to repurchase its own shares, and

(b) the corporation is prohibited by section 34

(i) from depositing or placing the consideration for the shares pursuant to section 198(1), or

(ii) paying the amount for the shares fixed by the Court pursuant to section 202.

(3) If the conditions referred to in subsection (2) are met, the corporation

(a) shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

(b) is entitled to use for its own benefit any money or consideration deposited or placed under section 198(1), and

the dissenting offeree is reinstated to the offeree's full rights, as a shareholder.

Office of the Depositary and Information Agent, Valiant Trust Company

By Mail

Valiant Trust Company
510, 550 - 6th Avenue S.W.
Calgary, AB
T2P 0S2

By Hand or by Courier

Calgary
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Telephone: (403) 233-2801

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at its telephone number and location set out above.

BOWNE
PRINTED IN CANADA

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary and Information Agent (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates
for
common shares
of

DORCHESTER ENERGY INC.

To be deposited pursuant to the Offer dated November 5, 2002
of

CELTIC EXPLORATION LTD.

This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates for the common shares (the "Dorchester Shares") of DORCHESTER ENERGY INC. ("Dorchester") deposited pursuant to the offer (the "Offer") dated November 5, 2002 made by CELTIC EXPLORATION LTD. ("Celtic" or the "Offeror") to holders of Dorchester Shares. **The Offer will be open for acceptance until 4:00 p.m., (Calgary time), on December 12, 2002 unless the Offer is extended or withdrawn.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Dorchester Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO: CELTIC EXPLORATION LTD.

AND TO: VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Dorchester Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of Dorchester Shares Deposited (see Item 6 of the Instructions for Partial Tenders)
	TOTAL:	

(Attach list in the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Dorchester Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Dorchester Shares represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after November 5, 2002, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "Effective Date");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which common shares of Celtic may be lawfully delivered, directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued certificate(s) for common shares of Celtic, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; (b) to mail the cheques representing the amount of cash, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below; and (c) to return any certificates for Dorchester Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Dorchester);

(h) irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after November 5, 2002 effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by Dorchester; and

   (ii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Dorchester Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Dorchester and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Celtic any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Celtic as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if Dorchester should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Dorchester Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Dorchester of such Dorchester Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Dorchester Shares deposited pursuant to the Offer will be determined by Celtic in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary and Information Agent, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

(n) by virtue of the execution of this Letter of Transmittal, agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language;

En signant la présente lettre de transmission, le soussigné est réputé d'avoir convenu avec l'initiateur, l'agent de transmission américain et le dépositaire que tous les contrats découlant de l'offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l'avis de livraison garantie, soient rédigés exclusivement en anglais; and

(o) acknowledges that if the undersigned elects to receive cash for a portion of his Dorchester Shares and jointly elects with Celtic under section 85 of the Tax Act, he/she/it will be considered to have tendered all his/her/its Dorchester Shares to Celtic for a combination of common shares of Celtic and cash.

ELECTION OF FORM OF PAYMENT

Under the Offer the undersigned hereby elects to receive for the Purchased Securities:

☐ All Shares: 0.233 of a common share of Celtic for each deposited Dorchester Share, subject to the limits set forth in the Offer.

☐ All Cash: $0.70 (Cdn.) in cash for each deposited Dorchester Share.

☐ Combination:
(a) 0.233 of a common share of Celtic in respect of _____% of the Dorchester Shares deposited, subject to the limits set forth in the Offer, and
(b) $0.70 (Cdn.) in cash in respect of the remaining Dorchester Shares.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "All Cash" option. Fractional interests in Celtic common shares will be settled by payment in cash based on a price of $3.00 per Celtic Share.

BLOCK A

ISSUE CERTIFICATE(S) FOR COMMON SHARES OF CELTIC AND CHEQUE IN THE NAME OF
(please print or type):

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Social Security No.)
U.S. residents/citizens must provide their
Taxpayer Identification Number ______

BLOCK B

SEND CERTIFICATE(S) FOR COMMON SHARES OF CELTIC AND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Box A or to:

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

BLOCK C

☐ HOLD CERTIFICATE(S) FOR COMMON SHARES OF CELTIC AND CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN CALGARY

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see Item 2 of the Instructions)

☐ CHECK HERE IF DORCHESTER SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

RESIDENCE

The undersigned:

(a) is a resident of Canada ☐ Yes ☐ No

(b) if not a resident of Canada is a resident of United States ☐ Yes
Other: specify ______________________________

Signature guaranteed by (if required under Instruction 4): Dated: ______________________________, 2002.

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Signature of Shareholder or Authorized Representative (see Instruction 5)

____
Name of Shareholder (please print or type)

____
Address (please print or type)

Area Code & Telephone Number during Business Hours:

( ) ______________________________

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Purchased Securities must be received by the Depositary at one of the offices specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Dorchester Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at one of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Dorchester Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Dorchester Shares.

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Dorchester Shares pursuant to the Offer and (i) the certificate(s) representing such Dorchester Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Dorchester Shares and all other required documents to the Depositary prior to the Expiry Time, such Dorchester Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary (by hand, facsimile transmission or mail) as set forth in the Notice of Guaranteed Delivery together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, prior to the Expiry Time; and

(c) the certificates representing the Dorchester Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile, must be received by the Depositary at its office in Calgary as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing Celtic Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures**. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the certificate(s) representing Celtic Shares are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Dorchester, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**. If less than the total number of Dorchester Shares evidenced by any certificate submitted is to be deposited, fill in the number of Dorchester Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Dorchester Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Dorchester Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**.

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Dealer Manager at any of their respective offices at the addresses listed on the last page of this document.

8. **Commissions and Stock Transfer Taxes**. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Dorchester Shares directly with the Depositary or if the services of the Dealer Manager are used to accept the Offer. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, Celtic Shares to be received pursuant to the Offer are to be issued to, or if the certificates for

Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9. **Lost Certificates**. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

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Office of the Depositary and Information Agent, Valiant Trust Company

By Mail

Valiant Trust Company
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand or by Courier

Calgary
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Telephone: (403) 283-2857

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at its telephone number and location set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of common shares
of
DORCHESTER ENERGY INC.
Pursuant to the Offer dated November 5, 2002
of
CELTIC EXPLORATION LTD.

The terms and conditions of the Offer set forth in the Offer and Circular dated November 5, 2002, are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by CELTIC EXPLORATION LTD. (the "Offeror") for the common shares (the "Dorchester Shares") of DORCHESTER ENERGY INC. if (i) certificates representing the Dorchester Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificates representing such Dorchester Shares and all other required documents to the Depositary prior to the Expiry Time, as defined in the Offer. Such Dorchester Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Calgary by hand, fax or mail by the Expiry Time; and

(c) the certificate(s) representing deposited Dorchester Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, covering the Dorchester Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the date of expiry of the Offer.

This Notice of Guaranteed Delivery delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its office in Calgary not later than the Expiry Time must include a guarantee by an Eligible Institution in the form set forth below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: CELTIC EXPLORATION LTD.

AND TO: VALIANT TRUST COMPANY, as Depositary

By Mail
By Hand or Courier
By Facsimile

510, 550 - 6th Avenue S.W.
Calgary, Alberta T2P 0S2
510, 550 - 6th Avenue S.W.
Calgary, Alberta T2P 0S2
(403) 233-2857

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Dorchester Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

Number of Dorchester Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

Area Code and Number during
Business Hours:

( ) ______________________

Date: ______________________

____
Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary in Calgary specified on page 2 hereof of the certificates representing Dorchester Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Time.

Date: ______________________________ ______________________________
Firm

______________________________ ______________________________
(Authorized Signature) (Please print name)

______________________________ ______________________________
(Address) (Area Code and Telephone Number)

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Celtic Exploration Ltd. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELTIC EXPLORATION LTD.

Dated: November 7, 2002

/s/ David J. Wilson

Name: David J. Wilson

Title: President